COUNTRYSIDE
POWER INCOME FUND
www.countrysidepowerfund.com

07025534

2007 JUL 26 P 12:05

July 25, 2007

SUPPL

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Comission
100 F Street N.E
Washington, D.C. 20549

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed properly with the Securities and Exchange Commission:

1. Support Agreement between Fort Chicago and Countryside (dated June 20, 2007)
2. Form 51-102F3 – Material Change Report
3. Report of Take-Over Bid (dated July 5, 2007) [French translation available if needed.]
4. CIBC Mellon – Offering Circular
5. Letter of Acceptance and Transmittal [French translation available if needed.]
6. Report of Voting Results – held on June 29, 2007
7. CPIF Trustees Circular recommending Acceptance of Offer by Fort Chicago [French translation available if needed.]
8. Fort Chicago – Offer to Purchase dated July 5, 2007 [French translation available if needed]
9. Press Release – CPIF declares July Distribution (July 20, 2007)
10. Form 5 Submission – Dividend/Distribution Declaration (July 20, 2007)
11. Form 1 Submission – Change in Securities (CCPI – July 19, 2007)
12. Form 3 Submission – Change in Officers/Directors/ Trustees (new Director – James Lawson)
13. Form 3 Submission - Change in Officers/Directors/ Trustees (G. Mornhed Resigns)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

Cc: Allan Rothman
Vice President and General Counsel
Countryside Ventures LLC

FORT CHICAGO ENERGY PARTNERS L.P.

-and-

COUNTRYSIDE POWER INCOME FUND

SUPPORT AGREEMENT

June 20, 2007

TABLE OF CONTENTS

SUPPORT AGREEMENT

THIS AGREEMENT made as of the 20th day of June, 2007

BETWEEN:

FORT CHICAGO ENERGY PARTNERS L.P., a limited partnership governed by the laws of the Province of Alberta (the "**Offeror**")

– and –

COUNTRYSIDE POWER INCOME FUND, a trust established under the laws of the Province of Ontario (the "**Fund**").

WHEREAS the Offeror desires to acquire all of the Units (as hereinafter defined) of the Fund and all of the Exchangeable Debentures (as hereinafter defined), in each case not currently owned by it and is prepared to make an offer to acquire such Units and Exchangeable Debentures;

AND WHEREAS the board of trustees of the Fund (the "**Board of Trustees**") has determined, after consultation with its financial and legal advisors, that the consideration per Unit to be received by the Unitholders (as hereinafter defined) pursuant to the Unit Offer (as hereinafter defined) is fair from a financial point of view to Unitholders and that the transactions contemplated in the Unit Offer are in the best interests of the Fund and the Unitholders and the Board of Trustees has resolved to support the making of the Unit Offer and to recommend acceptance of the Unit Offer to Unitholders, all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the meanings set forth below.

"**Administrator**" means Countryside Canada Ventures Inc., a corporation governed by the laws of the Province of Ontario.

"**Affiliate**" has the meaning ascribed to that term in NI 45-106.

"**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this Agreement, including the Schedules hereto, as the same may be amended or supplemented from time to time.

"**Alternative Transaction**" means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, security exchange, material sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a material sale of assets), any material sale of securities of the Fund or rights or interests therein or thereto, or similar transactions involving the Fund and/or its Subsidiaries, or a written proposal or offer to do so, excluding the Offers or any transaction to which the Offeror or an Affiliate of the Offeror is a party.

"**Amended Credit Facility**" means the credit facility provided under the amended and restated credit agreement dated November 15, 2005.

"**Audited Financial Statements**" means the audited consolidated financial statements of the Fund and its Subsidiaries for the fiscal year ended December 31, 2006 including the notes thereto and auditor's report thereon.

"**Bid Circular**" has the meaning set forth in Section 2.1(c).

"**Board of Trustees**" has the meaning set forth in the recitals to this Agreement.

"**Business Day**" means any day except a Saturday, Sunday or statutory holiday in Toronto, Ontario or New York, New York.

"**Competition Act**" means the *Competition Act* (Canada), as amended.

"**Competition Commissioner**" means the Commissioner of Competition appointed pursuant to the Competition Act.

"**Compulsory Acquisition**" means an acquisition by the Offeror of Units not tendered to the Unit Offer pursuant to Section 13.13(b) of the Declaration of Trust.

"**Confidentiality Agreement**" means the confidentiality agreement dated March 8, 2007 between the Fund and the Offeror.

"**Contaminant**" means any asbestos, asbestos containing materials or urea formaldehyde, hydrocarbons, polychlorinated biphenyls ("**PCBs**"), PCB-containing equipment or materials, lead, pollutants, substances of a deleterious, dangerous, hazardous, corrosive or toxic nature, dangerous goods, special or hazardous waste, or any other substance that is regulated under any applicable Environmental Law with respect to its presence, use, collection, storage, transportation, treatment or disposal.

"**Contract**" means any contract, agreement, commitment, undertaking, licence, note, bond, mortgage, indenture, loan or deed of trust, whether or not in writing.

"**Countryside Canada**" means Countryside Canada Power Inc., a corporation governed by the federal laws of Canada.

"**Countryside Holding**" means Countryside U.S. Holding Corp., a corporation governed by the laws of Delaware.

"**Data Site**" means the online dataroom website of the Fund through which certain information or documents were made available to the Offeror's representatives on or before June 16, 2007.

"**Debentureholders**" means the registered holders of the outstanding Exchangeable Debentures.

"**Debenture Offer**" has the meaning set forth in Section 2.1(a).

"**Debenture Trustee**" means CIBC Mellon Trust Company or its successor under the Trust Indenture between the Fund, Countryside Canada and CIBC Mellon Trust Company dated November 14, 2005 in respect of the Exchangeable Debentures.

"**Declaration of Trust**" means the first amended and restated declaration of trust in respect of the Fund dated as of April 8, 2004, as the same may be amended from time to time hereafter with the consent of the Offeror, acting reasonably.

"**Disclosure Letter**" means the letter dated the date of this Agreement from the Fund to the Offeror in respect of the representations and warranties related to the Fund and its Subsidiaries and certain other matters contemplated herein.

"**DUP**" means the deferred trust unit plan of the Fund.

"**Effective Time**" means the time that the Offeror shall have acquired ownership of and paid for Units pursuant to the terms of the Unit Offer.

"**Employees**" means all individuals employed by the Fund or its Subsidiaries on a full-time, part-time or temporary basis, including all trustees, directors, officers and individuals on disability leave, parental leave or other absence from work.

"**Encumbrances**" means any pledge, lien, priority, security interest, lease, title retention agreement, restriction, easement, right-of-way, title defect, option, adverse claim or encumbrance of any kind or character whatsoever.

"**Environmental Laws**" means all applicable federal, provincial, state, local and foreign statutes, laws, ordinances, rules, certificates, orders, injunctions, arbitral awards, grants, regulations and other authorizations of any Governmental Authority imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances, wastes or Contaminants in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation).

"**Excess Distribution Amount**" means the amount per Unit of any distribution declared and paid prior to the Effective Time in excess of the regular monthly distribution to Unitholders of $0.0863.

"**Exchangeable Debentures**" means the 6.25% exchangeable unsecured subordinated debentures issued by Countryside Canada, which debentures trade on the TSX as CSD.DB.U-T.

"**Expiry Date**" means the date on which the Expiry Time occurs.

"**Expiry Time**" has the meaning set forth in Section 2.1(b).

"**Fairness Opinion**" means the written opinion of RBC Dominion Securities Inc., to the effect that, as of the date thereof, and subject to the various assumptions and qualifications set forth therein, the Unit Offer is fair from a financial point of view to Unitholders.

"**Fully Diluted Basis**" means, with respect to the number of outstanding Units at any time, such number of outstanding Units calculated assuming that all deferred units issued under the DUP are exchanged into Units (the "**DUP Units**"). For greater certainty, (i) all Units that are issued upon the exchange or conversion of Exchangeable Debentures at or prior to the Take-up Date, and (ii) all Units that are issuable in respect of Exchangeable Debentures for which an exchange form has been delivered to the Debenture Trustee at or prior to the Take-up Date, shall be included in the number of outstanding Units for purposes of the meaning of "Fully Diluted Basis" as at the Take-up Date.

"**Fund**" means Countryside Power Income Fund, a trust established under the laws of the Province of Ontario.

"**Fund Plans**" means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies or arrangements which are maintained by or binding upon the Fund or its Subsidiaries.

"**Fund's Public Disclosure Record**" means all documents filed by the Fund after January 1, 2006 on the System for Electronic Document Analysis and Retrieval (SEDAR).

"**GAAP**" means Canadian generally accepted accounting principles.

"**Governmental Authority**" means any domestic, federal, state, provincial, territorial, local, foreign or supranational regulatory authority or government department or agency, commission, ministry, office, court, tribunal, Crown corporation, stock exchange or any other entity with the power to establish laws having jurisdiction or claiming to have jurisdiction on behalf of Canada or any province, municipality or any other subdivision thereof.

"**Hart Scott Rodino Act**" means the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended.

"**including**" means including without limitation, and "**include**" and "**includes**" have a corresponding meaning.

"**Initial Expiry Time**" has the meaning set forth in Section 2.1(b).

"**Latest Mailing Time**" has the meaning set forth in Section 2.1(c).

"**Laws**" means all applicable laws, statutes, by-laws, rules, regulations, orders, codes, policies, notices and directions and judicial, arbitral, administrative, ministerial or departmental judgments, awards, or other requirements of any Governmental Authority, court or other authority having jurisdiction over the applicable Party.

"**Lock-up Agreements**" means the lock-up agreements dated the date hereof between the Offeror and each Trustee, the Manager, Goran Mornhed, Edward Campana and Allen Rothman, whereby such Persons have agreed to deposit their Units under the Offers.

"**Management Arrangements**" means, collectively, the arrangements between the Fund and/or any of its Subsidiaries, on the one hand, and the Manager, the Administrator and/or the principals of the Manager, on the other hand, all as set out in the Disclosure Letter.

"**Manager**" means Countryside Ventures LLC., a limited liability company governed by the laws of Delaware.

"**Material Adverse Change**" means any change, effect, event, development or occurrence that, individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, affairs, cash flows, results of operations or condition (financial or otherwise), properties, assets, operations, capital, liabilities or obligations (whether absolute, accrued, contingent or otherwise) of the Fund and its Subsidiaries, taken as a whole, other than any change, effect, condition, event, development, or occurrence resulting from (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, (ii) changes in the United States or Canadian economies or securities or currency markets in general, (iii) changes generally affecting the business of investing in energy and utility infrastructure systems, facilities and projects, to the extent that they do not disproportionately affect the Fund and its Subsidiaries, taken as a whole, (iv) commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism to the extent they do not disproportionately affect the Fund and its Subsidiaries, taken as a whole, (v) any change in GAAP, (vi) any natural disaster, to the extent that it does not disproportionately affect the Fund and its Subsidiaries, taken as a whole, (vii) any decrease in the market price or any decline in the trading volume of Units on the TSX that is not a result of another Material Adverse Change, (viii) closure of the Blue Heron paper mill in Pomona, California, or (ix) any preliminary or final decision or other development in the proceeding pending before the California Public Utilities Commission regarding possible modifications to the "short-run avoided cost" pricing formula that applies to energy payments under power purchase agreements between "qualified facilities" under the Public Utility Regulatory Policies Act of 1978 and investor-owned utilities located in the State of California that is described in Section 1 of the Disclosure Letter. For greater certainty, (A) any preliminary or final decision or other development in the proceeding pending before the California Public Utilities Commission in Docket No. R 99-11-022, or (B) any preliminary or final decision or other development in the proceeding pending before the California Public Utilities Commission regarding possible modifications to the "short-run avoided cost" pricing formula that applies to energy payments under power purchase agreements between "qualified facilities" under the Public Utility Regulatory Policies Act of 1978 and investor-owned utilities located in the State of California that is other than as described in Section 1 of the Disclosure Letter, and, in each case, that is, taken as a whole, material and adverse to the business, affairs, cash flows, results of operations or condition (financial or otherwise), properties, assets, operations, capital, liabilities or obligations (whether absolute, accrued, contingent or otherwise) of the Fund and its Subsidiaries, taken as a whole and, for the purposes of (B) above, as compared to the effect of the pending proceeding described in Section 1 of the Disclosure Letter, shall be considered a "Material Adverse Change" for purposes of this Agreement.

"**Material Contract**" means a contract under which the obligations of the Fund and/or its Subsidiaries exceed $750,000 in any twelve-month period.

"**Minimum Condition**" means the condition set forth in paragraph (a) of Schedule A.

"**NI 45-106**" means National Instrument 45-106 – Prospectus and Registration Exemptions.

"**Non-Compete Agreements**" means the non-compete agreements to be entered into between the Offeror and each of the Manager, Göran Mörnhed, Edward Campana and Allen Rothman.

"**Offers**" has the meaning set forth in Section 2.1(a).

"**Offer Documents**" has the meaning set forth in Section 2.4(a).

"**Officer Obligations**" means any obligations or liabilities of the Fund or any of its Subsidiaries in existence on the date hereof to pay or reimburse any amount to its officers and/or directors and/or trustees and/or the Manager and/or its officers, consultants or employees (other than for salary, benefits and trustees' fees in the ordinary course in each case in amounts consistent with past practices) and, without limiting the generality of the foregoing, Officer Obligations shall include the obligations of the Fund or any of its Subsidiaries to officers and/or directors and/or trustees and/or the Manager and/or its officers, consultants or employees for severance or termination payments on a change of control of the Fund pursuant to any employment agreements, the Management Arrangements or otherwise in existence on the date hereof.

"**Outside Date**" means October 20, 2007 subject to the right of either Party to postpone the Outside Date for up to an additional 30 days (in increments if desired) if the required regulatory approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Authority, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is ten days (or such shorter period as is practical in the circumstances) prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties.

"**Parties**" means the Offeror and the Fund, and "**Party**" means either of them.

"**Person**" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative.

"**Response Period**" has the meaning set forth in Section 6.2(a)(iv).

"**Securities Act**" means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time.

"**Securities Authorities**" means the TSX and the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces thereof.

"**Securities Laws**" has the meaning set forth in Section 2.4(a).

"**Subsequent Acquisition Transaction**" means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization, wind-up or other transaction involving the Fund and/or its Subsidiaries and the Offeror or an affiliate of the Offeror (including a transaction involving amendments to the Declaration of Trust) which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Units and/or all of the assets of the Fund.

"**Subsidiary**" has the meaning set forth in NI 45-106.

"**Superior Proposal**" has the meaning set forth in Section 6.1(a).

"**Take-up Date**" means the date that the Offeror first takes up and accepts for payment Units pursuant to the Unit Offer.

"**Tax Act**" means the Income Tax Act (Canada), as amended.

"**Tax Returns**" means all returns, reports, declarations, elections, notices, filings, information returns and statements filed or required to be filed in respect of Taxes.

"**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other fees of any kind whatsoever levied by any Governmental Authority or to be paid under any tax laws (including income tax, tax deductions, property tax, corporate tax, tax on capital, customs duties and transfer fees).

"**Termination Fee**" has the meaning ascribed thereto in Section 6.3.

"**TSX**" means the Toronto Stock Exchange.

"**Unitholders**" means the registered or beneficial holders of the issued and outstanding Units.

"**Unit Offer**" has the meaning set forth in Section 2.1(a).

"**Units**" means the issued and outstanding units in the capital of the Fund, as currently constituted.

"**USEB Chapter 11 Proceedings**" means the proceedings relating to the filing of voluntary petitions on November 30, 2006 by U.S. Energy Biogas Corp. and various subsidiaries seeking a reorganization under Chapter 11 of the U.S. Bankruptcy Code.

1.2 Singular, Plural, etc.

In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Deemed Currency

Unless otherwise expressly stated, all references to currency herein shall be deemed to be references to Canadian currency.

1.4 Headings, etc.

The division of this Agreement into Articles, Sections and Schedules, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Offers.

1.7 Incorporation of Schedules

The Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A: Conditions of the Offers

ARTICLE 2
THE OFFER

2.1 The Offers

(a) The Offeror agrees to make, subject to the terms and conditions hereof, a take-over bid for (i) all the issued and outstanding Units (other than those owned directly or indirectly by the Offeror), including Units issuable upon conversion of Exchangeable Debentures and the DUP Units, at a price per Unit of $9.60 in cash (the "**Unit Offer**"), and (ii) all of the issued and outstanding Exchangeable Debentures at a price of US$1,010 in cash for US$1,000 principal amount of Exchangeable Debentures (the "**Debenture Offer**" and together with the "**Unit Offer**", the "**Offers**"). The Offers shall not be subject to any conditions, save and except for the conditions set forth in Schedule A.

(b) The Offers shall, subject to the terms and conditions hereof, be made to the registered holders of Units and Exchangeable Debentures in accordance with applicable Securities Laws and shall be open for acceptance until a time or times that is (i) not earlier than 5:00 p.m. (Toronto time) on the 36th day after the day

that the Offers are mailed to Unitholders and Debentureholders and (ii) not later than the Outside Date (the time at which the Offers initially expire being referred to as the "**Initial Expiry Time**"). The Offeror shall, subject to the terms and conditions hereof and subject to the Outside Date, extend the Initial Expiry Date if, on the date upon which the Offers are scheduled to expire, any of the conditions to the Offers (other than as a result of breach by the Fund) shall not be satisfied or waived by the Offeror, until such time as such conditions are satisfied or waived by the Offeror (the time at which the Offers, as they may be extended, expire being referred to as the "**Expiry Time**").

(c) Subject to Section 2.2, the Offeror shall (i) prepare and mail the Offers and accompanying take-over bid circular (such circular, together with the Offers, being referred to as the "**Bid Circular**") in accordance with applicable Laws to each Unitholder and Debentureholder as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on July 5, 2007 (such time on such date being referred to herein as the "**Latest Mailing Time**") or (ii) on or before the date on which the Latest Mailing Time occurs, commence the Offers by publishing an advertisement containing a brief summary of the Offers in the Globe & Mail and/or the National Post and which Offers commencement shall otherwise be effected in accordance with applicable Securities Laws. However, if the mailing of the Bid Circular or the launch of the Offers by advertisement is delayed by reason of an injunction or order made by a court or Governmental Authority of competent jurisdiction then, provided that such injunction or order is being contested or appealed, then the Latest Mailing Time shall be extended for a period ending on the earlier of 11:59 p.m. (Toronto time) on July 20, 2007 and 11:59 p.m. (Toronto time) on the fifth Business Day following the date on which such injunction or order ceases to be in effect. If such injunction or order continues in effect by such time, then the Offeror may elect not to proceed with the Offers. The Fund and its advisors shall be given an opportunity to review and comment on the Bid Circular prior to its printing, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.

(d) The Fund acknowledges and agrees that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offers; provided, however, that the Offeror shall not, without the prior written consent of the Fund: (i) modify or waive the Minimum Condition; (ii) decrease the consideration per Unit; (iii) change the form of consideration payable under the Offers (other than to add additional consideration); (iv) decrease the number of Units in respect of which the Unit Offer is made; or (v) impose additional conditions to the Offers or otherwise vary the Offers (or any terms or conditions thereof) in a manner which is adverse to the Unitholders.

(e) The Offeror agrees that, provided all of the conditions to the Offers set out in Schedule A shall have been satisfied or waived, the Offeror shall take up and pay for all the Units and Exchangeable Debentures tendered under the Offers as soon as reasonably possible and in any event not later than three Business Days

following the time at which it becomes first entitled to take up such Units and Exchangeable Debentures under the Offers pursuant to applicable Laws.

2.2 Conditions to Making of the Offers

The obligation of the Offeror to make the Offers by mailing the Bid Circular to Unitholders and Debentureholders is conditional on the prior satisfaction of the following conditions:

(a) this Agreement shall not have been terminated pursuant to Section 9.1;

(b) (i) all representations and warranties of the Fund contained herein as made by the Fund on the date of this Agreement (A) that are qualified by a reference to a Material Adverse Change or materiality shall be true and correct in all respects; and (B) that are not qualified by a reference to a Material Adverse Change or materiality shall be true and correct in all material respects, and (ii) the Fund shall have observed and performed its covenants in this Agreement, in all material respects to the extent such covenants were to have been observed and/or performed by the Fund at or prior to the Latest Mailing Time, provided that if any breach of covenants, agreements, representations or warranties contained herein by the Fund is capable of being remedied, the Fund shall have the lesser of ten Business Days from the date of breach or the number of days remaining before the Latest Mailing Time to remedy such breach;

(c) no circumstance, fact, change, event or occurrence caused by a Person other than the Offeror shall have occurred that would render it impossible for one or more of the conditions set out in Schedule A to be satisfied;

(d) no cease trade order, injunction or other prohibition at law shall exist against the Offeror making the Unit Offer or taking up or paying for any Units deposited under the Unit Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction or which reasonably would be expected to have such an effect;

(e) no law, regulation or policy shall have been enacted, promulgated or applied which would cease trade, enjoin, prohibit or impose material limitations or conditions on the Offeror making the Unit Offer or taking up or paying for any Units deposited under the Unit Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction or which reasonably could be expected to have such an effect;

(f) the Board of Trustees shall have recommended that the Unitholders accept the Unit Offer and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner adverse to the Offeror;

(g) the Board of Trustees shall have prepared and approved in final form, authorized for printing and distribution to Unitholders and Debentureholders and delivered to the Offeror for mailing with the Bid Circular, the Board of Trustees' circular,

which circular shall contain (i) the recommendation referred to in Section 2.2(f), and (ii) a copy of the Fairness Opinion;

(h) each Lock-Up Agreement shall continue to be in full force and effect; and

(i) there shall not have occurred any Material Adverse Change at the time of the making of the Offers.

In addition, the obligation of the Offeror to make the Debenture Offer by mailing the Bid Circular to the Debentureholders is also conditional upon the satisfaction of such other conditions that the Offeror considers appropriate in the circumstances.

The foregoing conditions are for the sole benefit of the Offeror and may be waived by it in whole or in part in its discretion, and the foregoing conditions shall be deemed to be satisfied or waived upon the earlier of the mailing of the Bid Circular or the commencement of the Offers by advertisement.

2.3 Trustees' Circular

(a) The Fund hereby consents to the making of the Offers as set forth in Section 2.1 and represents that its Board of Trustees: (i) has approved this Agreement; (ii) has, following consultation with its financial and legal advisors, determined that the consideration per Unit offered pursuant to the Unit Offer is fair from a financial point of view to Unitholders and the Unit Offer is in the best interests of the Fund and Unitholders; and (iii) has resolved to recommend acceptance of the Unit Offer by the Unitholders, subject to Section 6.2(b), provided that the Unit Offer is not amended, except as permitted by this Agreement. The Fund shall prepare and mail to each Unitholder and Debentureholder, contemporaneously and together with the Bid Circular, a trustees' circular prepared in accordance with Securities Laws. The trustees' circular will set forth (among other things) the recommendation of the Board of Trustees as described above. The Offeror and its advisors shall be given an opportunity to review and comment on the trustees' circular prior to its printing, recognizing that whether or not such comments are appropriate will be determined by the Board of Trustees, acting reasonably, other than any comments from any financial advisors on their opinions.

(b) The Fund represents that it has obtained the Fairness Opinion, a copy of which Fairness Opinion will be included in the trustees' circular of the Fund.

(c) The Fund represents that, after reasonable enquiry, the Board of Trustees has been advised and believes that each of the trustees and senior officers of the Fund, the Manager and the officers of the Manager intends to tender or cause to be tendered to the Unit Offer all Units of which he, she or it is the beneficial owner. The Fund represents that any restrictions imposed by the Fund that would prevent any trustee or senior officer of the Fund, the Manager or any officer of the Manager from tendering such Units to the Unit Offer have been waived or removed to the extent permitted by applicable law.

2.4 Offer Documents

(a) Within the time periods required by Law, the Offeror shall file or cause to be filed with the appropriate Securities Authorities the Bid Circular and the related "Letter of Transmittal" and "Notice of Guaranteed Delivery" pursuant to which the Offers will be made (collectively, the "**Offer Documents**"). The Offer Documents and all documents relating to, or necessary to complete, a Compulsory Acquisition or Subsequent Acquisition Transaction, when filed with such Securities Authorities and when mailed to registered holders of Units and Exchangeable Debentures, shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with all applicable Canadian provincial securities laws (collectively, the "**Securities Laws**") and any other applicable Laws in all material respects.

(b) The Fund agrees to provide such assistance as the Offeror or its agents may reasonably request in connection with communicating the Offers and any amendments and supplements thereto to the Unitholders and the Debentureholders and to such other Persons as are entitled to receive the Offers in accordance with Securities Laws, including delivering to the Offeror: (A) promptly upon request being made in proper form, and in any event within three Business Days following the receipt of such request, basic lists in electronic and paper format of all registered holders of Units and Exchangeable Debentures showing the name and address of each holder and the number of Units or Exchangeable Debentures, as the case may be, held by each such holder (together with participants lists), all as shown on the records of the Fund as of a date that is not more than three Business Days prior to the date of delivery of such basic lists; and (B) from time to time, at the request of the Offeror, acting reasonably, supplemental lists in electronic and paper format setting out any changes from the basic lists referred to in clause (A) above in the names or addresses of the holders of Units and Exchangeable Debentures or the number of Units or Exchangeable Debentures, as the case may be, held by each such holder (together with participants lists).

2.5 Subsequent Acquisition Transaction or Compulsory Acquisition

After the Offeror takes up and pays for the Units under the Unit Offer, the Offeror shall, subject to: (i) the terms and conditions hereof (including that the Offeror shall not be required to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if any matter occurs after the Expiry Time which, had such matter occurred prior to the Expiry Time, would have caused one of the conditions in Schedule A not to have been satisfied); and (ii) the receipt of any required relief, on terms and conditions satisfactory to the Offeror, acting reasonably, from applicable Securities Authorities in respect of the Compulsory Acquisition or Subsequent Acquisition Transaction; as soon as practicable pursue and consummate a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire the remaining Units and/or assets of the Fund. The Fund agrees to cooperate fully with the Offeror, including without limitation taking all steps and doing all such acts and things, and causing its Subsidiaries to take all steps and to do all such acts and things, if applicable, as may be reasonably requested by the Offeror,

in the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction and related post-closing reorganizations.

2.6 Waiver of Standstill

Notwithstanding the terms of the Confidentiality Agreement, the Fund hereby consents to the actions of the Offeror in accordance with the terms of this Agreement (including any legally required disclosure) and to the Offeror acquiring Units and Exchangeable Debentures pursuant to the Offers, and to any purchases of Units made pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction. In all other circumstances and respects, the provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the Parties or the announcement of the transactions contemplated hereunder.

2.7 Registrar and Transfer Agent and Debenture Trustee

The Fund agrees to permit the registrar and transfer agent for the Fund to act as depositary in connection with the Offers and to instruct that the transfer agent furnish to the Offeror (and such Persons as it may designate) at such times as it may request such information and provide to the Offeror (and such Persons as it may designate) such other assistance as it may request in connection with the implementation and completion of the transactions contemplated hereunder. Without limiting the generality of the foregoing, the Fund shall, immediately prior to the time that the Offeror first proposes to take up and accept for payment Units and Exchangeable Debentures pursuant to the Offers, cause (i) the registrar and transfer agent for the Fund to deliver a certificate to the Offeror setting out the number of issued and outstanding Units as of such time, and (ii) the Debenture Trustee to deliver a certificate to the Offeror setting out the total principal amount of issued and outstanding Exchangeable Debentures and the total principal amount, if any, of issued and outstanding Exchangeable Debentures for which an exchange form has been delivered to the Debenture Trustee at or prior to that time.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

As of the date hereof, the Offeror hereby represents and warrants to the Fund as set forth below and acknowledges that the Fund is relying upon these representations and warranties in connection with the entering into of this Agreement.

3.1 Organization and Qualification

The Offeror is a limited partnership governed by the laws of the Province of Alberta and has the requisite power and authority to own the assets it currently owns and to carry on its business as it is now being conducted.

3.2 Authority Relative to this Agreement

The Offeror has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Offeror of the transactions contemplated hereby have been duly authorized by the directors and officers of the Offeror and no other proceedings to be completed or consent to be obtained by the Offeror are or will be necessary to authorize this Agreement or the

transactions contemplated hereby. This Agreement has been duly executed and delivered by the Offeror and constitutes the legal, valid and binding obligation of the Offeror enforceable against it in accordance with its terms, subject to bankruptcy and insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

3.3 No Violations

(a) None of the execution and delivery of this Agreement by the Offeror, the consummation by it of the transactions contemplated hereby nor compliance by it with any of the provisions hereof will:

(i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, any of the terms, conditions or provisions of:

(A) the limited partnership agreement or any other constating documents of the Offeror; or

(B) any material Contract to which the Offeror or any of its Subsidiaries is a party; or

(ii) subject to compliance with the statutes and policies referred to in Section 3.3(b) below, violate any judgment, ruling, order, writ, injunction, award, decree, statute, ordinance, rule or regulation applicable to the Offeror or any of its Subsidiaries.

(b) Other than in connection with or in compliance with the provisions of applicable Securities Laws, the Competition Act, the Hart Scott Rodino Act, the policies of the TSX, in each case to the extent applicable, and as otherwise contemplated herein (or, to the knowledge of the Offeror, in respect of the Fund and its Subsidiaries): (i) there is no legal impediment to the Offeror's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration by the Offeror with, or authorization, consent or approval of, any domestic or foreign public body or authority need be obtained by the Offeror in connection with the making or the consummation of the Offers, or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction.

3.4 Funds Available

The Offeror has sufficient funds, or adequate arrangements (in compliance with applicable Securities Laws) for financing are in place to ensure that it will have sufficient funds, to pay the purchase price under the Offers in respect of all of the outstanding Units (on a Fully Diluted Basis) and all Exchangeable Debentures.

3.5 Unit Ownership

None of the Offeror or its Affiliates beneficially owns any Units or securities convertible or exchangeable for Units except as previously disclosed in writing to the Fund.

3.6 Residency

The Offeror is not a "non-resident" within the meaning of the Tax Act.

3.7 Knowledge

As of the date of this Agreement, the Offeror does not have knowledge of (i) any fact or circumstance not contemplated herein that would adversely affect its ability to make or consummate the Offers hereunder or (ii) any fact or circumstance that would cause or reasonably be expected to cause the failure of a condition set forth in Section 2.2 not to be satisfied.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE FUND

As of the date hereof, the Fund represents and warrants to the Offeror as set forth below and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement.

4.1 Organization and Qualification

(a) Each of the Fund and its Subsidiaries is an entity duly formed, continued, incorporated or amalgamated and organized and validly existing under the laws of its jurisdiction of formation, continuance, incorporation or amalgamation, has the requisite power and authority to own or lease its property and assets and to carry on its business as it is now being conducted, and is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties (owned or leased) or the nature of its activities make such registration necessary, except when the absence of such registration or such lack of good standing would not constitute a Material Adverse Change.

(b) Except as disclosed in the Disclosure Letter, the Fund does not have any Subsidiaries nor an equity interest that is greater than 5% in any Person. The Fund's ownership interest in each of its Subsidiaries is set out in the Disclosure Letter. Except as disclosed in the Disclosure Letter, all of the outstanding securities in the capital of each of the Subsidiaries of the Fund are owned by the Fund (or another of its Subsidiaries) free and clear of all Encumbrances.

4.2 Authority Relative to this Agreement

The Fund has the requisite power and authority to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement by the Fund and the completion by the Fund of the transactions contemplated hereby have been duly authorized by the Board of Trustees, and no other proceedings on the part of the Fund are necessary to authorize this Agreement and the transactions contemplated hereby. This

Agreement has been duly executed and delivered by the Fund and constitutes a legal, valid and binding obligation of the Fund enforceable against the Fund in accordance with its terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

4.3 No Violations

(a) None of the execution and delivery of this Agreement by the Fund, the completion of the transactions contemplated hereby or the fulfilment and compliance by the Fund with any of the terms and provisions hereof will:

(i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under any of the terms, conditions or provisions of:

(A) the Declaration of Trust, or

(B) except as otherwise disclosed in the Disclosure Letter, any Material Contract to which the Fund or any of its Subsidiaries is a party; or

(ii) subject to compliance with the statutes and policies referred to in Section 4.3(b), violate any judgment, ruling, order, writ, injunction, award, decree, statute, ordinance, rule or regulation applicable to the Fund or any of its Subsidiaries;

except, in the case of Sections 4.3(a)(i)(B) and 4.3(a)(ii) above, violations, conflicts, failures, breaches or rights which, individually or in the aggregate, would not reasonably be expected to cause a Material Adverse Change.

(b) Other than in connection with or in compliance with the Securities Laws, the Competition Act, Hart Scott Rodino Act the policies of the TSX, in each case to the extent applicable, and except as otherwise contemplated herein, (i) there is no legal prohibition on the Fund's consummation of the transactions contemplated by this Agreement; and (ii) except as set out in the Disclosure Letter, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary by the Fund in connection with the performance of its obligations hereunder.

4.4 Capitalization

(a) The Fund is authorized to issue an unlimited number of Units. As at the date hereof, 20,812,097 Units have been duly authorized and are validly issued and outstanding as fully paid Units. All Units have been issued in compliance, in all material respects, with the Securities Laws.

(b) Except for (i) the Exchangeable Debentures outstanding as of the date hereof; and (ii) DUP Units; there are no options, rights, warrants or other Contracts of any character whatsoever requiring or permitting the issuance, sale or transfer by the Fund or any Subsidiary of any securities of the Fund or any Subsidiary (including Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Fund or any Subsidiary (including Units).

(c) All Units issuable (i) upon conversion of the Exchangeable Debentures in accordance with their terms; and (ii) upon the exchange of the DUP Units; will be duly authorized and validly issued and fully paid and non-assessable.

4.5 No Material Adverse Change

Except as disclosed in the Disclosure Letter since December 31, 2006, there has not been any Material Adverse Change.

4.6 Brokerage Fees

Neither the Fund nor any of its Subsidiaries has retained nor will any of them retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby, except: (i) Lehman Brothers Inc. which have been retained as the Fund's financial advisors in connection with certain matters including the transactions contemplated hereby; and (ii) RBC Dominion Securities Inc. to provide an opinion as to the fairness of the Transaction. There are no fees payable to such financial advisors except those described in the Disclosure Letter.

4.7 Conduct of Business

Since December 31, 2006, except as disclosed in the Disclosure Letter, the Fund and its Subsidiaries have carried their business on in the ordinary course, consistent with past practice, and neither the Fund nor any of its Subsidiaries has:

(a) in the case of the Fund, amended the Declaration of Trust or, in the case of a Subsidiary, amended its constating documents;

(b) made any change in its accounting principles and practices as previously applied including the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(c) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities or made any repayments of capital to Unitholders, other than in connection with the normal monthly cash distributions made by the Fund, scheduled interest payments under the Exchangeable Debentures, dividends or distributions in respect of securities owned directly or indirectly by the Fund and/or distributions or dividends paid in accordance with the Management Arrangements or incurred any material indebtedness for borrowed money (except for draws made under and in accordance with the Amended Credit Facility) or any other material liability or obligation or issued

any debt securities or assumed, guaranteed, endorsed or otherwise become responsible for the obligations of any other Person (other than in respect of the Fund or one of its Subsidiaries) or made any loans or advances, except in the ordinary course of business;

(d) transferred, assigned, sold or otherwise disposed of any of its assets except in the ordinary course of business;

(e) materially increased the compensation paid or payable to Employees or changed the benefits to which such Employees and former employees are entitled under any employee benefit plan or created any new employee benefit plan or modified, amended or terminated any existing employee benefit plan for any such employees other than increases or changes made in the ordinary course of business consistent with past practice;

(f) purchased, redeemed or otherwise acquired any Units;

(g) entered into or become bound by any Contract, or made or authorized any capital expenditure, involving, or which may result in, the payment of money by the Fund or any of its Subsidiaries, of an amount in excess of $750,000; or

(h) agreed to do any of the foregoing.

4.8 Licenses, Permits

Except as disclosed in the Disclosure Letter, each of the Fund and its Subsidiaries holds all permits, licenses, approvals, certificates and other rights, qualifications and authorizations of or from Governmental Authorities necessary to the conduct of its business as presently conducted except where the failure to hold such permits, licenses, approvals, certificates, other rights, qualifications or authorizations would not reasonably be expected to cause a Material Adverse Change.

4.9 Reports

(a) The Audited Financial Statements were prepared in accordance with GAAP applied on a basis consistent with prior periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Fund's independent auditors, or (ii) in the case of unaudited interim statements, which are subject to normal period-end adjustments and may omit notes which are not required in the unaudited statements), and fairly and accurately present in all material respects, the assets, liabilities and financial condition of the Fund and its Subsidiaries on a consolidated basis as at the dates indicated and the revenues, earnings and results of operations of the Fund and its Subsidiaries on a consolidated basis for the specified period (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments).

(b) The documents comprising the Fund's Public Disclosure Record, as of their respective dates, (i) did not contain any misrepresentation of a material fact or

omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of the Securities Laws. The Fund has not filed any confidential material change report with the Securities Authorities which at the date hereof remains confidential.

4.10 Liabilities and Guarantees

Neither the Fund nor any Subsidiary has any outstanding material liabilities, contingent or otherwise, and neither the Fund nor any Subsidiary is a party to or bound by any agreement of guarantee, support, indemnification, assumption, or endorsement of, or any other similar commitment with respect to any material obligations, liabilities (contingent or otherwise) or indebtedness of any Person other than:

(a) those set out in the Audited Financial Statements;

(b) liabilities in respect of trade or business obligations incurred after the Audited Financial Statements Date in the ordinary course of the Business, consistent with past practice; and

(c) those set out in the Disclosure Letter.

4.11 Material Contracts

Except as disclosed in the Disclosure Letter or except as would not, individually or in the aggregate, cause a Material Adverse Change, none of the Fund, its Subsidiaries nor, to the knowledge of the Fund, any of the other parties thereto, is in default or breach of, nor has the Fund or its Subsidiaries received any written pending notice of default or breach of, or termination under, any Material Contract, and, to the knowledge of the Fund, except as disclosed in the Disclosure Letter, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of such Material Contract.

4.12 Litigation

Except as set out in the Disclosure Letter, there are no actions, claims, suits, proceedings or investigations commenced or, to the knowledge of the Fund, contemplated or threatened in writing against the Fund or any of its Subsidiaries before or by any Governmental Authority, nor are there any existing facts or conditions which may reasonably be expected to be a proper basis for any such actions, suits, proceedings or investigations.

4.13 Officer Obligations

No Officer Obligations will become payable upon completion of the Unit Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, except as disclosed in the Disclosure Letter. The amounts payable in respect of any such Officer Obligations upon completion of the Unit Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction are set out in the Disclosure Letter.

4.14 Reporting Issuer Status

The Fund is a reporting issuer under, and is in compliance in all material respects with, the Securities Laws of each of the provinces and territories of Canada. No delisting, suspension of trading in or cease trading order with respect to the Units or the Exchangeable Debentures and, to the knowledge of the Fund, no inquiry, review or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or expected to be implemented or undertaken.

4.15 Business in Compliance with Laws

Except as disclosed in the Disclosure Letter, the operations of each of the Fund and its Subsidiaries are conducted in compliance with all Laws of each jurisdiction in which the Fund or its Subsidiaries carries on its business and none of the Fund or any of its Subsidiaries has received any notice of any violation of any such Laws, except for any such non-compliance or violations which are disclosed in the Disclosure Letter or which, individually or in the aggregate, would not reasonably be expected to cause a Material Adverse Change.

4.16 Employment Matters

(a) Except as disclosed in the Disclosure Letter, neither the Fund nor any of its Subsidiaries has any employment contracts or arrangements which are not terminable on the giving of reasonable notice in accordance with Law, nor, except as disclosed in the Disclosure Letter, do any of them have any management, employment, consulting, retention or like agreements providing for cash payments or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement.

(b) Except as disclosed in the Disclosure Letter, neither the Fund nor any of its Subsidiaries is a party, either directly or indirectly, voluntarily or by operation of law, to any collective agreement, letters of understanding, letters of intent or other written communication with any trade union or association which may qualify as a trade union, which would cover any of the Employees.

(c) All obligations of the Fund and its Subsidiaries under the Fund Plans have been satisfied in all material respects, and there are no outstanding defaults or violations thereunder by the Fund or any of its Subsidiaries that would result in or give rise to any liability to the Fund or any of its Subsidiaries, nor does the Fund or any of its Subsidiaries have any knowledge of any such default or violation by any other party to any Fund Plan.

(d) All employer payments, contributions or premiums required to be remitted or paid to or in respect of each Fund Plan have been remitted and paid in a timely fashion in accordance with the terms thereof, all applicable actuarial reports and all applicable Laws, and no Taxes, penalties or fees are owing or exigible under or in respect of any Fund Plan.

(e) Except as set out in the Disclosure Letter, neither the execution of this Agreement nor the consummation of any of the transactions contemplated in this Agreement will:

(i) result in any payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming payable under any Fund Plan;

(ii) increase any benefits otherwise payable under any Fund Plan; or

(iii) result in the acceleration of the time of payment or vesting of any benefits otherwise payable under any Fund Plan (except for outstanding Fund Restricted Units), or result in any Fund Plan becoming terminable other than at the sole and unfettered discretion of the Fund.

4.17 Tax Matters

(a) Except as disclosed in the Disclosure Letter, each of the Fund and its Subsidiaries has duly and timely filed (or have duly obtained extensions of the time to file) all Tax Returns required to be filed prior to the date hereof with the appropriate Governmental Authorities and all such Tax Returns were, at the time of filing, true and correct in all material respects.

(b) Each of the Fund and its Subsidiaries has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year that are due and payable by it whether or not assessed by the appropriate Governmental Authority.

(c) Neither the Fund nor any of its Subsidiaries has requested, or entered into any agreement or other arrangement or executed any waiver providing for, any extension of time within which:

(i) to file any Tax Return covering any Taxes for which the Fund or any of its Subsidiaries is or may be liable;

(ii) to file any elections, designations or similar filings relating to Taxes for which the Fund or any of its Subsidiaries is or may be liable;

(iii) the Fund or any of its Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or

(iv) any Governmental Authority may assess or collect Taxes for which the Fund of any of its Subsidiaries is or may be liable.

(d) Except as disclosed in the Disclosure Letter, there are no material proceedings, investigations, audits or claims now pending or, to the knowledge of the Fund, threatened against the Fund or any of its Subsidiaries in respect of any Taxes and, to the knowledge of the Fund, there are no material matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.

(e) Except as disclosed in the Disclosure Letter, the Fund and each of its Subsidiaries have duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any Employees and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Authority.

4.18 Environmental Matters

Except as otherwise disclosed in the Disclosure Letter:

(a) all operations of the Fund and its Subsidiaries are in compliance in all material respects with all Environmental Laws; and

(b) neither the Fund nor any Subsidiary is subject to:

(i) any written demand or written notice with respect to any material breach of or material liability under any Environmental Laws applicable to the Fund or any Subsidiary, including any regulations respecting the use, storage, treatment, transportation or disposition (including disposal or arranging for disposal) of Contaminants; or

(ii) written demand or written notice with respect to any liability, by contract or operation of applicable Laws, under Environmental Laws applicable to the Fund or any Subsidiary or any of their respective predecessor entities, divisions or any formerly owned, leased or operated properties or assets of the foregoing, including liability with respect to the presence, release, migration or discharge of Contaminants in, on, under or from any formerly owned, leased or operated properties or assets of the foregoing.

4.19 Real Property

The Fund and each of its Subsidiaries has good and sufficient title to its real property interests, leases, licences, easements, rights of way, permits permitting the use and disposition of land or premises by the Fund and its Subsidiaries, necessary to permit the operation of the Fund's current business, as they are now being conducted, except for matters disclosed in the Disclosure Letter. Except as otherwise disclosed in the Disclosure Letter, there are no agreements, options, contracts or commitments to sell, transfer or otherwise dispose of any real property interests or leased properties or, except as disclosed in the Disclosure Letter, which would restrict the ability of the Fund to transfer its legal and/or beneficial interest in and to the whole or any part of any its real property or leased properties. There are no expropriation or similar proceedings, actual or threatened, of which the Fund or any of its Subsidiaries has received notice against its real property or the property subject to its leases or any part thereof.

4.20 Assets in Good Condition

All material equipment used by the Fund or any of its Subsidiaries has, for the period of ownership by the Fund, directly or indirectly, been properly maintained and is in good operating condition and repair, subject to ordinary wear and tear for equipment of comparable age and use

and, except as disclosed in the Disclosure Letter, to the knowledge of the Fund, none of such equipment is in need of significant maintenance or repair, outside of normal ongoing maintenance.

4.21 Insurance

The Fund has policies of insurance in force as of the date hereof naming the Fund and/or its Affiliates as an insured which, having regard to the nature of such risk and the relative cost of obtaining insurance, the Fund believes are reasonable.

4.22 Payments from USEB

All payments to be received by the Fund or its Subsidiaries in connection with the USEB Chapter 11 Proceedings have been received. All fees, expenses, costs, liabilities and obligations incurred by the Fund or any of its Subsidiaries in connection with the USEB Chapter 11 Proceedings which remain outstanding as of the date hereof, including all fees and expenses owing to legal counsel or other advisors, are set out in the Disclosure Letter.

4.23 Non-Arm's Length Transactions

Except as set out in the Disclosure Letter, neither any trustee, director, officer, or employee of the Fund or any of its Subsidiaries nor the Manager nor any of its directors, officers or employees is party to any Contract (other than employment Contracts) or transaction with the Fund or any of its Subsidiaries or has any interest in any property, real or personal or mixed, tangible or intangible of the Fund or any of its Subsidiaries, in either case that will survive the Effective Time.

4.24 Disclaimer of Additional Representations and Warranties

The Offeror agrees and acknowledges that, except as set forth in this Agreement, the Fund makes no representation or warranty, express or implied, at law or in equity, with respect to the Fund, its Subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, the Fund expressly disclaims any representation or warranty that is not set forth in this Agreement.

4.25 Knowledge of the Fund

For purposes of this Article 4, where any representation and warranty is qualified by the expression "to the knowledge of the Fund" or any similar expression, such qualification or similar expression shall mean that the matter is true or accurate, to the knowledge of Göran Mörnhed, Edward Campana and Allen Rothman, after having made due enquiry with respect to the subject matter thereof.

ARTICLE 5
CONDUCT OF BUSINESS

5.1 Conduct of Business by the Fund

The Fund (which for the purposes of this Section 5.1 includes each of its Subsidiaries) covenants and agrees that, during the period from the date of this Agreement until this Agreement is terminated by its terms, unless the Offeror shall otherwise consent in writing (any such consent not to be unreasonable withheld or delayed), and except (i) as otherwise expressly permitted or specifically contemplated by this Agreement, (ii) as otherwise required by applicable Law or (iii) as otherwise disclosed in the Disclosure Letter:

(a) the business of the Fund shall be conducted only in, and the Fund shall not take any action except in, the ordinary course of business and consistent with past practice. The Fund shall use commercially reasonable efforts to maintain and preserve its business organization and goodwill and assets, to keep available the services of its officers and Employees and to maintain satisfactory relationships with Persons having business relationships with the Fund, and shall not make any material change in the business, assets, liabilities, operations, capital or affairs of the Fund;

(b) the Fund shall not directly or indirectly do or permit to occur any of the following:

(i) amend the Declaration of Trust or other constating documents, as applicable;

(ii) declare, pay or set aside for payment any Excess Distribution Amount of any kind (whether in cash, securities, property or otherwise) in respect of Units or other securities;

(iii) issue, sell or pledge or agree to issue, sell or pledge any Units or other securities of the Fund, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Units, other than (i) Units issuable pursuant to the terms of the Exchangeable Debentures; or (ii) the DUP Units;

(iv) redeem, purchase or otherwise acquire any of its outstanding Units or other securities;

(v) split, combine or reclassify any of its Units;

(vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of the Fund;

(vii) reorganize, amalgamate or merge the Fund with any other Person; or

(viii) enter into or modify any Contract to do any of the foregoing;

(c) without limiting the generality of Section 5.1(a), the Fund shall not directly or indirectly do any of the following:

(i) sell, pledge, dispose of or encumber any assets, except in the ordinary course of business;

(ii) acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) another Person or division thereof or make any investment either by purchase of shares or securities, contribution of capital (other than to Subsidiaries), property transfer or purchase of any property or assets of any other Person or division thereof, except for acquisitions and other purchases or expenditures in the ordinary course of business consistent with past practice and except in connection with any acquisitions contemplated by the Management Arrangements;

(iii) incur any material indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person (other than in respect of the Fund or one of its Subsidiaries) or make any loans or advances, except in the ordinary course of business and consistent with past practice;

(iv) expend or commit to expend any amounts with respect to capital expenditures except in the ordinary course of business and consistent with past practice ;

(v) discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the Audited Financial Statements or of liabilities incurred since December 31, 2006 in the ordinary course of business and consistent with past practice or liabilities or obligations disclosed in the Disclosure Letter;

(vi) enter into any Material Contract or collective agreement or waive, release, grant or transfer any rights of value or modify or change in any respect any existing Material Contract;

(vii) make any material changes to existing accounting principles and practices, except as required by GAAP;

(viii) enter into any Contract on a non-arm's length basis; or

(ix) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d) the Fund shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies of the Fund not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such

termination, cancellation or lapse, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for market-based premiums are in full force and effect;

(e) intentionally take any action, or fail to take any action, which would reasonably be expected to result in the representations and warranties set out in Article 4 being untrue at any time while the Offers are outstanding;

(f) the Fund shall not create any new Officer Obligations and the Fund shall not grant to any trustee, officer, director or Employee an increase in compensation in any form, make any loan to any trustee, officer, director or Employee, or take any action with respect to the grant of any severance or termination pay arising from the Offers or a change of control of the Fund or enter into any employment agreement with, any trustee, officer, director or Employee, or enter into any other agreement with respect to any increase of benefits payable under its current severance or termination pay or any other policies, except to give effect to practices regarding non-executive employee wages and benefits in the ordinary course consistent with past practices, provided however that the Fund shall be permitted to fund or reimburse, severance, termination and retention payments arising from or relating to the Offers disclosed in the Disclosure Letter; and

(g) the Fund shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of Employees except with respect to its obligations under existing provisions of any of the Fund Plans or arrangement disclosed in the Disclosure Letter.

ARTICLE 6
COVENANTS OF THE FUND

6.1 Non-Solicitation

(a) Except as otherwise provided in this Article 6, the Fund shall not, directly or indirectly, through the Manager, any trustee, officer, director, employee, representative, advisor or agent of the Fund or any of its Subsidiaries, (i) make, solicit, assist, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Alternative Transaction, (ii) participate in any discussions or negotiations regarding an Alternative Transaction, (iii) withdraw or modify in a manner adverse to the Offeror, the approval of the Board of Trustees of the Unit Offer, (iv) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction or (v) accept or enter into any agreement, understanding or arrangement in respect of an Alternative Transaction; provided that nothing contained in this Agreement shall prevent the Board of Trustees from entering into an agreement or engaging and participating in discussions or negotiations

with or furnishing information to any Person who has made a written proposal regarding an Alternative Transaction that:

(i) did not result from a breach of this Section 6.1;

(ii) involves the acquisition or offer by such Person of or for not less than 100% of the outstanding Units or all or substantially all of the consolidated assets of the Fund;

(iii) is not subject to any financing or due diligence condition;

(iv) is likely to be completed without undue delay; and

(v) in respect of which the Board of Trustees determines (without assuming away the risk of non-completion) in good faith after consultation with its financial advisor and its outside counsel that the Alternative Transaction would, if consummated, be more favourable to Unitholders than the Unit Offer (a "**Superior Proposal**");

provided that the Fund has complied with its obligations in Section 6.2.

(b) The Fund shall, and shall cause the Manager, the trustees, officers, directors, employees, representatives and agents of the Fund and its Subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than the Offeror and its Affiliates) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Alternative Transaction. The Offeror acknowledges that certain of the standstill provisions of the confidentiality and standstill agreements entered into by the Fund with other parties relating to a potential Alternative Transaction shall terminate in accordance with the terms thereof upon the Fund entering into this Agreement. The Fund agrees not to release any third party from any such agreement which does not so terminate except that the Fund shall be permitted to release third parties from any prohibition in making a non-public proposal of an Alternative Transaction to the Board of Trustees if the Board of Trustees determines that such third party has made or is reasonably likely to make a Superior Proposal, provided that the Fund has complied in all material respects with Sections 6.1 and 6.2. The Fund shall promptly request the return or destruction of all information provided to any third party which, at any time since December 1, 2006, has entered into a confidentiality agreement with the Fund relating to a potential Alternative Transaction to the extent that such information has not previously been returned or destroyed, and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement, subject to the terms of such confidentiality agreements. For greater certainty, the Fund shall cause the Data Site or any other electronic data room to no longer be accessible to or by any Person other than the Offeror and its Affiliates except in the circumstances contemplated under Section 6.1(d).

(c) The Fund shall promptly notify the Offeror, at first orally and then in writing, of any future Alternative Transaction or inquiry that could reasonably be expected to lead to an Alternative Transaction, in each case received after the date hereof, of which the Manager or any of its trustees or officers are or become aware, or any amendments to the foregoing, or any request for discussions or negotiations or non-public information relating to the Fund or any of its Subsidiaries in connection with an Alternative Transaction or for access to the properties, books or records of the Fund or any of its Subsidiaries by any Person that informs the Fund or such Subsidiary that it is considering making, or has made, a proposal regarding an Alternative Transaction and any amendment thereto, which notice shall include a description of the material terms and conditions of any such proposed Alternative Transaction or inquiry. The Fund shall keep the Offeror fully informed of the status, including any change to the material terms of any such Alternative Transaction or inquiry. The Fund shall also immediately provide the Offeror with (i) a copy of any written notice or other written communication from any Person informing the Fund or any of its Subsidiaries that it is considering making, or has made, a proposal in respect of an Alternative Transaction, (ii) a copy of any proposal (or any amendment thereof) received by the Fund or any of its Subsidiaries in respect of an Alternative Transaction, and (iii) such other details of any such Alternative Transaction that the Offeror may reasonably request.

(d) If the Fund receives a request for material non-public information from a Person who proposes an Alternative Transaction and the Board of Trustees determines in good faith after consultation with its financial advisor and its outside counsel that the failure to take such action would breach the Board of Trustee's fiduciary duties or that such proposal would be reasonably likely, if consummated, to lead to a Superior Proposal, then the Board of Trustees may, subject to the execution by such Person of a confidentiality agreement having terms not less favourable to the Fund than the Confidentiality Agreement, provide such Person with access to information regarding the Fund (including access to the Data Site), provided that the Offeror is promptly provided with a list and copies of all information provided to such Person not previously provided to the Offeror and is promptly provided with access to information similar to that provided to such Person.

(e) Nothing contained in this Section 6.1 shall prevent the Board of Trustees from preparing and delivering a directors' circular as required under section 99 of the Securities Act and similar provisions of the Securities Laws of the other provinces and territories of Canada, provided that the Fund and the Board of Trustees comply with the terms of this Agreement in preparing and delivering the directors' circular.

(f) The Fund shall ensure that its officers, trustees, directors, representatives, advisors and agents and the Manager, and each of its Subsidiaries and their respective officers, trustees, directors, representatives, advisors and agents, are aware of the provisions of this Section 6.1 and the Fund shall be responsible for any breach of this Section 6.1 by any such Person.

6.2 Right to Match

(a) Subject to Section 6.2(b), the Fund covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement, or propose publicly to do any of the foregoing, in respect of an Alternative Transaction (other than a confidentiality agreement permitted by Section 6.1(d)) unless and only if:

(i) the Board of Trustees has determined in good faith (after consultation with its financial advisors and outside legal counsel), that failure to take such action would breach the Board of Trustees' fiduciary duties and that the Alternative Transaction constitutes a Superior Proposal, and the Board of Trustees has determined, subject only to compliance with this Section 6.2, to accept, approve, recommend or enter into a agreement, understanding or arrangement in respect of the Superior Proposal;

(ii) the Fund has promptly notified the Offeror in writing of such determination, and, in the case of an Alternative Transaction that includes non-cash consideration, has informed the Offeror in writing of the value or range of values attributed by the Board of Trustees in good faith to such non-cash consideration after consultations with its financial advisors and after considering the liquidity, tax and any other relevant implications or considerations in relation to the non-cash consideration, and has provided the Offeror with a copy of the agreement, understanding or arrangement, as the case may be;

(iii) the Fund has complied with its obligations under the other provisions of this Article 6 and has provided the Offeror with a copy of the Superior Proposal; and

(iv) a period (the "**Response Period**") of five Business Days shall have elapsed from the date on which the Offeror received the written notice from the Board of Trustees and the other documentation contemplated in Sections 6.2(a)(ii) and 6.2(a)(iii).

(b) During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend the terms of the Unit Offer. The Board of Trustees shall, in good faith, review any such proposal by the Offeror to amend the terms of the Unit Offer, including an increase in, or modification of, the consideration to be received by the Unitholders, in order to determine in good faith in the exercise of its fiduciary duties whether the Alternative Transaction to which the Offeror is responding would be a Superior Proposal when assessed against the Unit Offer as it is proposed by the Offeror to be amended. If the Board of Trustees does not so determine, the Board of Trustees will promptly reaffirm its recommendation of the Unit Offer, as so amended. If the Board of Trustees does so determine, the Fund may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(c) Each successive amendment to any Alternative Transaction that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Unitholders shall constitute a new Alternative Transaction for the purposes of this Section 6.2 and the Offeror shall be afforded a new Response Period in respect of each such Alternative Transaction.

(d) The Board of Trustees shall promptly reaffirm its recommendation of this Agreement and that the Unitholders accept the Unit Offer by press release after: (i) any proposal in respect of an Alternative Transaction (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the Board determines that a proposed amendment to the terms of this Agreement would result in an Alternative Transaction not being a Superior Proposal, and the Offeror has so amended the terms of this Agreement. The Offeror and its advisor shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Fund, acting reasonably.

6.3 Termination Fee

(a) Notwithstanding any other provision relating to the payment of fees, if after the execution of this Agreement:

(i) the Offeror shall have terminated this Agreement pursuant to Section 9.1(a)(vii); or

(ii) the Fund shall have terminated this Agreement pursuant to Section 9.1(a)(ix);

(iii) the Offeror shall have terminated the Agreement pursuant to Section 9.1(a)(x) as a result of the failure to satisfy the Minimum Condition following the public announcement of an Alternative Transaction (or an amendment thereto) which is ultimately consummated within twelve (12) months of the date of termination of this Agreement,

then the Fund shall pay to the Offeror, within five Business Days of the first to occur of (i), (ii) or (iii) above, the amount of $5,500,000 in immediately available funds to an account designated by the Offeror (the "**Termination Fee**").

(b) If this Agreement has been terminated by the Offeror under Section 9.1(a)(v), without any payment of the Termination Fee, and the event giving rise to the termination either prevented the completion of the Unit Offer or materially delayed (or would have materially delayed but for the termination) the completion of Unit Offer, the Fund shall, within two Business Days following the termination of this Agreement, pay to the Offeror on account of its expenses in connection with the proposed acquisition of Units and related transactions the sum of $2,000,000. The Offeror agrees that the payment of expenses in this Section 6.3(b) are in lieu of any damages or other payment or remedy to which the Offeror may be entitled.

(c) In the event the Termination Fee is paid to the Offeror in accordance with this Agreement, no other amounts will be due and payable as damages or otherwise by the Fund and the Offeror hereby accepts that the Termination Fee is in lieu of any damages or any other payment or remedy to which it may be entitled. The parties agree that the Termination Fee constitutes payment of liquidated damages which are a genuine anticipated assessment or estimate of the damages which the Offeror will suffer or incur as a result of the event giving rise to such damages and resulting in the termination of this Agreement and does not and will not constitute payment of a penalty. The Fund irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive or a penalty.

(d) Notwithstanding Sections 6.3(b) and 6.3(c), nothing contained in this Section 6.3, and no payment of an amount under Section 6.3(a) or 6.3(b), shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement.

6.4 Injunctive Relief

Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

6.5 Board of Trustees of the Fund

Immediately following the acquisition pursuant to the Unit Offer by the Offeror of such number of Units as is at least equal to the Minimum Condition, if so requested by the Offeror, the Fund shall use its commercially reasonable efforts to facilitate the reconstitution of the Board of Trustees through resignations of some or all, as applicable, of the Fund's trustees (subject to confirmation of compliance with Section 7.2) and the appointment of nominees of the Offeror in their stead.

6.6 Distributions Following the Take-up Date

Provided that the Offeror takes up and pays for Units in accordance with the terms of the Unit Offer, the Fund agrees that the regular monthly cash distributions made to Unitholders will, as of and after the Take-up Date, be suspended unless any such distribution is agreed to in writing by the Offeror, *provided that*, (i) if the Take-up Date falls after the 10th calendar day of the month in which it occurs, the Fund may declare and pay to the Unitholders a portion of the regular monthly cash distribution of $0.0863 per Unit *pro rata* for the number of days that have elapsed in that month, and (ii) the Fund may declare and pay to the Unitholders the regular monthly distribution of $0.0863 per Unit for all months ending prior to the month in which the Take-up Date occurs.

ARTICLE 7
OTHER COVENANTS OF OFFEROR

7.1 Accuracy of Representations

The Offeror covenants and agrees that at all times when the Offers are outstanding, the Offeror shall not intentionally take any action, or fail to take any action, which would reasonably be expected to result in the representations and warranties set out in Article 3 being untrue at any time while the Offers are outstanding.

7.2 Insurance and Indemnification

(a) The Fund and Offeror agree that, prior to the Effective Date, the Fund will purchase "run-off" directors' and officers' liability insurance providing protection at least as favourable to the protection provided by the policies maintained by the Fund that are in effect immediately prior to the Effective Date and covering the same Persons and providing protection in respect of claims arising from facts or events which occurred prior to the Effective Date for a period of six years after the Effective Date, provided that the premiums for such insurance shall not exceed $500,000 and if the cost of such insurance coverage exceeds such amount, the Fund shall use its best efforts to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost.

(b) The Offeror agrees that all indemnification or exculpation obligations of the Fund and its Subsidiaries existing on the date of this Agreement in favour of present and former trustees, directors, officers and employees of the Fund and its Subsidiaries, as well as the Manager and the principals of the Manager, shall survive the completion of the Unit Offer and shall continue in full force and effect in accordance with their terms (including any terms requiring an undertaking of the indemnified person to repay amounts advanced upon a finding that the indemnified person has not met the required standard of conduct), and the Offeror shall guarantee the performance of all such obligations.

(c) Concurrently with the resignation of the current trustees of the Fund, the Fund shall provide to each such trustee who has provided a release to the Fund and its Subsidiaries (other than with respect to indemnification) a full and final release and discharge, in the form set out in the Disclosure Letter, from all claims and potential claims arising out of, or in any way related to, such individuals acting as trustees of the Fund or as a director of any of its Subsidiaries.

(d) The provisions of this Section 7.2 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Fund hereby confirms that it is acting as agent and trustee on their behalf.

ARTICLE 8
MUTUAL COVENANTS

8.1 Notice Provisions

(a) Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts of which it is aware which occurrence or failure would, or would be likely to:

(i) cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect; or

(ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Expiry Time, the Take-Up Date or the Effective Time.

(b) Each Party will give prompt notice to the other if at any time before the Expiry Time it becomes aware that the Bid Circular, the trustees' circular, an application for an order, any registration, consent, circular or approval, or any other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Bid Circular, the trustees' circular, such application, registration, consent, circular, approval or filing, and the Offeror and the Fund shall co-operate in the preparation of any amendment or supplement to the Bid Circular, the trustees' circular, application, registration, consent, circular, approval or filing, as required.

8.2 Additional Agreements and Filings

Subject to the terms and conditions herein provided, each of the Parties agrees to use its reasonable efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

(a) to obtain all necessary consents, approvals and authorizations as are required to be obtained under applicable Law;

(b) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

(c) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby;

(d) to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities or required under any

applicable Securities Laws, or any other Law relating to the transactions contemplated herein;

(e) to execute and deliver such documents as the other Party may reasonably require; and

(f) to fulfil all conditions within its power and satisfy all provisions of this Agreement, the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction.

8.3 Management Arrangements

On or prior to the Effective Time, the Fund, its Subsidiaries, the Manager and the Offeror will take all steps necessary or advisable to (i) cause the Fund and/or its Subsidiaries make the cash payments contemplated by the Management Arrangements, as set out in the Disclosure Letter to the Manager, and (ii) cause any equity or other interest of the Manager in any of the Subsidiaries, assets or property of the Fund or any of its Subsidiaries to be unconditionally and irrevocably transferred and assigned to the Fund and/or one or more of its Subsidiaries.

8.4 Competition Act/HSR

(a) Without limiting the generality of Section 8.2, each Party hereto agrees, to the extent applicable, to make: (i) any merger notification filings or other submissions pursuant to the Competition Act as may be appropriate and advisable as promptly as reasonably practicable and to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested by the Competition Commissioner and to take all other reasonable actions necessary, proper or advisable to cause the expiration, waiver or termination of any applicable waiting periods and to obtain any approval or notification required or sought to be obtained from the Competition Commissioner in order to complete the transactions contemplated by this Agreement as soon as reasonable practicable.

(b) Each Party shall, in connection with any notifications, submissions and filings referred to in Section 8.4(a), use its reasonable best efforts, subject to all applicable Laws relating thereto and to the exchange of privileged, confidential or competitively-sensitive information, to (i) keep the other Party promptly informed of any material communication received by such Party from, or given by such Party to, the relevant Governmental Authorities and any material communication received or given in connection with any proceeding by a private party and (ii) to give the other Party the opportunity to attend and participate in meetings and conferences with the Governmental Authorities with respect to the transactions contemplated by this Agreement.

(c) Other than to the extent any Laws expressly require the Fund or any of its Subsidiaries to obtain any consent, clearance or approval of any Governmental Authority or to make any filing with any Governmental Authority, the Offeror shall be solely responsible for making all such filings and otherwise pursuing all

required consents, clearances and approvals from Governmental Authorities which are required to consummate the transactions contemplated by this Agreement and shall advise the Fund of any filings or notices made or other communications given or received in connection with such consents, clearances and approvals. The Fund shall use its reasonable best efforts to assist the Offeror in making all such filings and pursuing all such consents, clearances and approvals.

(d) All filing fees required in connection with the notification of the transactions contemplated by this Agreement or the application for or prosecution of any consent, clearance, approval, authorization, registration, filing or submission in accordance with this Section shall be borne by the Offeror. Unless otherwise provided, all other fees, expenses and disbursements (including the costs of preparation of any such filings and fees and expenses of legal counsel) incurred in connection with the matters referred to in this Section shall be borne by the Offeror if incurred by or on its behalf and by the Fund if incurred by or on behalf of the Fund.

8.5 Access to Information

Subject to the existing Confidentiality Agreement, the Fund shall afford the Offeror's (and its Affiliates' and related entities') officers, employees, counsel, accountants, lenders and other authorized representatives and advisers reasonable access, during normal business hours and at such other time or times as the Offeror may reasonably request from the date hereof and until the expiration of this Agreement, to its and its Subsidiaries' respective properties, books, contracts and records as well as to its and its Subsidiaries' respective management personnel, and, during such period, the Fund shall furnish promptly to the Offeror in writing all information concerning its and its Subsidiaries' respective businesses, properties and personnel as the Offeror or its representatives may reasonably request.

8.6 Publicity

The Offeror and the Fund agree to make a joint press release with respect to this Agreement and the transactions contemplated herein as soon as practicable after the date hereof. The Offeror and the Fund further agree that, from the date hereof until the earlier of the completion of the Unit Offer and the termination of this Agreement, there will be no public announcement or other disclosure of the transactions contemplated by this Agreement unless they have mutually agreed thereto or unless otherwise required by applicable Law, based on the advice of counsel. If either the Offeror or the Fund is required by Law to make a public announcement with respect to the transactions contemplated herein, such Party will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

8.7 Further Cooperation

(a) The Fund agrees that it will request, prior to the date of the Offers and again prior to and promptly following the Expiry Date, that the TSX maintain the stock exchange listing for the Units and the Exchangeable Debentures (and to maintain

the Units and the Exchangeable Debentures as posted for trading) throughout the term of, and upon completion of, the Unit Offer, and until completion of any Compulsory Acquisition or Subsequent Acquisition Transaction.

(b) If so requested by the Offeror, the Fund agrees to provide, and to cause the Manager to provide, access to the Offeror and its Affiliates to the books and records and officers, management personnel and advisors of the Fund and the Manager and to provide, and to cause the Manager to provide, assistance in the preparation of any prospectus or other offering documents to be filed in connection with any offering of securities by Fort Chicago Energy Partners L.P.

(c) The Fund agrees to cooperate with the Offeror's lenders in connection with the financing of the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction, and to provide reasonable access to such lenders to the books and records and officers and advisors of the Fund and its Subsidiaries for such purpose upon the execution and delivery by such lenders of a confidentiality agreement in substantially the form of the Confidentiality Agreement. The Fund also agrees to introduce the Offeror to its lenders and to facilitate communication between its lenders, the Offeror and the Offeror's lenders for the purpose of paying out and terminating the Fund's and its Subsidiaries' current credit facilities as soon as possible after the Effective Time.

(d) Prior to the Effective Time, the Fund agrees to cooperate with, and to provide reasonable assistance to, the Offeror in connection with the Offeror's planning for, and implementation of, a reorganization of the Fund and its Subsidiaries on or after the Effective Time, provided that such reorganization shall not have an adverse impact on Unitholders and that, for greater certainty, the Fund shall not be required to implement such reorganization prior to the Effective Time.

(e) Prior to the Effective Time, the Fund agrees to cooperate with, and to provide reasonable assistance to, the Offeror in connection with the Offeror obtaining title insurance, including by providing title and survey affidavits, statutory declarations and estoppel certificates requested by the Offeror.

(f) The Fund shall use commercially reasonable efforts to maintain in effect or to continue to process renewal of all material registrations, permits, licences, approvals, certificates and other rights, qualifications and authorizations (including any such registrations, permits, licences, approvals, certificates and other rights, qualifications and authorizations required by the energy regulatory authorities) pursuant to which the Fund operates.

(g) The Fund shall promptly advise the Offeror orally and in writing of any Material Adverse Change in respect of the Fund or any state of facts which could reasonably be expected to result in a Material Adverse Change and shall, in good faith, discuss with the Offeror any change, effect, event or occurrence which is of such a nature that there may be reasonable doubt as to whether the Offeror should be advised.

ARTICLE 9
TERMINATION, AMENDMENT AND WAIVER

9.1 Termination

(a) This Agreement may:

(i) be terminated either by the Offeror or by the Fund if any Law makes the making or completion of the Unit Offer or the transactions contemplated by this Agreement illegal or otherwise prohibited;

(ii) be terminated by the Offeror prior to the mailing of the Bid Circular if any condition contained in Section 2.2 is not satisfied or waived by the Offeror at or before mailing the Bid Circular;

(iii) be terminated by the Offeror if the Minimum Condition is not satisfied;

(iv) be terminated by the Fund if the Offeror shall not have performed in all material respects any covenant to be performed by it under this Agreement or if any representation or warranty of the Offeror shall have been or become untrue in any material respect;

(v) be terminated by the Offeror if: (A) any representation or warranty of the Fund contained herein as made by the Fund on the date of this Agreement (i) that is qualified by a reference to a Material Adverse Change or materiality shall have become untrue or incorrect in any respect; and (ii) that is not qualified by a reference to a Material Adverse Change or materiality shall have become untrue or incorrect in any material respect, or (B) the Fund shall not have observed or performed its covenants in this Agreement in all material respects to the extent that such covenants were to have been observed and/or performed by the Fund at or prior to the Expiry Time, unless such non-performance or breach, if capable of being remedied, is remedied by the Fund within ten Business Days from the date of notice of termination from the Offeror;

(vi) be terminated by the Offeror if there is a Material Adverse Change in respect of the Fund;

(vii) be terminated by the Offeror if the Board of Trustees shall have: (i) withdrawn or modified in a manner adverse to the Offeror its approval or recommendation of the Unit Offer (unless the Offeror shall have breached a covenant under this Agreement in such a manner that would entitle the Fund to terminate this Agreement in accordance with Section 9.1(a)(iv)), (ii) approved or recommended an Alternative Transaction or entered into a binding written agreement in respect of an Alternative Transaction (other than a confidentiality agreement permitted by Section 6.1(d)), or (iii) failed to reaffirm the approval or recommendation of the Unit Offer by press release as soon as practicable (and in any event within five Business

Days) after the public announcement of, or the public announcement of an intention to make or propose, any Alternative Transaction (or if the Unit Offer is scheduled to expire prior to that five Business Day period, prior to the scheduled expiry of the Unit Offer).

(viii) be terminated by the Fund if (i) the Unit Offer has not been made by the Latest Mailing Time; (ii) the Unit Offer (or any amendment thereto other than as permitted hereunder or any amendment thereof that has been mutually agreed to by the Parties) does not conform in all material respects with Schedule A or any amendment thereof that has been mutually agreed to by the Parties; or (iii) the Unit Offer has been terminated, withdrawn or expires without the Units being taken up thereunder;

(ix) be terminated by the Fund in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 6.1(d)), subject to compliance with Section 6.2; or

(x) be terminated by either Party if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement;

in each case, prior to the Effective Time.

(b) If (i) this Agreement is terminated in accordance with the foregoing provisions of this Section (other than Sections 9.1(a)(iv) and 9.1(a)(viii)), and (ii) a Termination Fee is payable in accordance with Section 6.3(a), the Offeror shall terminate the Offers provided that, the Offeror may continue, amend, terminate or withdraw the Offers or make a new offer provided that any such offer (including the Offers, if continued or amended) is for at least such number or proportion of Units that is the subject matter of the Superior Proposal. Notwithstanding the foregoing, if this Agreement is terminated by the Fund in accordance with Sections 9.1(a)(iv) and 9.1(a)(viii), the Offeror shall terminate the Offers.

9.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the Offeror or the Fund hereunder except as set forth in Section 6.2, Section 6.3 and this Article 9, which provisions shall survive the termination of this Agreement. In the case of termination, nothing herein shall relieve any Party from liability for any intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement.

9.3 Amendment

This Agreement may be amended by mutual agreement between the Parties. It may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

9.4 Waiver

Each of the Offeror, on the one hand, and the Fund, on the other hand, may:

(a) extend the time for the performance of any of the obligations or other acts of the other;

(b) waive compliance with the other's agreements or the fulfilment of any conditions to its own obligations contained herein; or

(c) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other Party;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 10
GENERAL PROVISIONS

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by reputable overnight courier next business day delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, then the next succeeding Business Day, in the place of receipt) unless actually received after 5:00 p.m. (local time in the place of receipt) at the point of receipt in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the Parties hereto shall be as follows:

(a) if to the Fund:

Countryside Power Income Fund
495 Richmond Street, 9th Floor
London, Ontario
N6A 5A9

Attention: Chairman of the Board of Trustees of the Fund

with a copy to:

Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

Attention: Robert Vaux

(b) if to the Offeror:

Fort Chicago Energy Partners L.P.
Suite 2150, 300 – 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Attention: Chief Executive Officer

with a copy to:

Torys LLP
79 Wellington Street West
Suite 3000
Box 270, TD Centre
Toronto, Ontario
M5K 1N2

Attention: Philip Symmonds

10.2 Miscellaneous

This Agreement:

(a) except for the Confidentiality Agreement, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof;

(b) shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns; and

(c) does not give any other Person (including any Unitholder) any right or recourse whatsoever.

The Parties shall be entitled to rely upon delivery of an executed facsimile copy of the Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the Parties.

10.3 Binding Effect and Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior express written consent of the other Party. Notwithstanding the foregoing provisions of this Section 10.3, the Offeror may assign all or any part of its rights or obligations under this Agreement to a direct or indirect wholly-owned Subsidiary or other Affiliate of the Offeror, provided that any such assignment will have no material adverse tax or other effects to the Fund or the Unitholders, and provided further that if such assignment takes place, the Offeror shall continue to be liable to the Fund for any default in performance by the assignee.

10.4 Trustees

Any obligation of the Fund set out in this Agreement (including a representation, warranty or covenant), shall to the extent necessary to give effect to such obligation, be deemed to also constitute an obligation of the Trustees, in their capacity as trustees of the Fund and not in their personal capacities, and shall be enforceable only against the property and assets of the Fund, and any reference to the Fund in this Agreement shall be deemed to include, to the extent necessary in the context, the Trustees in their capacity as trustees of the Fund but not in their personal capacities.

The Fund and Offeror acknowledge that each trustee of the Fund owes a fiduciary legal obligation as a trustee of the Fund which is not superseded by the provisions of this Agreement. Further, the Fund and the Offeror acknowledge that a modification, change or withdrawal by the Board of Trustees of its recommendation of the Unit Offer to the Unitholders after the date hereof in the proper exercise of such fiduciary duty and otherwise in accordance with this Agreement shall not result in the representations in Article 4 of this Agreement being considered to be untrue or incorrect. The foregoing shall not be interpreted to diminish, limit, restrict or otherwise affect in any way any covenant or agreement of the Fund under this Agreement (including, in certain circumstances, the obligation to pay the Termination Fee) or be construed as a forgiveness or waiver of any breach.

10.5 Expenses

Except as provided in Sections 6.3 and 8.4, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee, cost or expense, whether or not the Offers are consummated.

10.6 Survival

Subject to Section 9.2, the representations and warranties of the Fund and the Offeror contained in this Agreement shall not survive the completion of the Unit Offer, and shall expire and be terminated on the earlier of the Effective Time or the termination of this Agreement in accordance with its terms.

10.7 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.8 Counterpart Execution

This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Fund and the Offeror have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COUNTRYSIDE POWER INCOME FUND

Per: *"V. James Sardo"*

V. James Sardo, Chairman

FORT CHICAGO ENERGY PARTNERS L.P., by its General Partner, Fort Chicago Energy Management Ltd.

Per: *"Stephen H. White"*

Stephen H. White, President & CEO

Per: *"Kevan S. King"*

Kevan S. King, Vice President, General Counsel & Secretary

SCHEDULE A

CONDITIONS OF THE OFFER

The Offeror will have the right to withdraw the Offers and not take up and pay for, or extend the period of time during which the Offers are open and postpone taking up and paying for, the Units and Exchangeable Debentures deposited under the Offers unless all of the following conditions are satisfied or the Offeror has waived them at or prior to the relevant Expiry Time:

(a) there shall have been validly deposited under the Unit Offer and not withdrawn as at the Expiry Time of the Unit Offer, such number of Units which, together with any Units directly or indirectly owned by the Offeror, represents more than 66 2/3% of the issued and outstanding Units (on a Fully Diluted Basis);

(b) if required in the Offeror's reasonable judgement, (i) the Competition Commissioner shall have issued an advance ruling certificate ("ARC") pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement; or

(ii) (A) the Competition Commissioner shall have advised the Offeror, in writing, on terms satisfactory to the Offeror, acting reasonably, that she has no intention to file an application under Part VIII of the Competition Act in connection with the transactions contemplated by this Agreement; and (B) all waiting periods under the Competition Act shall have expired, been terminated or waived;

(c) all government or regulatory approvals (including, without limitation, those of applicable stock exchanges or securities law regulatory authorities) that in the Offeror's reasonable judgement are necessary to complete the Unit Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, and all consents set out in the Disclosure Letter shall have been obtained, in each case on terms and conditions satisfactory to the Offeror, acting reasonably;

(d) (i) no act, action, suit, demand or proceeding shall have been taken by or before any Canadian or foreign court, tribunal or Governmental Authority or administrative agency or commission or by or before any elected or appointed public official in Canada or elsewhere; and (ii) no law, regulation or policy shall have been, enacted, promulgated or applied; in either case

(A) to cease trade, enjoin, prohibit or impose material new limitations or conditions on the purchase by or the sale to the Offeror of any of the Units or the right of the Offeror to own or exercise full rights of ownership of the Units (either pursuant to the Unit Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction); or

(B) which, if the Unit Offer or Compulsory Acquisition or Subsequent Acquisition Transaction was consummated, would reasonably be expected to cause a Material Adverse Change;

(e) there shall not exist any prohibition at law against the Offeror making the Unit Offer, taking up and paying for any Units deposited under the Unit Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(f) there shall not have occurred any Material Adverse Change (i) since the date of the Support Agreement or (ii) prior to the date of the Support Agreement that has not previously been publicly disclosed;

(g) the Board of Trustees shall not have withdrawn any recommendation made by it that Unitholders accept the Unit Offer or modified, changed or qualified any such recommendation in a manner that has substantially the same effect or issued a recommendation that Unitholders not accept the Unit Offer or failed to reaffirm support of the Unit Offer within five Business Days following an announcement made by a third party in respect of any Alternative Transaction (or if the Unit Offer is scheduled to expire prior to that five Business Day period, prior to the scheduled expiry of the Unit Offer);

(h) the Fund shall not have accepted, approved, recommended or entered into any agreement, understanding or arrangement, or proposed publicly to do any of the foregoing, in respect of an Alternative Transaction other than a confidentiality agreement entered into in accordance with Section 6.1(d);

(i) at the Expiry Time, (A) all representations and warranties of the Fund in the Support Agreement as made by the Fund on the date of this Agreement (i) that are qualified by a reference to a Material Adverse Change or materiality shall be true and correct in all respects; and (ii) that are not qualified by a reference to a Material Adverse Change or materiality shall be true and correct in all material respects, (B) the Fund shall have observed and performed its covenants in this Agreement in all material respects to the extent that such covenants were to have been observed and/or performed by the Fund at or prior to the Expiry Time, and (C) the Offeror shall have received a certificate of the Fund in form and substance satisfactory to the Offeror, acting reasonably, confirming same;

(j) in respect of the Fund's Public Disclosure Record as filed on or before the date of the Support Agreement, the Fund shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings (filed before the date of this Agreement) in relation to all matters covered in earlier filings), in any of the Fund's Public Disclosure Record filed on or before the date of this Agreement which would reasonably be expected to cause a Material Adverse Change;

(k) the Support Agreement shall have been complied with by the Fund in all material respects and shall not have been terminated;

(l) the Lock-Up Agreements shall have been complied with by the parties thereto (other than the Offeror) in all material respects and shall not have been terminated;

(m) the Non-Compete Agreements shall have been entered into by the parties thereto (other than the Offeror);

(n) if required in the Offeror's reasonable judgement, the approval of the U.S. Federal Energy Regulatory Commission pursuant to Section 203 of the U.S. Federal Power Act shall have been obtained in respect of the Offers or any Compulsory Acquisition or Subsequent Acquisition Transaction, on terms and conditions satisfactory to the Offeror, acting reasonably; and

(o) there shall not have been issued a final order of the U.S. Federal Energy Regulatory Commission denying in whole or in any material respect the Petition of Ripon Cogeneration Inc. dated May 23, 2007 for waiver of certain requirements of Qualifying Facility status for the San Gabriel cogeneration facility, *provided that*, if an order is issued that provides for a waiver of such requirements with respect to 2007 and defers the decision on whether or not a waiver is granted with respect to 2008, this shall not be considered a denial in any material respect of such Petition.

The Offeror will also have the right to withdraw the Debenture Offer only and not take up and pay for, or extend the period of time during which the Debenture Offer is open and postpone taking up and paying for, the Exchangeable Debentures deposited under the Debenture Offer unless such other conditions that the Offeror considers appropriate in the circumstances have been satisfied or the Offeror has waived such other conditions at or prior to the relevant Expiry Time.

The foregoing conditions shall be for the exclusive benefit of the Offeror, and may be asserted by the Offeror, at any time.

Subject to the terms of the Support Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the relevant Expiry Time, without prejudice to any other rights which the Offeror may have.

The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Countryside Power Income Fund
495 Richmond Street, Suite 920
London, Ontario
N6A 5A9

Item 2 Date of Material Change

June 20, 2007

Item 3 News Release

A press release was issued on June 20, 2007 in London, Ontario and disseminated across Canada by CCNMathews, which is attached hereto as Schedule "A".

Item 4 Summary of Material Change

Countryside Power Income Fund (together with its subsidiaries, collectively the "Fund") has entered into a definitive support agreement (the "Support Agreement") with Fort Chicago Energy Partners L.P. ("Fort Chicago") pursuant to which the Fund will support Fort Chicago's offer (the "Offer") to acquire all of the outstanding units of the Fund for cash consideration of $9.60 per unit. The Offer represents an equity value of approximately $199.8 million, based on 20,813,537 fully diluted units outstanding. Concurrently with the execution by the Fund of the Support Agreement, the Fund also entered into a second amendment to the management agreement dated September 23, 2005, as amended February 9, 2007, between the Fund, subsidiaries of the Fund and Countryside Ventures LLC (the "Manager") (collectively, the "Management Agreement").

Item 5 Full Description of Material Change

Support Agreement

The Fund has entered into a definitive support agreement (the "Support Agreement") with Fort Chicago Energy Partners L.P. ("Fort Chicago") pursuant to which the Fund will support Fort Chicago's offer (the "Offer") to acquire all of the outstanding units of the Fund for cash consideration of $9.60 per unit. The Offer represents an equity value of approximately $199.8 million, based on 20,813,537 fully diluted units outstanding.

The Offer is subject to the acceptance by holders of not less than 66 2/3% of the units of the Fund as well as receipt of all necessary regulatory approvals and other customary conditions. A take-over bid circular containing the terms of the Offer will be mailed to unitholders together with a board of trustees' circular and other related documentation, on or before July 5, 2007. The Offer, unless extended, will expire 35 days from its commencement. Fort Chicago will also make an offer to purchase Countryside Canada Power Inc.'s 6.25% exchangeable debentures at a price equal to 101% of the face value thereof. The Support Agreement provides for the payment

by the Fund of a break fee equal to $5.5 million, and an expense reimbursement fee in the amount of $2 million, under certain circumstances. The Support Agreement also includes a non-solicitation covenant on the part of the Fund and a right in favour of Fort Chicago to match any competing offers.

The board of trustees of the Fund having received a fairness opinion from RBC Capital Markets Inc., has unanimously resolved to recommend that the Fund's unitholders accept the Offer. Trustees of the Fund as well as the Manager and its principals have agreed to tender their units to the Offer.

Amendment to Management Agreement

Concurrently with the entering into of the Support Agreement, the Fund has entered into an agreement with the Manager to amend the terms of the management agreement dated September 23, 2005, as amended February 9, 2007. Pursuant to the second amendment dated June 20, 2007, the Fund is purchasing the Manager's subordinated interest in Ripon Power LLC and Countryside London Co-generation Corp. (the "Subordinated Interests") for approximately $18.0 million payable in two instalments: (i) $14.5 million on June 20, 2007, and (ii) $3.5 million (US$3.3 million) on the completion of the Offer or the termination of the Support Agreement. Under the second amendment, the Manager will receive cash in lieu of units of the Fund for all of its Subordinated Interests. In addition, the Manager is foregoing any entitlement to the severance payments in connection with any future termination of the management agreement, although the Fund will continue to be obligated to reimburse the Manager for out-of-pocket costs associated with any termination. The second amendment to the management agreement is effective regardless of whether the Offer is completed. The amendment to Management Agreement dated June 20, 2007 is attached hereto as Schedule "B".

In determining that it is in the best interests of the Fund to enter into the amendment, the board of trustees took into account, among other things: (i) that the consideration payable to the Manager for the Subordinated Interests, which is payable entirely in cash, represents materially less aggregate value for the Subordinated Interests than contemplated under the Management Agreement prior to the second amendment, and (ii) the entering into of the amendment would eliminate the complexities regarding the purchase of the Subordinated Interests that previously existed under the Management Agreement.

After completion of the purchase of the Subordinated Interests, the Manager and its principals will hold an aggregate of 52,590 units of the Fund, which, based on the number of units outstanding as of June 20, 2007, would result in the Manager holding approximately 0.3% of the outstanding units. The Manager is owned by Messrs. Goran Mornhed, Edward Campana and Allen Rothman.

The transaction may be a related party transaction under Ontario Securities Commission Rule 61-501 and Québec Regulation Q-27 (the "Related Party Rules"). In certain circumstances, the Related Party Rules require a formal valuation and minority approval in respect of a related party transaction. The Related Party Rules provide an exemption from the requirements to obtain a formal valuation report and minority approval in the event that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves related parties, exceeds 25% of the issuer's market capitalization. The Fund has

determined that neither the fair market value of the Manager's Subordinated Interest to be purchased, nor the fair market value of the consideration being paid for such interest, exceeds 25% of the market capitalization of the Fund.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Senior Officer

The following senior officer of Countryside Ventures LLC is knowledgeable about the material change and this report:

Edward Campana
Tel: 914.993.5010
Fax: 914.993.6449

Item 9 Date of Report

June 29, 2007.

Schedule "A"
Press Release

(London, Ontario, June 20, 2007) --- Countryside Power Income Fund ("Countryside" or the "Fund") (TSX: COU.UN) announced today that it has entered into a definitive support agreement (the "Support Agreement") with Fort Chicago Energy Partners L.P. ("Fort Chicago") pursuant to which the Fund will support Fort Chicago's offer (the "Offer") to acquire all of the outstanding units of the Fund for cash consideration of $9.60 per unit. The Offer represents an equity value of approximately $199.8 million, based on 20,813,537 fully-diluted units outstanding.

The consideration per unit under the Offer represents a 6.1% premium over the June 19, 2007 closing price and a 10.9% premium to the trading price for Countryside units immediately prior to the February 9, 2007 announcement that it would undertake a strategic review process.

The Offer is subject to the acceptance by holders of not less than 66 2/3% of the units of the Fund as well as receipt of all necessary regulatory approvals and other customary conditions. A take-over bid circular containing the terms of the Offer will be mailed to unitholders together with a Board of Trustees' circular and other related documentation, on or before July 5, 2007. The Offer, unless extended, will expire 35 days from its commencement, subject to receipt of any required regulatory approvals. Fort Chicago will also make an offer to purchase Countryside Canada Power Inc.'s 6.25% exchangeable debentures at a price equal to 101% of the face value thereof. The Support Agreement provides for the payment by Countryside of a break fee equal to $5.5 million, and an expense reimbursement fee in the amount of $2 million payable by Countryside under certain circumstances. The Support Agreement also includes a non-solicitation covenant on the part of Countryside and a right in favour of Fort Chicago to match any competing offers.

The Board of Trustees of Countryside, on the recommendation of the special committee of independent trustees and having received a fairness opinion from RBC Dominion Securities Inc., has unanimously resolved to recommend that the Fund's unitholders accept the Offer. The trustees of the Fund, as well as Countryside Ventures LLC (the "Manager") and its principals have agreed to tender their units to the Offer.

"We have concluded an exhaustive strategic review process that considered several value maximization alternatives", said V. James Sardo, Chairman of the Board of Trustees. "The board believes the Offer is in the best interest of all unitholders", he said.

Countryside unitholders will continue to receive monthly distributions of $0.0863 per unit payable to unitholders of record on or about the last business day of the month for all months ending prior to the month in which closing of the Offer occurs. In addition, to the extent that units are first taken-up under the Offer after the 10th calendar day of the month, unitholders will be entitled to a pro rata distribution for such month. Countryside Canada Power Inc. will also continue to pay interest, when due, on its 6.25% exchangeable debentures.

Lehman Brothers is acting as financial advisor to the Fund and RBC Dominion Securities Inc. has provided a fairness opinion to the special committee of the Board of Trustees of the Fund.

Borden, Ladner & Gervais is legal advisor for the special committee, and Goodmans LLP is legal advisor for the Fund.

Amendment to Management Agreement

Concurrently with the entering into of the Support Agreement, the Fund has entered into an agreement with the Manager to amend the terms of the management agreement dated September 23, 2005, as amended February 9, 2007. Pursuant to the second amendment dated June 20, 2007, the Fund is purchasing the Manager's subordinated interest in Ripon Power LLC and Countryside London Co-generation Corp. (the "Subordinated Interests") for approximately $18.0 million payable in two installments; (i) $14.5 million on June 20, 2007, and (ii) $3.5 million (US$3.3 million) on the completion of the Offer or the termination of the Support Agreement. Under the second amendment, the Manager will receive cash in lieu of units of the Fund for all of its Subordinated Interests. In addition, the Manager is foregoing any entitlement to the severance payments in connection with any future termination of the management agreement, although the Fund will continue to be obligated to reimburse the Manager for out-of-pocket costs associated with any termination. The second amendment to the management agreement is effective regardless of whether the Offer is completed.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 26, 2007, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California, with a combined power generation capacity of 94 megawatts. More information about the Fund is available at www.countrysidepowerfund.com

Further information:

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Barnes McInerney Inc.
416-367-5000

Schedule "B"

SECOND AMENDMENT TO THE MANAGEMENT AGREEMENT

THIS AMENDING AGREEMENT (this "**Amendment**") made as of the 20th day of June, 2007.

B E T W E E N:

COUNTRYSIDE VENTURES LLC, a limited liability corporation existing under the laws of the State of Delaware,

(the "**Manager**")

– and –

COUNTRYSIDE US HOLDING CORP., a corporation existing under the laws of the State of Delaware,

("**Countryside US**")

– and –

COUNTRYSIDE CANADA POWER INC., a corporation existing under the laws of the Province of Ontario,

("**Countryside Canada**")

– and –

COUNTRYSIDE POWER INCOME FUND, an unincorporated trust existing under the laws of the Province of Ontario,

(the "**Fund**" and, together with Countryside US and Countryside Canada, "**Countryside**")

WHEREAS the trustees of the Fund the (the "**Trustees**") have determined that it is in the best interests of the Fund and its unitholders to request that the Manager agree to certain changes and amendments to the management agreement (the "**Management Agreement**") made as of the 23rd day of September 2005 between the Manager, Countryside US and Countryside Canada, as amended by the First Amendment to the Management Agreement made as of the 9th day of February 2007, which would permit Countryside to acquire (a) 100% of the Manager's subordinated membership interest (the "**Ripon Interest**") in Ripon Power LLC ("**Ripon**") and in the operating agreement that governs Ripon and (b) 100% of the Manager's common shares (the "**London Interest**" and, together with the Ripon Interest, the "**Subordinated Interest**") in Countryside London Cogeneration Corp. ("**London**"), and have the Manager waive the right to certain payments upon the termination of the Management Agreement, as amended all in exchange for aggregate cash consideration paid to the Manager of the amount of CAD$14.5 million plus the amount of US$3.3 million (together, the "**Consideration**"),

AND WHEREAS the Manager is agreeable to the changes and the amendments to the Management Agreement, as amended,

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the sufficiency of which is hereby acknowledged by each of the parties to this Amendment, the parties agree as follows:

ARTICLE 1 – DEFINITIONS AND INTERPRETATION

1.01 Definitions

Any capitalized term used in this Amendment that is not otherwise defined herein shall have the meaning set out in the Management Agreement, as amended.

1.02 Headings

The division of this Amendment into articles, sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Amendment.

ARTICLE 2 – PURCHASE OF THE SUBORDINATED INTEREST

2.01 Purchase of the Subordinated Interest

Notwithstanding the terms of the Management Agreement, as amended, the parties agree that Countryside US will acquire from the Manager, and the Manager will sell to Countryside US, 100% of the Manager' Ripon Interest for the Consideration; and (b) Countryside Canada will acquire from the Manager, and the Manager will sell to Countryside Canada, 100% of the Manager's London Interest for a cash payment of CAD$1.00.

2.02 Payment of Consideration

The Consideration shall be paid in two instalments as follows: (a) CAD$14.5 million shall be paid on the date of signing of this Amendment (the "**First Instalment**"); and (b) US$3.3 million shall be paid on the earlier of the date on which any Units are taken up under the take-over bid contemplated by the support agreement (the "**Support Agreement**") made as of June 20, 2007 among Fort Chicago Energy Partners L.P. and the Fund and the date on which the Support Agreement is terminated.

2.03 No Further Rights in Respect of the Subordinated Interest

The Manager agrees that, from and after the payment of the First Instalment, it will have no further right or interest in respect of the Subordinated Interest including any rights to any distributions in respect of the Subordinated Interest and the Manager shall have no further interest in Ripon or London pursuant to sections 3.02 or 3.03 of the Management Agreement, as amended.

2.04 Deliveries

Upon execution of this Amendment, the Manager shall transfer and deliver to Countryside US and to Countryside Canada such documents that are necessary or advisable to transfer and assign all of the Manager's right, title and interest in the Subordinated Interest, including all rights and obligations pursuant to the operating agreements governing Ripon and London. Countryside shall take such steps as shall be necessary or advisable to deliver to the Manager by wire transfer the cash payments contemplated by Section 0 which, in the case of the payment of the amount of CAD$14.5 million, shall be converted into US dollars at the prevailing rate of exchange on the date of transfer.

ARTICLE 3 – FURTHER AMENDMENTS

3.01 Payments on Termination

The Manager hereby waives any right to receive any payment on termination of the Management Agreement, as amended, pursuant to section 9.02 of the Management Agreement, as amended, other than any of the Manager's actual costs associated with termination of the Management Agreement, as amended, which are contemplated to be paid pursuant to any of the clauses of section 9.02 of the Management Agreement, as amended.

3.02 Reimbursement for Out of Pocket Expenses

The Fund hereby acknowledges and agrees that all out of pocket costs and expenses incurred by the Manager in connection with the actions by certain unitholders with respect to the Management Agreement and the process of the Board of Trustees with respect thereto, the Board of Trustees and the Fund and the negotiations with the Board of Trustees in connection with this Amendment including the legal fees of Osler, Hoskin & Harcourt LLP and Eilenberg & Krause LLP, and all costs and expenses related to the implementation of the transactions contemplated by this Amendment or any litigation initiated in connection therewith, shall be considered to be approved Expenses for the purposes of section 3.01(a) of the Management Agreement, as amended and the Manager shall be reimbursed by Countryside US and Countryside Canada in accordance with that section.

3.03 Additional Right of Termination

If the Support Agreement is terminated, Countryside shall have the right to terminate the Management Agreement, as amended, immediately at any time by delivery of a written notice of termination to the Manager.

If the Support Agreement is terminated, the Manager shall have the right to terminate the Management Agreement, as amended, upon 180 days written notice to Countryside. In the context of such a termination, the Manager will co-operate with Countryside and use commercially reasonable efforts to ensure that the transition to the new manager is undertaken in an orderly manner that ensures no material adverse impact to Countryside.

For certainty, in connection with any termination under this Section 0, Section 0 of this Amendment shall be applicable.

ARTICLE 4 – REPRESENTATIONS AND WARRANTIES

4.01 Representations and Warranties of the Manager

The Manager represents and warrants to Countryside (and acknowledges that Countryside is relying on the representations and warranties in completing the transactions contemplated by this Amendment) that:

(a) This Amendment constitutes a legal, valid, and binding obligation of the Manager, enforceable against it in accordance with its terms (subject, as to the enforcement of remedies, to bankruptcy, reorganization, insolvency, moratorium, and other laws relating to or affecting creditors' rights generally and subject to the availability of equitable remedies).

(b) The Manager is the only beneficial owner of the Subordinated Interest free and clear of any encumbrances. There is no contract, option or other right of another binding upon or which at any time in the future may become binding upon the Manager to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber the Subordinated Interest other than pursuant to this Agreement.

4.02 Representations and Warranties of Countryside

Countryside US, Countryside Canada and the Fund each represent and warrant to the Manager, jointly and severally (and acknowledge that the Manager is relying on the representations and warranties in completing the transactions contemplated by this Amendment) that:

(a) This Amendment constitutes a legal, valid, and binding obligation of the each of Countryside US, Countryside Canada and the Fund, enforceable against each in accordance with its terms (subject, as to the enforcement of remedies, to bankruptcy, reorganization, insolvency, moratorium, and other laws relating to or affecting creditors' rights generally and subject to the availability of equitable remedies).

(b) The execution and delivery of this Amendment, the fulfilment of the terms hereof by each of Countryside US, Countryside Canada and the Fund and the payment of the Consideration will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party, except such as have been obtained or such as may be required (and shall be obtained prior to the time of closing) under applicable securities laws or stock exchange regulations.

ARTICLE 5 – GENERAL MATTERS

5.01 Amendments

This Amendment shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized

representatives of the parties hereto or their respective successors or assigns and, in the case of Countryside, approved by a majority of the Trustees.

5.02 Governing Law and Attornment

The provisions of this Amendment shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Amendment shall be brought in the courts of the Province of Ontario. Each party hereby attorns to and accepts the exclusive jurisdiction of such courts.

5.03 Enurement

This Amendment shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

5.04 Entire Agreement

Except as otherwise provided in this Amendment, all terms and conditions of the Management Agreement, as amended shall continue in full force and effect. This Amendment constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Amendment.

5.05 Further Assurances

Each of the parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Amendment.

5.06 Time of the Essence

Time shall be of the essence in respect of this Amendment.

5.07 Counterparts

This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties hereto have executed this Amendment by their proper officers duly authorized in that behalf as of the day and year first above written.

COUNTRYSIDE VENTURES LLC

Per: *"Göran Mörnhed"*

Name: Göran Mörnhed

Title: President and Chief Executive Officer

COUNTRYSIDE US HOLDING CORP.

Per: *"James Sardo"*

Name: James Sardo

Title: Director

COUNTRYSIDE CANADA POWER INC.

Per: *"James Sardo"*

Name: James Sardo

Title: Director

COUNTRYSIDE POWER INCOME FUND

Per: *"James Sardo"*

Name: James Sardo

Title: Trustee

SECURITIES ACT

REPORT OF TAKE-OVER BID OR ISSUER BID UNDER S. 120 OF THE ACT

(Subsection 189.1.3 of the Regulation)

1. **Name and address of the offeree issuer:**

   Countryside Power Income Fund
   495 Richmond Street
   9th Floor
   London, Ontario
   N6A 5A9

2. **Name and address of the offeror:**

   6770134 Canada Limited
   4500 Bankers Hall East
   855 2nd Street SW
   Calgary, Alberta
   T2P 4K7

3. **What is the designation of the class(es) of securities that are subject to the bid?**

   Units ("Units")

4. **What is the date of the bid?**

   July 5, 2007

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

   All of the issued and outstanding Units. As of June 20, 2007 there were 20,812,097 Units issued and outstanding.

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

   $9.60

7. **What is the fee payable in respect of the bid, as calculated under subsection 271.4(1) of the Regulation?**

   20,812,097 x $9.60 x .00005 = <u>$9,989.81</u>

DATED this 5th day of July, 2007.

7765947.1
34607-2001

6770134 CANADA LIMITED

By: *"Kevan S. King"*
Name: Kevan S. King
Title: Director

CIBC Mellon Trust Company | CIBC Mellon

July 5, 2007

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories

Government of Nunavut

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Government of Yukon

Dear Sirs:

RE: COUNTRYSIDE POWER INCOME FUND and COUNTRYSIDE CANADA POWER INC 6.25% Exchangeable Unsecured Subordinated Debentures due October 31, 2012

The following were sent by prepaid mail to all registered holders of the above-mentioned Company on July 5, 2007:

X Offering Circular

X Letter of Transmittal - Units

X Letter of Transmittal - Debentures

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Associate Manager, Trust Central Services

pk\CM_CountrysideSpecial

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

This Letter of Acceptance and Transmittal is for use by CDS in accepting the Unit Offer by 6770134 Canada Limited to purchase all of the issued and outstanding Units of Countryside Power Income Fund referred to below. In order to tender Units, you must direct your investment dealer, stockbroker, bank, trust company or other nominee to accept the Unit Offer in the manner required by your nominee.

LETTER OF ACCEPTANCE AND TRANSMITTAL

for Units of

COUNTRYSIDE POWER INCOME FUND

Pursuant to the Unit Offer dated July 5, 2007 by

6770134 CANADA LIMITED

a corporation indirectly wholly owned by

FORT CHICAGO ENERGY PARTNERS L.P.

THE UNIT OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON AUGUST 10, 2007 (THE "EXPIRY TIME") UNLESS THE UNIT OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for the units (the "**Units**") of Countryside Power Income Fund (the "**Fund**") deposited by CDS Clearing and Depositary Services Inc., by its nominee CDS & Co. ("**CDS**" or the "**undersigned**"), pursuant to the offer to purchase (the "**Unit Offer**") dated July 5, 2007 made by 6770134 Canada Limited (the "**Offeror**"), a corporation indirectly wholly owned by Fort Chicago Energy Partners L.P., to the holders of the Units (the "**Unitholders**").

The terms and conditions of the Unit Offer are incorporated by reference in this Letter of Acceptance and Transmittal.

Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Unit Offer and accompanying Circular dated July 5, 2007 (the "**Circular**"), shall have the meanings set out in the Unit Offer and Circular.

By executing this Letter of Acceptance and Transmittal, the undersigned consents to the resolutions and waiver set forth below.

Please read the instructions and rules set forth below carefully before completing this Letter of Acceptance and Transmittal.

Delivery of this Letter of Acceptance and Transmittal to an address other than as set forth herein will not constitute valid delivery to the Depositary.

TO: 6770134 CANADA LIMITED

AND TO: CIBC MELLON TRUST COMPANY (the "Depositary")

CDS delivers to you the Units described below (the "**Deposited Units**") and, subject only to the provisions of the Unit Offer regarding withdrawal, irrevocably accepts the Unit Offer for such Deposited Units upon the terms and conditions contained in the Unit Offer and this Letter of Acceptance and Transmittal and hereby assigns all right, title and interest therein to the Offeror. The following are the details of the Deposited Units:

Description of Deposited Units

Name in which Registered	Certificate Number (if applicable)	Number of Units Represented by Certificate	Number of Units Deposited
CDS & Co.			
	TOTAL:		

(Please print or type. If space is insufficient, please attach a list in the above form.)

The undersigned acknowledges receipt of the Unit Offer and the accompanying Circular and represents and warrants that:

(a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Units being deposited and all interests therein (including Distributions (as defined below)) and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Units or interests therein (including Distributions) to any other person;

(b) when the Deposited Units are taken up by the Offeror, the Offeror will acquire good title to the Deposited Units, free from all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons and together with all rights and benefits arising therefrom;

(c) the deposit of the Deposited Units complies with applicable Securities Laws; and

(d) the undersigned depositing the Deposited Units, or on whose behalf such Deposited Units are being deposited, has good title to and is the beneficial owner of the Deposited Units being deposited within the meaning of applicable Securities Laws.

IN CONSIDERATION OF THE UNIT OFFER AND FOR VALUE RECEIVED, subject only to the provisions of the Unit Offer regarding withdrawal, the undersigned irrevocably assigns to the Offeror all right, title and interest of the undersigned in and to the Deposited Units registered in the name of such holder on the appropriate register of holders maintained by or on behalf of the Fund and

deposited under the Unit Offer and taken up by the Offeror, and in and to any and all rights of such holder to receive, other than any Distributions paid prior to the Effective Time in an amount not exceeding $0.0863 per Unit per calendar month, any and all distributions, payments, including, without limitation, any interest or other payments made pursuant to and in accordance with the terms and provisions of the Declaration of Trust, securities, rights, warrants, assets, returns of capital or other interests or interest payments declared, paid, accrued, issued, distributed, made or transferred (collectively, "**Distributions**") on or in respect of the Deposited Units or any of them on or after June 20, 2007 (the date of the announcement by the Offeror of its intention to make the Unit Offer) and before the Effective Time. If the Effective Time falls after the 10th calendar day of the month, the Fund may declare and pay to the Unitholders a portion of the regular monthly cash distribution of $0.0863 per Unit pro rata for the number of days that have elapsed in that month. No distribution shall be paid if the Effective Time falls on or before the 10th calendar day of a month.

If, notwithstanding such assignment, any other Distributions are received by or made payable to or to the order of the undersigned on or after the date hereof, then without prejudice to the Offeror's rights under Section 4 of the Offers, "Conditions of the Offers",

(a) in the case of any cash distribution or payment, excluding an amount not exceeding $0.0863 per Unit per calendar month, in respect of the Units that does not exceed the cash purchase price per Unit (as set forth in the Unit Offer), the cash consideration payable per Unit pursuant to the Unit Offer will be reduced by the amount of any such distribution or payment; and

(b) in the case of any cash distribution or payment in respect of the Units that exceeds the cash purchase price per Unit (as set forth in the Unit Offer) or, in the case of any other Distribution, the whole of any such distribution or payment shall be received and held by the undersigned for the account of and for the benefit of the Offeror and will be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer.

Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such distribution or payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Unit Offer or deduct from the purchase price payable by the Offeror pursuant to the Unit Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration of any such distribution or payment may have tax consequences not discussed in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations".

The undersigned irrevocably constitutes and appoints each officer of the Depositary and each director and officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Units taken up under the Unit Offer by the Offeror and any Distributions, other than the excluded distributions (as such term is defined in the Unit Offer) in respect of the Deposited Units on or after July 5, 2007 with full power of substitution and resubstitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned:

(a) register or record the transfer or cancellation of such Deposited Units on the appropriate registers maintained by or on behalf of the Fund;

(b) exercise any and all rights in respect of the Deposited Units, including to vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization, resolution (in writing or otherwise and including counterparts thereof),

including the Unit Special Resolutions, or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Units, revoke any such instrument, authorization, resolution and consent, or designate in any such instrument, authorization, resolution or consent, any person or persons as the proxy holder or the proxy nominee or nominees of the undersigned in respect of such Deposited Units for all purposes including, without limitation, in connection with any meeting (whether annual, special, extraordinary or otherwise or any adjournment or postponement thereof) of holders of relevant securities of the Fund;

(c) execute and negotiate any cheques or other instruments representing any Distributions, other than the excluded distributions, payable to or to the order of, or endorsed in favour of, the undersigned;

(d) exercise any rights of the undersigned with respect to such Deposited Units and Distributions, other than the excluded distributions; and

(e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey the Deposited Units and Distributions, other than the excluded distributions, to the Offeror.

The undersigned grants the Offeror an irrevocable power of attorney to approve, and irrevocably constitutes, appoints and authorizes any director or officer of the Offeror, and any other persons designated by the Offeror in writing, by way of such power of attorney, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Unitholders, with respect to Units deposited under the Unit Offer and not at such time validly withdrawn, effective from and after the take-up of Units by the Offeror, with full power of substitution, in the name of and on behalf of CDS, on behalf of such Depositing Unitholder (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, special resolutions of the Unitholders under, pursuant to and in accordance with the provisions of the Declaration of Trust:

(a) approving the Subsequent Acquisition Transaction, including, if applicable, the transfer by the Fund of its assets to, and the assumption of liabilities of the Fund by, the Offeror or one or more affiliates of the Offeror and the wind-up and termination of the Fund, provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to or approval of the Unitholders not to proceed with the Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;

(b) amending Section 13.13 of the Declaration of Trust to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror's Notice in respect of a Compulsory Acquisition of Units for the Units and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if the Dissenting Offerees had tendered those Units to the Unit Offer;

(c) approving any such Compulsory Acquisition that may be undertaken by the Offeror under the Declaration of Trust as amended in accordance with the foregoing;

(d) amending the Declaration of Trust to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Unit Offer, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Declaration of Trust in connection therewith;

(e) directing the Board of Trustees and all trustees, directors and officers of subsidiary entities of the Fund to cooperate in all respects with the Offeror regarding the foregoing including in completing any such Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith;

(f) granting the Offeror, and any other persons designated by the Offeror in writing, under the power of attorney provided for in this Letter of Acceptance and Transmittal for the Unit Offer, the right, power and interest necessary for the Offeror to make all amendments to the Declaration of Trust deemed appropriate by the Offeror, whether in connection with any reorganizations contemplated by the Offeror in respect of the Fund, future plans in respect of the Fund or otherwise; and

(g) authorizing any trustees of the Fund or any director or officer of the Manager of the Fund, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these special resolutions.

The power of attorney granted to the Offeror in this Letter of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Unit Special Resolutions may only be used and relied upon if the Offeror intends to proceed with the take-up of and payment for the Deposited Units.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Units and no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Units by or on behalf of the undersigned, unless the Deposited Units are not taken up and paid for under the Unit Offer.

The undersigned agrees not to vote any of the Deposited Units taken up under the Unit Offer at any meeting (whether annual, special, extraordinary or otherwise or any adjournment or postponement thereof) of Unitholders and not to exercise any of the other rights or privileges attaching to any of such Deposited Units or otherwise act with respect thereto. The undersigned agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Units.

The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Units.

The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Units and Distributions to the Offeror, other than the excluded distributions.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the personal representatives and successors and assigns of the undersigned. Except as stated in the Unit Offer, the deposit of Units pursuant to this Letter of Acceptance and Transmittal is irrevocable. The deposit of Units pursuant to the procedures in this Letter of Acceptance and Transmittal and the Unit Offer shall constitute a binding agreement between the Depositing Unitholders and the Offeror upon the terms and subject to the conditions of the Unit Offer.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Units, to hold the cheque payable for such Deposited Units for pick-up, in accordance with the instructions given below. Should any Deposited Units not be purchased, any deposited documents, including, if applicable, certificate(s) representing Deposited Units, shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Units from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Units.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada's clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Unit Offer.

The undersigned agrees that all questions as to the validity, form, eligibility, timely receipt and acceptance of any Units deposited pursuant to the Unit Offer and of any notice of withdrawal will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that:

(a) the Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction;

(b) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Units;

(c) there shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice;

(d) the Offeror's interpretation of the terms and conditions of the Offer (including the Unit Offer, the Circular and this Letter of Acceptance and Transmittal) shall be final and binding; and

(e) the Offeror reserves the right to permit the Unit Offer to be accepted in a manner other than as set out herein and in the Unit Offer.

By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned shall be deemed to have required that any contact evidenced by the Unit Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English Language. En raison do l'usage d'une version anglaise de la présente letter d'envoi par le soussigné, ce dernier et les destintaires sont reputes avoir demandé que tout contrat attesté par l'offre, telle qu'elle est aceptée au moyen de cette d'envoi, de meme que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

CDS & CO.

____
Signature of Authorized Representative - see Instruction 3

____
Name of Authorized Representative, if applicable (please print or type)

____
Telephone Number (business hours) of the Authorized Representative

INSTRUCTIONS AND RULES

1. Use of Letter of Acceptance and Transmittal

(a) This Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) together with any accompanying certificate(s) representing the Deposited Units, properly completed and signed, must be received by the Depositary at its offices specified on the back page hereof at or prior to the Expiry Time, being 5:00 p.m. (Toronto time) on August 10, 2007, unless the Unit Offer is extended or withdrawn.

(b) The method used to deliver this Letter of Acceptance and Transmittal and any other required document is at the option and risk of CDS and delivery will be deemed effective only when such documents are actually received by the Depositary at its offices specified on the back page hereof. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

2. Signatures

This Letter of Acceptance and Transmittal must be filled in, dated and signed by CDS' duly authorized representative (in accordance with Instruction 3 below).

3. Representatives and Authorizations

This Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority of the person signing on behalf of CDS to act.

4. Partial Tenders

If less than the total number of Units evidenced by any certificate submitted is to be deposited, fill in the number of Units to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Units not deposited will be sent to the registered holder, unless otherwise provided as soon as practicable after the Expiry Time. The total number of Units evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

5. Privacy Notice

The Depositary is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. this information could include your name, address, social insurance number, securities holding and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services.

6. Miscellaneous

(a) No alternative, conditional or contingent deposits will be accepted and no fractional Units will be purchased. All depositing Unitholders by execution of this Letter of Acceptance and Transmittal (or a facsimile thereof) waive any right to receive any notice of the acceptance of the Deposited Units for payment.

(b) The Unit Offer and any agreement resulting from the acceptance of the Unit Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(c) All questions as to the validity, form, eligibility, timely receipt and acceptance of any Units deposited pursuant to the Unit Offer will be determined by the Offeror in its sole judgment. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to permit the Unit Offer to be accepted in a manner other than as set forth herein and to instruct the Depositary to waive any defect or irregularity contained in any Letter of Acceptance and Transmittal received or in the deposit or acceptance of any Units. None of the Offeror, the Depositary, the Dealer Manager or any other person shall be required to give notice of any defects or irregularities in any deposit or acceptance and no liability shall be incurred by any of them for failure to give such notice. The Offeror's interpretation of the terms and conditions of the Unit Offer, Circular and this Letter of Acceptance and Transmittal shall be final and binding.

(d) The Offeror reserves the right to permit the Unit Offer to be accepted in a manner other than as set out herein and in the Unit Offer.

The Depositary for the Unit Offer is:

CIBC MELLON TRUST COMPANY

By Hand or by Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

North American Toll Free Phone: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Manager for the Unit Offer is:

CIBC WORLD MARKETS INC.

161 Bay Street, BCE Place
P.O. Box 500
Toronto, Ontario

Phone: 416-594-5438 (collect calls accepted)
Facsimile: 1-416-956-6334

Any questions and requests for assistance may be directed by Unitholders to the Depositary or the Dealer Manager at the telephone numbers, e-mail addresses, fax numbers and locations set out above.

Countryside Power Income Fund

Annual Meeting of Shareholders

Held on June 29, 2007

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations

Section 11.3

Brief Description of Matters Voted Upon	Outcome of the Vote	Conducted by Ballot (*Indicate if votes were cast in person or by proxy*) Number of Votes Cast by Proxy			
		For	Against	Withheld	Totals
Election of Trustees	Passed by Show of hands	3,680,095	0	2,008,927	5,689,022
Election of Directors of Countryside Canada Power Inc.	Passed by Show of hands	3,675,722	0	2,013,300	5,689,022
Appointment of Auditors and Authorization of trustees to fix remuneration	Passed by Show of hands	5,575,422	0	113,600	5,689,022
Ratification of authorization of Fund to issue up to 150,000 units of the Fund under the terms of the Deferred Unit Plan of the Fund	Passed by Show of hands	3,749,562	1,130,562	0	4,880,124

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Declares July Distribution

(London, Ontario, July 20, 2007) – Countryside Power Income Fund (TSX: COU.UN) (the "Fund") today announced that its July 2007 distribution of $0.0863 per unit will be paid on August 31, 2007, to unitholders of record as at July 31, 2007. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

As previously disclosed, Countryside unitholders will continue to receive monthly distributions for all months ending prior to the month the closing of the takeover offer occurs pursuant to the support agreement between Fort Chicago Energy Partners L.P. and the Fund dated June 20, 2007 (the "Offer"). Further, to the extent that the units are first taken-up under the Offer after the 10th calendar day of the month, unithholders will be entitled to a pro rata distribution for such month. Countryside Canada Power Inc. will also continue to pay interest when due on its 6.25% exchangeable debentures.

Forward-Looking Statements
This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 26, 2007, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

About Countryside Power Income Fund
Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California, with a combined power generation capacity of 94 megawatts. More information about the Fund is available at www.countrysidepowerfund.com

- 30 -

Further information:

Edward M. Campana	Nicole Archibald
Executive Vice President & CFO	Vice President, Finance & Administration
Countryside Ventures LLC	Countryside Canada Ventures Inc.
Tel: 914-993-5010	Tel: 519-435-0298
info@countrysidepowerfund.com	info@countrysidepowerfund.com

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0863	CDN	07/20/2007	07/31/2007	08/31/2007

Filed on behalf of the Issuer by:

Name: Nicole Archibald
Phone: 5194350298
Email: narchibald@countrysidepowerfund.com

Submission Date:
Last Updated: 07/20/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	06/01/2007 - 06/30/2007

Summary

Issued & Outstanding Opening Balance :	441,610	As at :	06/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	441,610		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	5194350298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	07/19/2007
Last Updated:	07/19/2007

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Countryside Power Income Fund

Civil Title:	Mr.		
First Name:	James		
Middle Name:	Jonathan		
Surname:	Lawson		
Date of Birth (MM/DD/YYYY):	08/10/1958		
Has a PIF been submitted:	Yes	When:	12/31/2002

Type of Change	Position Title	Effective Date
New	Trustee	05/07/2007

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	5194350298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Countryside Canada Power Inc.

Civil Title:	Mr.		
First Name:	James		
Middle Name:	Jonathan		
Surname:	Lawson		
Date of Birth (MM/DD/YYYY):	08/10/1958		
Has a PIF been submitted:	Yes	When:	12/31/2002

Type of Change	Position Title	Effective Date
New	Director	05/07/2007

Civil Title:	Mr.		
First Name:	Goran		
Middle Name:	n/a		
Surname:	Mornhed		
Date of Birth (MM/DD/YYYY):	12/04/1958		
Has a PIF been submitted:	Yes	When:	04/08/2004

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	06/29/2007

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	5194350298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	07/13/2007
Last Updated:	07/13/2007

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

The Offers have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offers or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

July 5, 2007

FortChicago

OFFERS TO PURCHASE FOR CASH

all of the outstanding Units
of

COUNTRYSIDE POWER INCOME FUND

and
all of the outstanding 6.25% Exchangeable Unsecured Subordinated Debentures due October 31, 2012
of

COUNTRYSIDE CANADA POWER INC.

at a price of
$9.60 per Unit
and
US$1,010 per US$1,000 principal amount of Exchangeable Debentures
plus accrued but unpaid interest up to, but excluding, the date the Offeror first takes up
Exchangeable Debentures under the Debenture Offer
by

6770134 CANADA LIMITED

a corporation indirectly wholly-owned by

FORT CHICAGO ENERGY PARTNERS L.P.

6770134 Canada Limited (the "**Offeror**"), a corporation indirectly wholly-owned by Fort Chicago Energy Partners L.P. ("**Fort Chicago**"), hereby offers to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding units (the "**Units**") of Countryside Power Income Fund (the "**Fund**") (the "**Unit Offer**"), and all of the 6.25% exchangeable unsecured subordinated debentures issued by Countryside Canada Power Inc. ("**Countryside Canada**") on November 14, 2005 (the "**Exchangeable Debentures**") (the "**Debenture Offer**") at a price of $9.60 in cash per Unit and US$1,010 in cash per US$1,000 principal amount of Exchangeable Debentures plus accrued but unpaid interest on the principal amount of the Exchangeable Debentures up to, but excluding, the date the Offeror first takes up Exchangeable Debentures under the Debenture Offer (the Unit Offer and the Debenture Offer are collectively referred to herein as the "**Offers**"). **The Offers will be open for acceptance until 5:00 p.m., Toronto time, on August 10, 2007 unless the Offers are extended or withdrawn by the Offeror.**

The board of trustees (the "Board of Trustees") of the Fund, after consultation with its financial and legal advisors and on receipt of the unanimous recommendation of its Special Committee (as defined herein), has concluded that the consideration under the Unit Offer is fair to the holders of Units (the "Unitholders"), and unanimously resolved to RECOMMEND that Unitholders ACCEPT the Unit Offer, and TENDER their Units to the Unit Offer. The Board of Trustees has made no recommendation with respect to the Debenture Offer. For further information, see the Trustees' Circular of the Fund accompanying the Offers to Purchase and Circular.

The Offers are subject to certain conditions, including there being validly deposited under the Unit Offer and not withdrawn as at the Expiry Time (as defined herein), a number of Units which constitutes more than 66⅔% of the issued and outstanding Units (on a Fully Diluted Basis, as defined herein). Each of the conditions of the Offers are set forth in Section 4 of the Offers to Purchase, "Conditions of the Offers".

The Fund has entered into a support agreement (the "**Support Agreement**") dated June 20, 2007 with Fort Chicago. On July 3, 2007, Fort Chicago assigned all of its rights and liabilities under the Support Agreement to the Offeror provided that Fort Chicago continues to be liable to the Fund for any default in performance by the Offeror. The Support Agreement sets forth the terms and conditions upon which the Offers are to be made. Pursuant to the Support Agreement, the Fund agreed, upon the terms and subject to the conditions contained therein, to, among other things, support the Unit Offer, not to solicit any competing alternative and to pay a termination fee in certain circumstances. See Section 4 of the Circular, "Agreements Relating to the Offers – Support Agreement".

The Offeror has entered into lock-up agreements dated June 20, 2007, with those trustees who hold Units and with the principals of the Manager (as defined herein) pursuant to which those individuals agreed to tender all Units held by them to the Unit Offer and to otherwise support the Offers. See Section 4 of the Circular, "Agreements Relating to the Offers – Lock-Up Agreements".

The Units and Exchangeable Debentures are listed for trading on the Toronto Stock Exchange (the "**TSX**") under the symbols "COU.UN" and "CSD.DB.U-T", respectively. The consideration offered under the Unit Offer represents a premium of: (i) 6.1% to the closing price of the Units on the TSX on June 19, 2007 (the last trading day prior to the announcement of the Unit Offer); and (ii) 10.9% to the closing price of the Units on the TSX on February 8, 2007 (the last trading day prior to the public announcement of the Fund's strategic review process). The consideration offered under the Debenture Offer represents an amount that is equivalent to the amount that a holder of an Exchangeable Debenture (a "**Debentureholder**") would receive if such Debentureholder were to exercise the Put Right (as defined herein) under the Debenture Indenture upon the occurrence of a Change of Control (as defined herein), except that a Debentureholder who intends to exercise the Put Right (as defined herein) will not be entitled to exercise such right until the Debenture Trustee delivers the Change of Control Notice to Debentureholders (and the Change of Control Notice will not be delivered until after take up of Units under the Unit Offer) and will not receive payment until 30 days following the date that the Debenture Trustee delivers the Change of Control Notice, whereas a Debentureholder who tenders to the Debenture Offer will be paid the consideration for its Exchangeable Debentures under the Debenture Offer within three Business Days of take up under the Debenture Offer. The closing price of the Units on July 4, 2007 was $9.55. The closing price of the Exchangeable Debentures on July 4, 2007 was $100.61.

All of the Units and Exchangeable Debentures are currently registered in the name of and held on behalf of CDS as custodian for CDS Participants. The Units and Exchangeable Debentures are held in a "book-entry only" system. Therefore, Unitholders who wish to tender all or a portion of their Units under the Unit Offer and Debentureholders who wish to tender all or a portion of the principal amount of their Exchangeable Debentures under the Debenture Offer must direct their investment dealer, stockbroker, bank, trust company or other nominee to accept the relevant Offer in the manner required by their nominee. See Section 3 of the Offers to Purchase, "Manner of Acceptance".

The Offeror has retained CIBC World Markets Inc. to serve as dealer manager (the "**Dealer Manager**") for the Offers in Canada. The Dealer Manager may form a soliciting dealer group, comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada, to solicit acceptances for the Offers in Canada. In that event, the Offeror will pay customary soliciting dealer fees in connection with the tender of Units and Exchangeable Debentures.

Questions and requests for assistance may be directed to CIBC Mellon Trust Company, as depositary of the Offers (the "**Depositary**"), the Dealer Manager or Georgeson Shareholder Communications Canada Inc. ("**Georgeson**") as information agent for the Offers (the "**Information Agent**"). Their contact details are provided below and at the end of this document. Additional copies of this document may also be obtained without charge from the Dealer Manager or the Depositary at their respective addresses shown below and on the last page of this document.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from or on behalf of, Unitholders and Debentureholders in any *jurisdiction* in which the making or acceptance of the Offers would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offers to Unitholders and Debentureholders in any such jurisdiction.

The Information Agent for the Offers is:

Georgeson
100 University Avenue
11th Floor, South Tower
Toronto, Ontario M5J 2Y1

North American Toll Free Phone: 1-888-605-7617

The Dealer Manager for the Offers is:

CIBC World Markets Inc.
161 Bay Street, BCE Place
P.O. Box 500
Toronto, Ontario

Phone: 416-594-5438 (collect calls accepted)

The Depositary for the Offers is:

CIBC Mellon Trust Company

By Mail: P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or By Courier: 199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

North American Toll Free Phone: 1-800-387-0825

NOTICE TO UNITHOLDERS AND DEBENTUREHOLDERS IN THE UNITED STATES

The Offers are made for the securities of a foreign issuer and while the Offers are subject to applicable disclosure requirements in Canada, Unitholders and Debentureholders should be aware that such requirements are different from those in the United States.

The enforcement of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and Fort Chicago are incorporated or otherwise established under the laws of Canada, that their officers and directors are non-residents of the United States, that the Dealer Manager and experts named in the Circular are non-residents of the United States and that all or a substantial portion of the assets of the Offeror and Fort Chicago and said Persons may be located outside the United States. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.

This document does not address any United States federal income tax consequences of the Offers to Unitholders and Debentureholders in the United States. Unitholders and Debentureholders in the United States should be aware that disposition of Units and Exchangeable Debentures may have tax consequences both in the United States and in Canada, which may not be described, or fully described, herein. Accordingly, Unitholders and Debentureholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

This transaction has not been approved or disapproved by any United States securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offers to Purchase and the Circular. Any representation to the contrary is unlawful.

CURRENCY

All references to "$" in the Offers to Purchase and Circular are to Canadian dollars, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offers to Purchase and Circular constitute "forward-looking information" within the meaning of applicable Securities Laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Forward-looking information generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "intends", "estimates", "plans", "anticipates", "except", "believes" or "continue" or the negative thereof or similar variations. Such forward-looking information is qualified in its entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the expectations of the Offeror include, among other things, general business and economic conditions globally, industry risks, risks inherent in running the business of the Fund, risks related to the regulatory approval process, including the risk that the Offeror may not be able to obtain the Regulatory Approvals, legislative or regulatory changes, risks related to the structure of the Fund, competition, interest rate and foreign currency fluctuations and the failure to meet certain closing conditions of the Offers. Such forward-looking information should, therefore, be construed in light of such factors and the Offeror and Fort Chicago are not under any obligation and expressly disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

TABLE OF CONTENTS

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offers to Purchase and Circular. Certain capitalized terms used in this Summary are defined in the Glossary.

Except as otherwise indicated, the information concerning the Fund contained in the Offers to Purchase and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources and has not been independently verified by the Offeror or Fort Chicago. Although neither the Offeror nor Fort Chicago has any knowledge that would indicate that any statements contained herein relating to the Fund taken from or based upon such documents and records are materially inaccurate or incomplete, neither the Offeror nor Fort Chicago nor any of their respective officers and directors assumes any responsibility for the accuracy or completeness of the information relating to the Fund taken from or based upon such documents and records, or for any failure by the Fund to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or Fort Chicago. ***Unitholders and Debentureholders are urged to read the Offers to Purchase and Circular in their entirety.***

The Offers

The Offeror is offering to purchase, upon the terms and subject to the conditions described in the Offers to Purchase, all of the issued and outstanding Units, at a price of $9.60 in cash per Unit. The Offeror is also offering to purchase, upon the terms and subject to the conditions described in the Offers to Purchase, all of the issued and outstanding Exchangeable Debentures, at a price of US$1,010 in cash per US$1,000 principal amount of Exchangeable Debentures plus accrued but unpaid interest on the principal amount of the Exchangeable Debentures up to, but excluding, the date the Offeror first takes up Exchangeable Debentures under the Debenture Offer.

The Units and Exchangeable Debentures are listed for trading on the TSX under the symbols "COU.UN" and "CSD.DB.U-T", respectively. The consideration offered under the Unit Offer represents a premium of: (i) 6.1% to the closing price of the Units on the TSX on June 19, 2007 (the last trading day prior to the announcement of the Unit Offer); and (ii) 10.9% to the closing price of the Units on the TSX on February 8, 2007 (the last trading day prior to the public announcement of the Fund's strategic review process). The consideration offered under the Debenture Offer represents an amount that is equivalent to the amount that a Debentureholder would receive if such Debentureholder were to exercise the Put Right under the Debenture Indenture (as defined herein) upon the occurrence of a Change of Control, except that a Debentureholder who intends to exercise the Put Right will not be entitled to exercise such right until the Debenture Trustee delivers the Change of Control Notice to Debentureholders (and the Change of Control Notice will not be delivered until after take up of Units under the Unit Offer) and will not receive payment until 30 days following the date that the Debenture Trustee delivers the Change of Control Notice, whereas a Debentureholder who tenders to the Debenture Offer will be paid the consideration for its Exchangeable Debentures under the Debenture Offer within three Business Days of take up under the Debenture Offer. The closing price of the Units on July 4, 2007 was $9.55. The closing price of the Exchangeable Debentures on July 4, 2007 was $100.61.

Recommendation

The Board of Trustees, after consultation with its financial and legal advisors, has concluded that the consideration under the Unit Offer is fair to the Unitholders, and unanimously resolved to **RECOMMEND** that Unitholders **ACCEPT** the Unit Offer, respectively, and **TENDER** their Units to the Unit Offer. The Board of Trustees has made no recommendation with respect to the Debenture Offer. For further information, see the Trustees' Circular of the Fund accompanying the Offers to Purchase and Circular.

Fairness Opinions

RBCDS, who was retained by the Board of Trustees to render a fairness opinion, delivered the Fairness Opinion to the Board of Trustees stating that, as at the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Unit Offer is fair from a

financial point of view to the Unitholders. Unitholders are urged to read in its entirety the Fairness Opinion included as Exhibit A to the accompanying Trustees' Circular.

The Offeror and Fort Chicago

The Offeror

The Offeror is a private corporation incorporated on May 11, 2007 under the *Canada Business Corporations Act*. It was created solely for the purpose of making the Offers and has not carried on any prior material business or activity. The Offeror is indirectly wholly-owned by Fort Chicago. The registered office of the Offeror is located at 4500 Bankers Hall East, 855 2nd Street SW, Calgary, Alberta, Canada T2P 4K7.

Fort Chicago

Fort Chicago is a $3.5 billion publicly traded limited partnership (FCE.UN) formed on October 9, 1997 under the *Partnership Act* (Alberta). Fort Chicago was organized in accordance with and is governed by the terms and conditions of a limited partnership agreement dated as of October 9, 1997, as amended and restated on November 21, 1997 and May 13, 2003, and as further amended on May 25, 2005, among the General Partner and each person who is admitted to the partnership as a limited partner from time to time (the "**Partnership Agreement**"), as further amended, supplemented or replaced from time to time. The business and affairs of Fort Chicago are managed by the General Partner pursuant to the Partnership Agreement. The principal place of business of the Partnership is located at Suite 2150, 300 - 5th Avenue S.W., Calgary, Alberta, Canada, T2P 3C4.

Fort Chicago has two principal business segments, a pipeline transportation segment comprised of a 50 percent ownership interest in the Alliance pipeline (the "**Alliance Pipeline**") and a 100 percent ownership interest in the Alberta Ethane Gathering System ("**AEGS**"), and a natural gas liquids ("**NGL**") extraction segment, comprised of a 42.7 percent ownership interest in Aux Sable. Each of these businesses owns and operates high-quality, long-life, stable cash flow generating assets that are essential to North America's energy and petrochemical industries.

The Alliance Pipeline consists of a 3,000-kilometer integrated, state-of-the-art, high-pressure, bullet natural gas pipeline, which extends from northeastern British Columbia to delivery points near Chicago, Illinois. Aux Sable is a world-scale NGL extraction and fractionation facility near Chicago. AEGS, a critical component of Alberta's energy infrastructure, is a 1,324-kilometre ethane pipeline system, which delivers ethane feedstock to Alberta's petrochemical industry.

Fort Chicago and its businesses are also actively developing a number of greenfield investment opportunities that will be a key source of future growth, including liquefied natural gas and pipeline facilities on the U.S. west coast, Alberta-based ethane and NGL extraction facilities capable of processing off-gas produced by Alberta's oil sands upgraders, a co-generation power facility situated in Ontario and a Nova Scotia based underground natural gas storage facility.

See Section 1 of the Circular, "The Offeror and Fort Chicago".

The Fund

The Fund

The Fund is an unincorporated open-ended limited purpose trust formed under the laws of the Province of Ontario by the Declaration of Trust. The Fund completed its initial public offering in April, 2004.

The Fund has invested, indirectly through Countryside Canada, in two district energy systems located in Charlottetown, Prince Edward Island (the "**PEI District Energy System**") and London, Ontario (the "**London District Energy System**", together with the PEI District Energy System, the "**District Energy Systems**"), two gas-fired cogeneration facilities located in California (the "**California Cogen Facilities**") and a gas-fired cogeneration facility being developed adjacent to the London District Energy System (the "**London Cogen Facility**"). The

District Energy Systems have approximately 122 MW of thermal and electric generation capacity, the California Cogen Facilities have approximately 94 MW (gross output) of electric generation capacity and sold approximately 600,000 thousand pounds of steam in 2006, and upon completion, the London Cogen Facility is expected to have 19 MW (gross output) of electric generation capacity (gross output) and is expected to sell approximately 303,100 thousand pounds of steam annually.

The registered and head office of the Fund is located at 495 Richmond Street, Suite 920, London, Ontario, Canada N6A 5A9.

Countryside Canada Power Inc.

Countryside Canada is a wholly-owned subsidiary of the Fund. Countryside Canada is a corporation incorporated under the laws of Canada pursuant to the *Canada Business Corporations Act*. Countryside Canada owns 100% of the stock of Countryside District Energy Corp. ("**Countryside District Energy**"), 100% of the preferred stock and 100% of the common stock of Countryside London Cogeneration Corp. ("**Countryside London Cogeneration**") and 100% of the stock of Countryside US Holding Corp. ("**Countryside Holding**").

Countryside District Energy Corp.

On January 1, 2007 Countryside Canada Acquisition Inc., Countryside District Energy Holdings Corp. and Countryside District Energy Corp. amalgamated into the amalgamated corporation, Countryside District Energy. Country District Energy is a wholly-owned subsidiary of Countryside Canada. Countryside District Energy is a corporation incorporated under the laws of Ontario pursuant to the *Business Corporation Act* (Ontario). Countryside District Energy owns 100% of the District Energy Systems.

Countryside London Cogeneration Corp.

Countryside London Cogeneration is a subsidiary of Countryside Canada, which owns 100% of the preferred shares and 100% of the common shares of Countryside London Cogeneration. Countryside London Cogeneration is a corporation incorporated under the laws of Ontario pursuant to the *Business Corporation Act* (Ontario). Countryside London Cogeneration owns the London Cogeneration Facility.

Countryside US Holding Corp.

Countryside Holding is a wholly-owned subsidiary of Countryside Canada. Countryside Holding is a Delaware Corporation incorporated pursuant to the Delaware General Corporation Law. Countryside Holding owns 100% of the preferred membership interests and 100% of the subordinate membership interests of Ripon Power LLC ("**Ripon Power**") and 100% of the shares of Countryside U.S. Power Inc. ("**Countryside U.S. Power**").

Countryside U.S. Power Inc.

Countryside U.S. Power is a Delaware corporation incorporated pursuant to the Delaware General Corporation Law.

Ripon Power LLC

Ripon Power is a wholly-owned subsidiary of Countryside Holding. Ripon Power is a Delaware limited liability company formed under the Delaware Limited Liability Company Act. Ripon Power owns 100% of the membership interests of Ripon Cogeneration LLC ("**Ripon Cogeneration**").

Ripon Cogeneration LLC

Ripon Cogeneration is a wholly-owned subsidiary of Ripon Power. Ripon Cogeneration is a Delaware limited liability company formed under the Delaware Limited Liability Company Act. Ripon Cogeneration owns 100% of the California Cogen Facilities.

See Section 2 of the Circular, "The Fund".

Agreements Relating to the Offers

Support Agreement

The Fund entered into the Support Agreement with Fort Chicago. Fort Chicago subsequently assigned its rights and liabilities under the Support Agreement to the Offeror on July 3, 2007, provided that Fort Chicago continues to be liable to the Fund for any default in performance by the Offeror. The Support Agreement sets forth the terms and conditions upon which the Offers are to be made. Pursuant to the Support Agreement, the Fund agreed, upon the terms and subject to the conditions contained therein, to, among other things, support the Offers, not to solicit any competing alternative transactions and to pay a termination fee in certain circumstances.

See Section 4 of the Circular, "Agreements Relating to the Offers – Support Agreement".

Lock-Up Agreements

The Offeror has entered into Lock-Up Agreements with those trustees who hold Units and with the principals of the Manager, pursuant to which those individuals agreed to tender all Units held by them to the Unit Offer and to otherwise support the Unit Offer. These individuals represented that, as at June 20, 2007, they beneficially owned 52,590 Units, representing in the aggregate less than 1% of the outstanding Units on such date.

See Section 4 of the Circular, "Agreements Relating to the Offers – Lock-Up Agreements".

Purpose of the Offers and Plans for Fund

The purpose of the Offers is to enable the Offeror to acquire all of the issued and outstanding Units and Exchangeable Debentures. If permitted by applicable Laws, subsequent to the completion of the Offers and a Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Units and the Exchangeable Debentures from the TSX and, if there are fewer than 15 securityholders of the Fund in any province or territory of Canada, to cause the Fund to cease to be a "reporting issuer" under relevant Securities Laws in each of such provinces and territories. The effect of these actions will be that the Fund may cease to be subject to public reporting and proxy solicitation requirements of the Securities Laws of certain provinces and territories of Canada and that the Units and Exchangeable Debentures will no longer have an active market on which they may be traded. As a result, the liquidity and market value of any remaining Units and Exchangeable Debentures held by the public may be adversely affected.

See Section 5 of the Circular, "Purpose of the Offers and Plans for the Fund".

Time for Acceptance

The Offers are open for acceptance until the Expiry Time unless the Offers are extended or withdrawn by the Offeror. See Section 2 of the Offers to Purchase, "Time for Acceptance".

Conditions of the Offers

Notwithstanding any other provision of the Offers, the Offeror will have the right to withdraw the Offers at the Expiry Time and not take up and pay for, or extend the period of time during which the Offers are open and postpone taking up and paying for, the Units and Exchangeable Debentures deposited under the Offers unless all of the conditions described in Section 4 of the Offers to Purchase, "Conditions of the Offers", are satisfied or waived by the Offeror at or prior to the relevant Expiry Time. The conditions of the Unit Offer include there having been validly deposited under the Unit Offer and not withdrawn, as at the Expiry Time of the Unit Offer, such number of Units which, together with any Units directly or indirectly owned by the Offeror, represents more than 66⅔% of the issued and outstanding Units (on a Fully Diluted Basis) (the "**Minimum Condition**"). The conditions to the Offers are each set forth in Section 4 of the Offers to Purchase, "Conditions of the Offers". Under the Debenture Offer, the

Offeror is not required to take up and pay for any Exchangeable Debentures deposited under the Debenture Offer unless and until the Offeror takes up the Units tendered to the Unit Offer.

Under the Support Agreement, the Offeror may, in its sole discretion, modify or waive any term or condition of the Offers, provided, however, that the Offeror shall not, without the prior written consent of the Fund: (a) modify or waive the Minimum Condition; (b) decrease the consideration per Unit; (c) change the form of consideration payable under the Offers (other than to add additional consideration); (d) decrease the number of Units in respect of which the Unit Offer is made; or (e) impose additional conditions to the Offers or otherwise vary the Offers (or any terms or conditions thereof) in a manner that is adverse to Unitholders.

Source of Funds

The Offeror estimates that, if it acquires all of the Units and Exchangeable Debentures pursuant to the Offers, the total cash amount required to fund such purchases will be approximately $248 million, which will be financed with cash balances on hand and borrowings under Fort Chicago's existing credit facility.

See Section 7 of the Circular, "Source of Funds".

Manner of Acceptance

All of the Units and Exchangeable Debentures are currently registered in the name of and held on behalf of CDS as custodian for CDS Participants. The Units and Exchangeable Debentures are held in a "book-entry only" system. Beneficial interests in the Units and Exchangeable Debentures, constituting ownership of the Units and Exchangeable Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners as direct and indirect CDS Participants, rather than by definitive certificates. **In order to tender Units and/or Exchangeable Debentures, you must direct your investment dealer, stockbroker, bank, trust company or other nominee to accept the relevant Offer in the manner required by your nominee CDS Participant.** Since CDS must deliver a Letter of Acceptance and Transmittal for each Offer to the Depositary, you, as a beneficial Unitholder or Debentureholder, must communicate your instructions to your investment dealer, stockbroker, bank, trust company or other nominee well in advance of the Expiry Time. Your investment dealer, stockbroker, bank, trust company or other nominee will then submit the position for tender to CDS by CDS' "cut-off time" of 5:00 p.m., Toronto time, on the Expiry Date. CDS will be required to complete and return the Letter of Acceptance and Transmittal in respect of all Units tendered to the relevant Offer by CDS Participants on behalf of Unitholders. **CDS will be issuing instructions to your investment dealer, stockbroker, bank, trust company or other nominee as to the method of tendering Units and/or Exchangeable Debentures under the terms of the Offers. If you wish to tender your Units and/or Exchangeable Debentures under the Offers, you should contact the investment dealer, stockbroker, bank, trust company or other nominee through which you hold your Units and/or Exchangeable Debentures in order to take the necessary steps to be able to tender your Units and/or Exchangeable Debentures to the Offers.**

If you wish to tender only a portion of the Units and/or Exchangeable Debentures beneficially owned by you, you may do so by indicating in your instructions to your investment dealer, stockbroker, bank, trust company or other nominee the number of Units and/or principal amount of Exchangeable Debentures that you wish to tender under the Offers.

Unitholders and Debentureholders may also accept the Offers in Canada by following the procedures for book-based transfer, provided that a confirmation of the book-based transfer of such Units and/or Exchangeable Debentures through the CDS on-line tendering system into the Depositary's account at CDS is received by the Depositary at its office in Toronto prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offers. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of a holder's Units and/or Exchangeable Debentures into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Units and/or Exchangeable Debentures through using the CDS book-based transfer system will constitute a valid tender under the Offers.

See Section 3 of the Offers to Purchase, "Manner of Acceptance". **Unitholders and Debentureholders should contact their investment dealer, stockbroker, bank, trust company or other nominee for assistance.**

Withdrawal of Deposited Securities

Units and Exchangeable Debentures deposited under the Offers may be withdrawn at any time if they have not been taken up by the Offeror, and in the other circumstances discussed in Section 6 of the Offers to Purchase, "Withdrawal of Deposited Securities".

Take Up and Payment for Deposited Securities

Upon the terms and subject to the conditions of the Offers, the Offeror will take up Units and/or Exchangeable Debentures deposited under the Offers and not withdrawn not later than three Business Days following the time at which the Offeror becomes entitled to take up such Units and Exchangeable Debentures. Any Units and Exchangeable Debentures taken up will be paid for by the Offeror as soon as possible, and in any event not later than three Business Days following the time at which the Offeror becomes entitled to take up such Units and Exchangeable Debentures. Any Units and Exchangeable Debentures deposited under the Offers after the first date upon which Units and Exchangeable Debentures are taken up under the Offers will be taken up and paid for not later than 10 days after such deposit. See Section 7 of the Offers to Purchase, "Take Up and Payment for Deposited Securities".

Acquisition of Securities Not Deposited

If the Offeror takes up Units deposited under the Unit Offer and acquires more than 66⅔% or at least 90% of the outstanding Units, the Offeror will, to the extent possible, acquire or cause the redemption of, directly or indirectly, the remaining Units pursuant to a Subsequent Acquisition Transaction or a Compulsory Acquisition (in the case of at least 90%). The Offeror reserves the right to proceed with a Subsequent Acquisition Transaction in lieu of a Compulsory Acquisition in respect of the Units where 90% or more of the issued and outstanding Units have been taken up under the Unit Offer. If the Offeror takes up not less than 66⅔% or at least 90% of the outstanding principal amount of Exchangeable Debentures pursuant to the Debenture Offer, the Offeror shall seek to acquire, directly or indirectly, all of the remaining Exchangeable Debentures not deposited under the Debenture Offer by a Subsequent Acquisition Transaction or Compulsory Acquisition, respectively. The Offeror will cause the Units and Exchangeable Debentures acquired under the Offers to be voted in favour of any such Subsequent Acquisition Transaction or Compulsory Acquisition and, to the extent permitted by law, the Declaration of Trust or the Debenture Indenture to be counted in any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, the Offeror will own sufficient Units to effect a Subsequent Acquisition Transaction in respect of the Units. If not less than 66⅔% of the outstanding principal amount of Exchangeable Debentures are taken up under the Debenture Offer, the Offeror will own sufficient Exchangeable Debentures to effect a Subsequent Acquisition Transaction in respect of the Exchangeable Debentures.

If the Minimum Condition is satisfied but less than 66⅔% of the outstanding principal amount of Exchangeable Debentures are tendered to the Debenture Offer, then, following the Change of Control that would occur upon take up of the Units by the Offeror, Countryside Canada will cause the Debenture Trustee to deliver a Change of Control Notice to Debentureholders and, for the 30 days following the date of the Change of Control Notice, Debentureholders will be entitled to exercise the Put Right. If 90% or more in aggregate principal amount of Exchangeable Debentures outstanding on the date Countryside Canada provides the Change of Control Notice are tendered for purchase pursuant to the Put Right on the Put Date, the Offeror intends to cause Countryside Canada to exercise its rights to redeem all the remaining Exchangeable Debentures on the Put Date.

Any Exchangeable Debentures that are outstanding following a Subsequent Acquisition Transaction for the Units will no longer be exchangeable for Units and a Debentureholder that exercises its right of exchange following such Subsequent Acquisition Transaction will be entitled to receive, in lieu of Units, the property of the Fund which holders of Units receive on the wind-up of the Fund to be undertaken in connection with the Subsequent Acquisition Transaction in respect of the Fund, being an amount of cash equal to the consideration payable by the Offeror under the Unit Offer for each Unit which would have been issued upon an exchange of Debentures prior to the completion of the Subsequent Acquisition Transaction.

The execution of the Letter of Acceptance and Transmittal for the Unit Offer by CDS on behalf of Depositing Unitholders grants the Offeror an irrevocable power of attorney to approve, and irrevocably constitutes, appoints and authorizes any director or officer of the Offeror, and any other person designated by the Offeror in writing, by way of such power of attorney, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of Depositing Unitholders, with respect to Units deposited under the Unit Offer and not validly withdrawn, effective from and after the take up of Units by the Offeror, with full power of substitution, in the name of and on behalf of CDS, on behalf of the Depositing Unitholders (such power of attorney to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving or in respect of the Unit Special Resolutions (as defined herein). Accordingly, by tendering to the Unit Offer, Depositing Unitholders will be, among other things, approving and authorizing the Unit Special Resolutions to be implemented and the amendments to the Declaration of Trust to proceed to permit the Offeror to acquire or cause the redemption of all of the Units not tendered under the Unit Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction.

The execution of the Letter of Acceptance and Transmittal for the Debenture Offer by CDS on behalf of Depositing Debentureholders grants the Offeror an irrevocable power of attorney to approve, and irrevocably constitutes, appoints and authorizes any director or officer of the Offeror, and any other person designated by the Offeror in writing, by way of such power of attorney, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of Depositing Debentureholders, with respect to Exchangeable Debentures deposited under the Debenture Offer and not validly withdrawn, effective from and after the take up of Exchangeable Debentures by the Offeror, with full power of substitution, in the name of and on behalf of CDS, on behalf of the Depositing Debentureholders (such power of attorney to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving or in respect of the Debenture Extraordinary Special Resolutions (as defined herein). Accordingly, by tendering to the Debenture Offer, Depositing Debentureholders will be, among other things, approving and authorizing the Debenture Extraordinary Resolutions to be implemented and the amendments to the Debenture Indenture to proceed to permit the Offeror to acquire all of the Exchangeable Debentures not tendered under the Debenture Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction.

See Section 6 of the Circular, "Acquisition of Securities Not Deposited".

Regulatory Matters

The acquisition of the Units and Exchangeable Debentures by the Offeror under the Offers is subject to the receipt of all necessary regulatory approvals, including those of the Securities Authorities and those under the *Competition Act* and the *Hart Scott Rodino Act*. See Section 16 of the Circular, "Regulatory Matters".

Certain Canadian Federal Income Tax Considerations

The disposition of Units and Exchangeable Debentures pursuant to the Offers, or pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction, will be a taxable disposition for Canadian federal income tax purposes and will give rise to tax consequences to the Unitholders and Debentureholders. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations".

Unitholders and Debentureholders should consult their own tax advisors for advice with respect to the tax consequences to them of accepting the Offers or of any Compulsory Acquisition or Subsequent Acquisition Transaction.

Depositary

CIBC Mellon Trust Company is acting as Depositary under the Offers. The Depositary will facilitate book-entry only transfers of Units and Exchangeable Debentures tendered under the Offers. See Section 19 of the Circular, "Financial Advisor, Depositary, Dealer Manager and Information Agent".

Financial Advisor, Dealer Manager and Information Agent

CIBC World Markets Inc. ("**CIBC**") has been retained to act as financial advisor to the Offeror.

CIBC has been retained to serve as Dealer Manager for the Offers in Canada. The Dealer Manager has undertaken to solicit acceptances of the Offers in Canada, and elsewhere where permitted by Law. The Dealer Manager may form a soliciting dealer group, comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada, to solicit acceptances for the Offers in Canada. In that event, the Offeror will pay customary soliciting dealer fees in connection with the tender of Units and Exchangeable Debentures, as described in Section 19 of the Circular, "Financial Advisor, Depositary, Dealer Manager and Information Agent".

The Offeror has also retained the services of Georgeson Shareholder Communications Canada Inc. ("**Georgeson**"), as Information Agent, to assist with Unitholder and Debentureholder identification and communication in respect of the Offers. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as Information Agent. See Section 19 of the Circular, "Financial Advisor, Depositary, Dealer Manager and Information Agent".

Questions and requests for assistance concerning the Offers may be directed to the Depositary, the Dealer Manager or the Information Agent at the contact details provided at the end of this document.

GLOSSARY

In the Offers to Purchase, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"**Alternative Transaction**" means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, security exchange, material sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a material sale of assets), any material sale of securities of the Fund or rights or interests therein or thereto, or similar transactions involving the Fund and/or its Subsidiaries, or a written proposal or offer to do so, excluding the Offers or any transaction to which the Offeror or an Affiliate of the Offeror is a party;

"**Advance Ruling Certificate**" has the meaning ascribed thereto in Section 16 of the Circular, "Regulatory Matters – *Competition Act*";

"**affiliate**" has the meaning ascribed to the term "affiliated entity" in OSC Rule 61-501;

"**allowable capital loss**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations – Unitholders and Debentureholders Resident in Canada – Disposition of Units Pursuant to the Unit Offer";

"**AMF**" means the Autorité des marchés financiers du Québec;

"**associate**" has the meaning described to such term in the *Securities Act* (Ontario);

"**Board of Trustees**" means the board of trustees of the Fund;

"**Business Day**" means any day excepting a Saturday, a Sunday or statutory holiday in Toronto, Ontario or Calgary, Alberta;

"**CDS**" means CDS Clearing and Depositary Services Inc.;

"**CDS Participant**" means a direct or indirect participant of CDS;

"**CDSX**" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

"**Change of Control**" means has the meaning ascribed thereto in the Debenture Indenture;

"**Change of Control Notice**" means the notice to the holders of Exchangeable Debentures of a Change of Control to be provided in accordance with the terms of the Debenture Indenture;

"**Circular**" means the take-over bid circular accompanying the Offers to Purchase and forming part of the Offers;

"**Competition Act**" means the *Competition Act* (Canada), as amended;

"**Competition Commissioner**" means the Commissioner of Competition appointed under the *Competition Act*, or any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

"**Compulsory Acquisition**" means an acquisition by the Offeror of Units and/or the Exchangeable Debentures not tendered to the Offers pursuant to Section 13.13 of the Declaration of Trust and Article 13 of the Debenture Indenture governing the Exchangeable Debentures, as applicable, which entitle the Offeror, on complying with such sections, to acquire Units and Exchangeable Debentures, respectively, held by Unitholders and Debentureholders, respectively, who do not accept the Offers if the Offers are accepted by holders of not less than 90% of the Units and Exchangeable Debentures, respectively;

"**Confidentiality Agreement**" means the confidentiality agreement dated March 8, 2007, between the Fund and Fort Chicago;

"**CRA**" means Canada Revenue Agency;

"**Dealer Manager**" means CIBC World Markets Inc., the dealer manager of the Offers;

"**Debenture Extraordinary Resolutions**" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Securities Not Deposited – Exchangeable Debentures – Debenture Extraordinary Resolutions";

"**Debenture Indenture**" means the trust indenture made as of November 14, 2005 between Countryside Canada, the Fund and CIBC Mellon Trust Company, under which the Exchangeable Debentures were created and issued;

"**Debenture Offer**" means the offer to purchase hereby made by the Offeror to Debentureholders;

"**Debenture Offeror's Notice**" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Securities Not Deposited – Exchangeable Debentures – Compulsory Acquisition of Exchangeable Debentures";

"**Debenture Trustee**" means CIBC Mellon Trust Company;

"**Debentureholders**" means the registered or beneficial holders of outstanding Exchangeable Debentures, as the context requires;

"**Declaration of Trust**" means the amended and restated declaration of trust in respect of the Fund made the 16th day of February, 2004, as amended and restated on the 8th day of April, 2004;

"**Deemed Interest**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations – Unitholders and Debentureholders Not Resident in Canada – Disposition of Debentures Pursuant to the Debenture Offer";

"**Demand Election**" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Securities Not Deposited – Exchangeable Debentures – Compulsory Acquisition of Exchangeable Debentures";

"**Deposit Period**" means the period commencing on the date hereof and ending at the Expiry Time;

"**Depositary**" means CIBC Mellon Trust Company, in its capacity as depositary under the Offers;

"**Deposited Securities**" has the meaning ascribed thereto in Section 3 of the Offers to Purchase, "Manner of Acceptance";

"**Depositing Debentureholders**" means Debentureholders whose Exchangeable Debentures are deposited to the Debenture Offer on their behalf by CDS and are not withdrawn;

"**Depositing Unitholders**" means Unitholders whose Units are deposited to the Unit Offer on their behalf by CDS and are not withdrawn;

"**Disclosure Letter**" means the letter dated June 20, 2007, delivered by the Fund to Fort Chicago, pursuant to the Support Agreement;

"**Dissenting Debentureholder**" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Securities Not Deposited – Exchangeable Debentures – Compulsory Acquisition of Exchangeable Debentures";

"**Dissenting Unitholders**" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Securities Not Deposited – Units - Compulsory Acquisition of Units";

"**distributions**" has the meaning set forth in Section 3 of the Offers to Purchase, "Manner of Acceptance – General";

"**Effective Time**" means the time that the Offeror shall have acquired ownership of and paid for Units and Exchangeable Debentures tendered to the Offers pursuant to the terms of the Offers;

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

"**Excess Distribution Amount**" means the amount per Unit of any distribution declared and paid prior to the Effective Time in excess of the regular monthly distribution to Unitholders of $0.0863;

"**Exchangeable Debenture Units**" means the Units issuable upon exchange of the Exchangeable Debentures;

"**Exchangeable Debentures**" means the 6.25% exchangeable unsecured subordinated debentures issued by the Fund on November 14, 2005;

"**excluded distributions**" has the meaning set forth in Section 3 of the Offers to Purchase, "Manner of Acceptance – General";

"**Expiry Date**" means August 10, 2007, or any later date as may be fixed by the Offeror pursuant to Section 5 of the Offers to Purchase, "Extension and Variation of the Offers";

"**Expiry Time**" means 5:00 p.m., Toronto time, on the Expiry Date, or any later time and date as may be fixed by the Offeror pursuant to Section 5 of the Offers to Purchase, "Extension and Variation of the Offers";

"**Fairness Opinion**" means the opinion of RBCDS dated June 19, 2007, stating that as at that date and subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Unit Offer is fair from a financial point of view to the Unitholders, a copy of which is attached as Exhibit A to the Trustees' Circular;

"**Fort Chicago**" means Fort Chicago Energy Partners L.P.;

"**Fully Diluted Basis**" means, with respect to the number of outstanding Units at any time, such number of outstanding Units calculated assuming that all deferred units issued under the DUP are exchanged into Units (the "**DUP Units**"). For greater certainty, (i) all Units that are issued upon the exchange or conversion of Exchangeable Debentures at or prior to the Take-up Date, and (ii) all Units that are issuable in respect of Exchangeable Debentures for which an exchange form has been delivered to the Debenture Trustee at or prior to the Take-up Date, shall be included in the number of outstanding Units for purposes of the meaning of "Fully Diluted Basis" as at the Take-up Date;

"**Fund**" means Countryside Power Income Fund, an unincorporated open-ended limited purpose trust formed under the laws of the Province of Ontario by the Declaration of Trust;

"**Fund Representative**" means the Manager, any trustee, officer, director, employee, representative, advisor or agent of the Fund or any of its Subsidiaries as described in Section 4 of the Circular, "Agreements Relating to the Offers – Support Agreement - Non-Solicitation";

"**General Partner**" means Fort Chicago Energy Management Ltd., the general partner of Fort Chicago;

"**GAAP**" means Canadian generally accepted accounting principles;

"**going private transactions**" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Securities Not Deposited – Units - OSC Rule 61-501, Regulation Q-27 and Regulations";

"**Governmental Authority**" means any domestic, federal, state, provincial, territorial, local, foreign or supranational regulatory authority or government department or agency, commission, ministry, office, court, tribunal, Crown corporation, stock exchange or any other entity with the power to establish laws having jurisdiction or claiming to have jurisdiction on behalf of Canada or any province, municipality or any other subdivision thereof;

"**Hart Scott Rodino Act**" means the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended;

"**Information Agent**" means Georgeson Shareholder Communications Canada Inc., the information agent for the Offers;

"**Laws**" means all applicable laws, statutes, by-laws, rules, regulations, orders, codes, policies, notices and directions and judicial, arbitral, administrative, ministerial or departmental judgments, awards, or other requirements of any Governmental Authority, court or other authority having jurisdiction over the Fund, the Offeror or Fort Chicago;

"**Letters of Acceptance and Transmittal**" means collectively, the letters of acceptance and transmittal to be completed and forwarded to the Depositary by CDS on behalf of Unitholders and Debentureholders who wish to accept the relevant Offer;

"**Lock-Up Agreements**" means the agreements between the Offeror and those trustees who hold units and the principals of the Manager dated June 20, 2007 pursuant to which those individuals agreed to tender all Units held by them to the Unit Offer and to otherwise support the Offers;

"**Manager**" means Countryside Ventures LLC, a limited liability company governed by the laws of Delaware;

"**Material Adverse Change**" means any change, effect, event, development or occurrence that, individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, affairs, cash flows, results of operations or condition (financial or otherwise), properties, assets, operations, capital, liabilities or obligations (whether absolute, accrued, contingent or otherwise) of the Fund and its Subsidiaries, taken as a whole, other than any change, effect, condition, event, development, or occurrence resulting from (i) the announcement of the execution of the Support Agreement or the transactions contemplated by it or the performance of any obligation hereunder, (ii) changes in the United States or Canadian economies or securities or currency markets in general, (iii) changes generally affecting the business of investing in energy and utility infrastructure systems, facilities and projects, to the extent that they do not disproportionately affect the Fund and its Subsidiaries, taken as a whole, (iv) commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism to the extent they do not disproportionately affect the Fund and its Subsidiaries, taken as a whole, (v) any change in GAAP, (vi) any natural disaster, to the extent that it does not disproportionately affect the Fund and its Subsidiaries, taken as a whole, (vii) any decrease in the market price or any decline in the trading volume of Units on the TSX that is not a result of another Material Adverse Change, (viii) closure of the Blue Heron paper mill in Pomona, California, or (ix) any preliminary or final decision or other development in the proceeding pending before the California Public Utilities Commission regarding possible modifications to the "short-run avoided cost" pricing formula that applies to energy payments under power purchase agreements between "qualified facilities" under the Public Utility Regulatory Policies Act of 1978 and investor-owned utilities located in the State of California that is described in Section 1 of the Disclosure Letter. For greater certainty, (A) any preliminary or final decision or other development in the proceeding pending before the California Public Utilities Commission in Docket No. R99-11-022, or (B) any preliminary or final decision or other development in the proceeding pending before the California Public Utilities Commission regarding possible modifications to the "short-run avoided cost" pricing formula that applies to energy payments under power purchase agreements between "qualified facilities" under the Public Utility Regulatory Policies Act of 1978 and investor-owned utilities located in the State of California that is other than as described in Section 1 of the Disclosure Letter, and, in each case, that is, taken as a whole, material and adverse to the business, affairs, cash flows, results of operations or condition (financial or otherwise), properties, assets, operations, capital, liabilities or obligations (whether absolute, accrued, contingent or otherwise) of the Fund and its Subsidiaries, taken as a whole and, for the purposes of (B) above, as compared to the effect of the pending proceeding described in Section 1 of the Disclosure Letter, shall be considered a "Material Adverse Change" for purposes of the Support Agreement.

"**Minimum Condition**" has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offers to Purchase, "Conditions of the Offers";

"***Non-Compete Agreements***" means the non-competition and solicitation agreements to be entered into between the Offeror and each of the Manager, Göran Mörnhed, Edward Campana and Allen Rothman;

"**Non-Resident Debentureholder**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations – Unitholders and Debentureholders Not Resident in Canada";

"**Non-Resident Unitholder**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations – Unitholders and Debentureholders Not Resident in Canada";

"**Offeror**" means 6770134 Canada Limited, a corporation governed by the *Canada Business Corporations Act*;

"**Offeror's Notice**" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Securities Not Deposited – Units - Compulsory Acquisition of Units";

"**Offers**" means, collectively, the Unit Offer and the Debenture Offer and "Offer" means either one them, as the context may require;

"**Offers to Purchase**" means the Offers to Purchase dated July 5, 2007;

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means OSC Rule 61-501 – *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*;

"**Outside Date**" means October 20, 2007, subject to the right of either the Offeror or the Fund to postpone the Outside Date for up to an additional 30 days (in increments if desired) pursuant to the terms of the Support Agreement if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Government Authority;

"**Person**" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative;

"**Put Date**" means the date which is 30 days following the date upon which the Debenture Trustee delivers a Change of Control Notice to the holders of Exchangeable Debentures;

"**Put Price**" means a price equal to 101% of the principal amount of the Exchangeable Debentures plus accrued and unpaid interest, if any, on such Exchangeable Debentures up to, but excluding, the Put Date;

"**Put Right**" means the right of each holder of Exchangeable Debentures to require Countryside Canada to purchase on the Put Date, all or any part of such holder's Exchangeable Debentures at the Put Price plus accrued and unpaid interest, if any, on such Exchangeable Debentures up to but excluding the Put Date;

"**RBCDS**" means RBC Dominion Securities Inc.;

"**Regulation Q-27**" means Regulation Q-27 of the AMF, as amended;

"**Regulations**" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Securities Not Deposited – Units – OSC Rule 61-501, Regulation Q-27 and Regulations";

"**Regulatory Approvals**" means the approvals or filings that are necessary or desirable under the *Competition Act*, the *Hart Scott Rodino Act* and Securities Laws;

"**Resident Debentureholder**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations – Unitholders and Debentureholders Resident in Canada";

"**Resident Unitholder**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations – Unitholders and Debentureholders Resident in Canada";

"Securities" means the Units and Exchangeable Debentures;

"**Securities Authorities**" means the TSX and the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada;

"**Securities Laws**" means all applicable Canadian provincial securities laws;

"Securityholders" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations – Unitholders and Debentureholders Resident in Canada";

"**Subsequent Acquisition Transaction**" means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization, wind-up or other transaction involving the Fund and/or its Subsidiaries and the Offeror or an affiliate of the Offeror (including a transaction involving amendments to the Declaration of Trust) which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Units and/or all of the assets the Fund and/or all of the Exchangeable Debentures, as applicable;

"**Subsidiary**" has the meaning ascribed to the term "**subsidiary entity**" in OSC Rule 61-501;

"**Superior Proposal**" means an Alternative Transaction that (i) did not result from a breach of the non-solicitation covenant in the Support Agreement; (ii) involves the acquisition or offer by a Person of or for not less than 100% of the outstanding Units or all or substantially all of the consolidated assets of the Fund; (iii) is not subject to any financing or due diligence condition; (iv) is likely to be completed without undue delay; and (v) in respect of which the Board of Trustees determines (without assuming away the risk of non-completion) in good faith after consultation with its financial advisor and its outside counsel that the Alternative Transaction would, if consummated, be more favourable to Unitholders than the Unit Offer;

"**Support Agreement**" means the Support Agreement dated June 20, 2007 between Fort Chicago and the Fund, which was subsequently assigned by Fort Chicago to the Offeror;

"**take up**" in reference to Units or Exchangeable Debentures means to accept such Units or Exchangeable Debentures for payment by giving written notice of such acceptance to the Depositary and "**taking up**" and "**taken up**" have corresponding meanings;

"**Take-up Date**" means the date the Offeror first takes up and accepts for payment Units pursuant to the Unit Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended and the Income Tax Regulations, as amended;

"**taxable capital gain**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations – Unitholders and Debentureholders Resident in Canada – Disposition of Units Pursuant to the Unit Offer";

"**Termination Fee**" has the meaning ascribed thereto in Section 4 of the Circular, "Agreements Relating to the Offers – Support Agreement";

"Transfer Election" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Securities Not Deposited – Exchangeable Debentures – Compulsory Acquisition of Exchangeable Debentures";

"**Tribunal**" has the meaning ascribed thereto in the *Competition Act*;

"**Trustees' Circular**" means the circular of the Fund accompanying the Offers to Purchase;

"**TSX**" means the Toronto Stock Exchange;

"**Unit Offer**" means the offer to purchase hereby made by the Offeror to the Unitholders;

"**Unit Special Resolutions**" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Securities Not Deposited – Unit Special Resolutions";

"**Unitholders**" means the registered or beneficial holders of the outstanding Units, as the context requires; and

"**Units**" means the issued and outstanding Units of the Fund as constituted on the date hereof.

OFFERS TO PURCHASE

July 5, 2007

TO: UNITHOLDERS AND DEBENTUREHOLDERS

1. The Offers

The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Unit Offer, all of the issued and outstanding Units at a price of $9.60 in cash per Unit. The Offeror is also offering to purchase, upon the terms and subject to the conditions of the Debenture Offer, all of the issued and outstanding Exchangeable Debentures at a price of US$1,010 per US$1,000 principal amount of Exchangeable Debentures plus accrued but unpaid interest on the principal amount of the Exchangeable Debentures up to, but excluding, the date the Offeror first takes up Exchangeable Debentures under the Debenture Offer.

The Units and Exchangeable Debentures are listed for trading on the TSX under the symbols "COU.UN" and "CSD.DB.U-T", respectively. The consideration offered under the Unit Offer represents a premium of: (i) 6.1% to the closing price of the Units on the TSX on June 19, 2007 (the last trading day prior to the announcement of the Unit Offer); and (ii) 10.9% to the closing price of the Units on the TSX on February 8, 2007 (the last trading day prior to the public announcement of the Fund's strategic review process). The consideration offered under the Debenture Offer represents an amount that is equivalent to the amount that a Debentureholder would receive if such Debentureholder were to exercise the Put Right under the Debenture Indenture upon the occurrence of a Change of Control, except that a Debentureholder who intends to exercise the Put Right will not be entitled to exercise such right until the Debenture Trustee delivers the Change of Control Notice to Debentureholders (and the Change of Control Notice will not be delivered until after take up of Units under the Unit Offer) and will not receive payment until 30 days following the date that the Debenture Trustee delivers the Change of Control Notice, whereas a Debentureholder who tenders to the Debenture Offer will be paid the consideration for its Exchangeable Debentures under the Debenture Offer within three Business Days of take up under the Debenture Offer. The closing price of the Units on July 4, 2007 was $9.55. The closing price of the Exchangeable Debentures on July 4, 2007 was $100.61. See Section 9 of the Circular, "Price Range and Trading Volume of Unit and Exchangeable Debentures".

The Board of Trustees, after consultation with its financial and legal advisors and on receipt of the unanimous recommendation of the Special Committee, has concluded that the consideration under the Unit Offer is fair to the Unitholders, and unanimously resolved to RECOMMEND that Unitholders ACCEPT the Unit Offer, and TENDER their Units to the Unit Offer. The Board of Trustees has made no recommendation with respect to the Debenture Offer. For further information, see the Trustees' Circular accompanying the Offers to Purchase and Circular.

RBCDS, the financial advisor to the Board of Trustees of the Fund, delivered the Fairness Opinion to the Board of Trustees stating that, as at that date and subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Unit Offer is fair from a financial point of view to the Unitholders. Unitholders are urged to read in its entirety the Fairness Opinion included as Exhibit A to the accompanying Trustees' Circular.

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

The accompanying Circular which is incorporated into and forms a part of the Offers, contains important information that should be read carefully before making a decision with respect to the Offers.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from or on behalf of, Unitholders and Debentureholders in any jurisdiction in which the making or acceptance of the Offers would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offers to Unitholders and Debentureholders in any such jurisdiction.

2. Time for Acceptance

The Offers are open for acceptance until the Expiry Time, being 5:00 p.m. Toronto time, on the Expiry Date unless the Offers are extended or withdrawn by the Offeror. The Offeror shall, subject to the terms and conditions of the Support Agreement and subject to the Outside Date, extend the Initial Expiry Date (as defined in the Support Agreement) if, on the date upon which the Offers are scheduled to expire, any of the conditions to the Offers (other than as a result of breach by the Fund) shall not be satisfied or waived by the Offeror, until such time as such conditions are satisfied or waived by the Offeror. The Offeror or the Fund has the right pursuant to the terms of the Support Agreement to postpone the Outside Date for up to an additional 30 days (in increments if desired) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Authority, by giving written notice to the other party to such effect no later than 5:00 p.m. Eastern time on the date that is 10 days (or such shorter period as is practical in the circumstances) prior to the original Outside Date (and any subsequent Outside Date). See Section 5 of the Offers to Purchase, "Extension and Variation of the Offers".

3. Manner of Acceptance

All of the Units and Exchangeable Debentures are currently registered in the name of and held on behalf of CDS as custodian for CDS Participants. The Units and Exchangeable Debentures are held in a "book-entry only" system. Beneficial interests in the Units or Exchangeable Debentures, constituting ownership of the Units or Exchangeable Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners as direct and indirect CDS Participants, rather than by definitive certificates. **In order to tender Units and/or Exchangeable Debentures, you must direct your investment dealer, stockbroker, bank, trust company or other nominee to accept the relevant Offer in the manner required by your nominee CDS Participant. Unitholders and Debentureholders should contact their investment dealer, stockbroker, bank, trust company or other nominee for assistance.** Since CDS must deliver Letters of Acceptance and Transmittal for each Offer to the Depositary at its office listed in the Letters of Acceptance and Transmittal and on the back of this document, you, as a beneficial Unitholder or Debentureholder, must communicate your instructions to your investment dealer, stockbroker, bank, trust company or other nominee well in advance of the Expiry Time. Your investment dealer, stockbroker, bank, trust company or other nominee will then submit the position for tender to CDS by CDS' "cut-off time" of 5:00 p.m. Toronto time, on the Expiry Date. CDS will be required to complete and return the Letter of Acceptance and Transmittal in respect of all Units tendered to the relevant Offer by CDS Participants on behalf of Unitholders. **CDS will be issuing instructions to CDS Participants as to the method of tendering Units and/or Exchangeable Debentures under the terms of the Offers. If you wish to tender Units and/or Exchangeable Debentures under the Offers, you should contact the investment dealer, stockbroker, bank, trust company or other nominee through which your Units and/or Exchangeable Debentures are held in order to take the necessary steps to be able to tender such Units and/or Exchangeable Debentures to the Offers.**

All Unitholders and Debentureholders whose Units and Exchangeable Debentures are deposited by CDS through their stockbroker or other nominee expressly acknowledge and agree to be bound by the terms of the relevant Letter of Acceptance and Transmittal and that the Offeror may enforce such terms against that Unitholder and Debentureholder. A copy of the relevant Letter of Acceptance and Transmittal may be obtained at www.sedar.com or without charge from the Dealer Manager, the Information Agent or the Depositary at their respective addresses indicated on the last page of the Circular.

If you wish to tender only a portion of the Units and/or Exchangeable Debentures beneficially owned by you, you may do so by indicating in your instructions to your investment dealer, stockbroker, bank, trust company or other nominee the number of Units and/or principal amount of Exchangeable Debentures that you wish to tender under the Offers.

Acceptance by Book-Based Transfer in Canada

Unitholders and Debentureholders may also accept the Offers in Canada by following the procedures for book-based transfer, provided that a confirmation of the book-based transfer of such Units and/or Exchangeable Debentures through the CDS on-line tendering system into the Depositary's account at CDS is received by the Depositary at its office in Toronto prior to the Expiry Time. The Depositary has established an account at CDS for

the purpose of the Offers. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of a holder's Units and/or Exchangeable Debentures into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Units and/or Exchangeable Debentures through using the CDS book-based transfer system will constitute a valid tender under the Offers.

Unitholders and Debentureholders, through their respective investment dealer, stockbroker, bank, trust company or other nominee, who utilize the CDS on-line system to accept the relevant Offer through a book-based transfer of their holdings into the Depositary's account with CDS are deemed to have completed the relevant Letter of Acceptance and Transmittal and therefore such instructions received by the Depositary are considered as a valid tender in accordance with the terms of the Offers.

Beneficial owners of Units who tender to the Unit Offer or whose Units are acquired in a Compulsory Acquisition or a Subsequent Acquisition Transaction who are not residents of Canada for purposes of the Tax Act will be subject to Canadian non-resident withholding tax unless the Fund is a mutual fund trust for the purposes of the Tax Act at the time that the Units are acquired under the Unit Offer or under a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Beneficial owners of Exchangeable Debentures who tender to the Debenture Offer or whose Exchangeable Debentures are acquired in a Compulsory Acquisition or a Subsequent Acquisition Transaction who are not residents of Canada for purposes of the Tax Act will be subject to Canadian non-resident withholding tax at the rate of 25% under the Tax Act, on all amounts paid or deemed to be paid as interest on the Exchangeable Debentures, subject to reduction under the provisions of an applicable income tax treaty or convention between Canada and the country of residence of the beneficial holder of the Exchangeable Debentures. Such Debentureholders may be entitled to apply to the CRA for a refund of part of that tax.

When instructing your investment dealer, stockbroker, bank, trust company or other nominee to accept the relevant Offers, please ensure you advise as to residency status (that is, a resident or a non-resident of Canada for purposes of the Tax Act), and if a non-resident of Canada, your entitlement to benefits under a tax treaty or convention, if any.

General

Payment for Units and Exchangeable Debentures deposited and taken up by the Offeror will be made only after timely receipt of the global certificate from CDS representing the Units and Exchangeable Debentures together with properly completed and duly executed Letters of Acceptance and Transmittal in respect of such Units and Exchangeable Debentures and any other required documents.

The execution of Letters of Acceptance and Transmittal in respect of the Units and Exchangeable Debentures by CDS irrevocably assigns to the Offeror all right, title and interest in the Units and Exchangeable Debentures, as applicable, registered in the name of such holder on the appropriate register of holders maintained by or on behalf of the Fund and deposited under the relevant Offers and taken up by the Offeror (the "**Deposited Securities**") and in and to any and all rights of such holder to receive other than, in the case of the Units, any distributions paid prior to the Effective Time in an amount not exceeding $0.0863 per Unit per calendar month and, in the case of the Exchangeable Debentures, all regular semi-annual interest payments payable in accordance with the Debenture Indenture (collectively, the "**excluded distributions**"), any and all distributions, payments, including, without limitation, any interest or other payments made pursuant to and in accordance with the terms and provisions of the Declaration of Trust or the Debenture Indenture, securities, rights, warrants, assets, returns of capital or other interests or interest payments declared, paid, accrued, issued, distributed, made or transferred (collectively, "**distributions**") on or in respect of the Deposited Securities or any of them on or after June 20, 2007 (the date of the announcement by the Offeror of its intention to make the Offers) or, in the case of accrued and unpaid interest on the Exchangeable Debentures, from July 1, 2007 and before the Effective Time. In the case of Deposited Securities which are Exchangeable Debentures, the payment by the Offeror will include an amount in respect of accrued and unpaid interest thereon from July 1, 2007 to the Effective Time. If the Effective Time falls after the 10th calendar day of the month, the Fund may declare and pay to the Unitholders a portion of the regular monthly cash distribution of $0.0863 per Unit pro rata for the number of days that have elapsed in that month. No distribution shall be paid if the Effective Time falls on or before the 10th calendar day of a month.

The execution of a Letter of Acceptance and Transmittal by CDS irrevocably constitutes and appoints each officer of the Depositary and each director and officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of such holder with respect to the Deposited Securities taken up under the Offers by the Offeror and any distributions, other than the excluded distributions, in respect of the Deposited Securities on or after July 5, 2007, with full power of substitution and resubstitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the holder: (a) register or record the transfer or cancellation of such Deposited Securities on the appropriate registers maintained by or on behalf of the Fund; (b) exercise any and all rights in respect of Deposited Securities, including to vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization, resolution (in writing or otherwise and including counterparts thereof) including the Unit Special Resolutions and the Debenture Extraordinary Resolutions, or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Securities, revoke any such instrument, authorization, resolution and consent, or designate in any such instrument, authorization, resolution or consent, any person or persons as the proxyholder or the proxy nominee or nominees of the holder in respect of such Deposited Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special, extraordinary or otherwise or any adjournment or postponement thereof) of holders of relevant securities of the Fund; (c) execute and negotiate any cheques or other instruments representing any distributions, other than the excluded distributions, payable to or to the order of, or endorsed in favour of, a holder of such Deposited Securities; (d) exercise any rights of the holder with respect to such Deposited Securities and distributions, other than the excluded distributions; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey the Deposited Securities and distributions, other than the excluded distributions, to the Offeror.

The power of attorney granted to the Offeror in the Letters of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Unit Special Resolutions and Debenture Extraordinary Resolutions may only be used and relied upon if the Offeror intends to proceed with the take up of and payment for the Deposited Securities.

The holder of Deposited Securities who executes a Letter of Acceptance and Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by it at any time with respect to the Deposited Securities and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Securities by or on behalf of the holder, unless the relevant Deposited Securities are not taken up and paid for under the relevant Offer. Furthermore, by execution of a Letter of Acceptance and Transmittal, the holder agrees not to vote any of the Deposited Securities taken up under the relevant Offer at any meeting (whether annual, special, extraordinary or otherwise or any adjournment or postponement thereof) of Unitholders or Debentureholders, as applicable, and not to exercise any of the other rights or privileges attaching to any of such Deposited Securities or otherwise act with respect thereto. The holder agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Securities.

The holder of Deposited Securities who executes a Letter of Acceptance and Transmittal agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the holder in respect of such Deposited Securities and covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities and distributions to the Offeror, other than the excluded distributions, and acknowledges that each authority conferred or agreed to be conferred by the holder may be exercised during any subsequent legal incapacity of the holder and shall, to the extent permitted by law, survive the incapacity, bankruptcy or insolvency of the holder and all obligations of the holder shall be binding upon the successors and assigns of the holder.

The deposit of Units and Exchangeable Debentures pursuant to the procedures herein will constitute a binding agreement between the Depositing Unitholders and Depositing Debentureholders and the Offeror upon the terms and subject to the conditions of the Offers, including the Depositing Unitholder's and Debentureholder's representation and warranty that: (i) such person has good and sufficient authority to deposit, sell, assign and transfer the Deposited Securities; (ii) that when the Deposited Securities are accepted for payment by the Offeror,

the Offeror will acquire good title to the Deposited Securities free from all liens, restrictions, charges, encumbrances, claims, adverse interests and equities and together with all rights and benefits arising therefrom; and (iii) the deposit of such Deposited Securities complies with applicable Securities Laws.

All questions as to the validity, form, eligibility, timely receipt and acceptance of any Units, Exchangeable Debentures and accompanying documents deposited pursuant to the Offers and of any notice of withdrawal will be determined by the Offeror in its sole discretion. Depositing Unitholders and Depositing Debentureholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Units or Exchangeable Debentures. There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offers (including the Offers to Purchase, the Circular and the Letters of Acceptance and Transmittal) will be final and binding.

The Offeror reserves the right to permit the Offers to be accepted in a manner other than that set out above.

4. Conditions of the Offers

Notwithstanding any other provision of the Offers, the Offeror will have the right to withdraw the Offers and not take up and pay for, or extend the period of time during which the Offers are open and postpone taking up and paying for, the Units and Exchangeable Debentures deposited under the Offers unless all of the following conditions are satisfied or the Offeror has waived them at or prior to the relevant Expiry Time, namely:

(a) there shall have been validly deposited under the Unit Offer and not withdrawn as at the Expiry Time of the Unit Offer, such number of Units which, together with any Units directly or indirectly owned by the Offeror, represents more than 66⅔% of the issued and outstanding Units (on a Fully Diluted Basis) (the "**Minimum Condition**");

(b) (i) if required in the Offeror's reasonable judgment:

(A) the Competition Commissioner shall have issued an Advance Ruling Certificate pursuant to Section 102 of the *Competition Act* in respect of the transactions contemplated by the Support Agreement; or

(B) (1) the Competition Commissioner shall have advised the Offeror, in writing, on terms satisfactory to the Offeror, acting reasonably, that she has no intention to file an application under Part VIII of the *Competition Act* in connection with the transactions contemplated by the Support Agreement, and (2) all waiting periods under the *Competition Act* shall have expired, been terminated or waived;

(c) all government or regulatory approvals (including, without limitation, those of applicable Securities Authorities) that in the Offeror's reasonable judgment are necessary to complete the Unit Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, and all consents set out in the Disclosure Letter shall have been obtained, in each case on terms and conditions satisfactory to the Offeror, acting reasonably;

(d) (i) no act, action, suit, demand or proceeding shall have been taken by or before any Canadian or foreign court, tribunal or Governmental Authority or administrative agency or commission or by or before any elected or appointed public official in Canada or elsewhere; and

(ii) no law, regulation or policy shall have been enacted, promulgated or applied in either case:

(A) to cease trade, enjoin, prohibit or impose material new limitations or conditions on the purchase by or the sale to the Offeror of any of the Units or the right of the Offeror to own or exercise full rights of ownership of the Units (either pursuant to the Unit Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction); or

(B) which, if the Unit Offer or Compulsory Acquisition or Subsequent Acquisition Transaction was consummated, would reasonably be expected to lead to a Material Adverse Change;

(e) there shall not exist any prohibition at law against the Offeror making the Unit Offer, taking up and paying for any Units deposited under the Unit Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(f) there shall not have occurred any Material Adverse Change (i) since June 20, 2007; or (ii) prior to June 20, 2007 that has not previously been publicly disclosed;

(g) the Board of Trustees shall not have withdrawn any recommendation made by it that Unitholders accept the Unit Offer or modified, changed or qualified any such recommendation in a manner that has substantially the same effect or issued a recommendation that Unitholders not accept the Unit Offer or failed to reaffirm support of the Unit Offer within five Business Days following an announcement made by a third party in respect of any Alternative Transaction (or if the Unit Offer is scheduled to expire prior to that five Business Day period, prior to the scheduled expiry of the Unit Offer);

(h) the Fund shall not have accepted, approved, recommended or entered into any agreement, understanding or arrangement or proposed publicly to do any of the foregoing, in respect of an Alternative Transaction other than a confidentiality agreement entered into in accordance with the terms of the Support Agreement;

(i) at the Expiry Time, (i) all representations and warranties of the Fund in the Support Agreement as made by the Fund on the date of the Support Agreement (A) that are qualified by a reference to a Material Adverse Change or materiality shall be true and correct in all respects; and (B) that are not qualified by a reference to a Material Adverse Change or materiality shall be true and correct in all material respects; (ii) the Fund shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed and/or performed by the Fund at or prior to the Expiry Time; and (iii) the Offeror shall have received a certificate of the Fund in form and substance satisfactory to the Offeror, acting reasonably, confirming same;

(j) in respect of the Fund's Public Disclosure Record (as defined in the Support Agreement) as filed on SEDAR on or before June 20, 2007, the Fund shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings (filed before June 20, 2007) in relation to all matters covered in earlier filings), in any of the Fund's Public Disclosure Record filed on or before June 20, 2007 which would reasonably be expected to cause a Material Adverse Change;

(k) the Support Agreement shall have been complied with by the Fund in all material respects and shall not have been terminated;

(l) the Lock-Up Agreements shall have been complied with by the parties thereto (other than the Offeror) in all material respects and shall not have been terminated;

(m) the Non-Compete Agreements shall have been entered into by the parties hereto (other than the Offeror);

(n) if required in the Offeror's reasonable judgment, the approval of the U.S. Federal Energy Regulatory Commission pursuant to Section 203 of the U.S. Federal Power Act shall have been obtained in respect to the Offers or any Compulsory Acquisition or Subsequent Acquisition Transaction, on terms and conditions satisfactory to the Offeror, acting reasonably; and

(o) there shall not have been issued a final order of the U.S. Federal Energy Regulatory Commission denying in whole or in any material respect the Petition of Ripon Cogeneration Inc. dated May 23, 2007 for waiver of certain requirements of Qualifying Facility status for the San Gabriel cogeneration facility, *provided that*, if an order is issued that provides for a waiver of such requirements with respect to 2007 and defers the decision on whether or not a waiver is granted with respect to 2008, this shall not be considered a denial in any material respect of such Petition.

The Offeror will also have the right to withdraw the Debenture Offer only and not take up and pay for, or extend the period of time during which the Debenture Offer is open and postpone taking up and paying for, the Exchangeable Debentures deposited under the Debenture Offer unless and until the Offeror takes up the Units tendered to the Unit Offer.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time.

Subject to the terms of the Support Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time both before and after the relevant Expiry Time, without prejudice to any other rights which the Offeror may have, provided that the Offeror may not, without the prior written consent of the Fund: (a) modify or waive the Minimum Condition; (b) decrease the consideration per Unit; (c) change the form of consideration payable under the Offers (other than to add additional consideration); (d) decrease the number of Units in respect of which the Unit Offer is made; or (e) impose additional conditions to the Offers or otherwise vary the Offers (or any terms or conditions thereof) in a manner which is adverse to Unitholders. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offers shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Toronto. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by law, as soon as practicable thereafter to notify the Unitholders and Debentureholders in the manner set forth in Section 11 of the Offers to Purchase, "Notices and Delivery", and provide a copy of the aforementioned public announcement to the TSX. If the Offers are withdrawn, the Offeror shall not be obligated to take up or pay for any Units or Exchangeable Debentures deposited under the Offers, and the Depositary will promptly return all certificates representing Deposited Securities and related documents to the parties by whom they were deposited at the Offeror's expense as described in Section 8 of the Offers to Purchase, "Return of Securities".

On April 24th 2007 an administrative law judge ("**ALJ**") issued a proposed decision to the parties in the proceeding pending before the California Public Utilities Commission ("**CPUC**") regarding possible modifications to the short-run avoided cost ("**SRAC**") pricing formula that applies to energy payments under power purchase agreements between qualifying facilities ("**QFs**") under the *Public Utility Regulatory Policies Act of 1978* and investor-owned utilities located in the State of California. The Support Agreement provides that any preliminary or final decision or other development in the SRAC proceeding that is other than the decision of the ALJ and that is, taken as a whole, material and adverse to the business, affairs, cash flows, results of operations, or condition (financial or otherwise), properties, assets, operations, capital, liabilities or obligations (whether absolute, accrued,

contingent or otherwise) of the Fund and its subsidiaries, taken as a whole, as compared to the effect of the adoption of proposed decision of the ALJ, shall be a Material Adverse Change.

5. Extension and Variation of the Offers

The Offers are open for acceptance until the Expiry Time unless the Offers are extended or withdrawn by the Offeror. The Offeror shall, subject to the terms and conditions of the Support Agreement and subject to the Outside Date, extend the Initial Expiry Date (as defined in the Support Agreement) if, on the date upon which the Offers are scheduled to expire, any of the conditions to the Offers (other than as a result of breach by the Fund) shall not be satisfied or waived by the Offeror, until such time as such conditions are satisfied or waived by the Offeror.

Subject to the terms of the Support Agreement, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time during the Deposit Period or at any other time if permitted by applicable Laws, to extend the Deposit Period or to vary the Offers in accordance with applicable Laws by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice to all Unitholders and Debentureholders whose Units and Exchangeable Debentures, as the case may be, have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offers to Purchase, "Notices and Delivery".

The Offeror will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice to the TSX. Any notice of extension or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. Notwithstanding the foregoing, the Offers may not be extended by the Offeror if all of the terms and conditions of the Offers, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Units and Exchangeable Debentures validly deposited under the Offers and not withdrawn.

Where the terms of the Offers are varied (other than a variation consisting solely of a waiver of condition of the Offers), the Deposit Period will not end before 10 days after the notice of such change or variation has been given to Unitholders or Debentureholders unless otherwise permitted by applicable Laws and subject to abridgement or elimination of the Deposit Period pursuant to such orders as may be granted by applicable Securities Authorities.

If at any time before the Expiry Time or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offers, a change occurs in the information contained in the Offers to Purchase or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Unitholder or Debentureholder to accept or reject the Offers (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offers to Purchase, "Notices and Delivery", to all Unitholders and Debentureholders whose Units and Exchangeable Debentures, as the case may be, have not been taken up pursuant to the Offers at the date of the occurrence of the change, if required by applicable Laws. The Offeror will, as soon as practicable after giving notice of a change in information to the Depositary, make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

During any such extension or in the event of any such variation or change in information, all Units and Exchangeable Debentures deposited and not taken up or withdrawn will remain subject to the Offers and may be taken up by the Offeror in accordance with the terms of the Offers, subject to Section 6 of the Offers to Purchase, "Withdrawal of Deposited Securities". An extension of the Deposit Period, a variation of the Offers or a change to information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offers to Purchase, "Conditions of the Offers".

If the consideration being offered for the Units or Exchangeable Debentures under the Offers is increased, the increased consideration will be paid to all Depositing Unitholders and Depositing Debentureholders whose Units

or Exchangeable Debentures, as the case may be, are taken up under the Offers without regard to when such Units or Exchangeable Debentures, as the case may be, are taken up by the Offeror.

6. Withdrawal of Deposited Securities

Except as otherwise stated in this Section 6, all deposits of Units and Exchangeable Debentures pursuant to the Offers are irrevocable. Unless otherwise required or permitted by applicable Laws, any Units and Exchangeable Debentures deposited in acceptance of the Offers may be withdrawn by or on behalf of the Depositing Unitholder and Depositing Debentureholder:

(a) at any time before the Units and Exchangeable Debentures have been taken up by the Offeror pursuant to the Offers;

(b) at any time before the expiration of 10 days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offers to Purchase or the Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Unitholder or Debentureholder to accept or reject the Offers (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offers; or

(ii) a notice of variation concerning a variation in the terms of the Offers (other than a variation consisting solely of an increase in the consideration offered for the Units or Exchangeable Debentures pursuant to the Offers where the time for deposit is not extended for a period greater than 10 days or a variation consisting solely of a waiver of a condition of the Offers), is delivered to CDS as the registered holder of all of the outstanding Units and Exchangeable Debentures, but only if such deposited Units or Exchangeable Debentures have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) at any time after three Business Days from the date the Offeror takes up the Units or Exchangeable Debentures, if such Units or Exchangeable Debentures have not been paid for by the Offeror.

If the Offeror waives any terms or conditions of the Offers and extends the Offers in circumstances where the rights of withdrawal set forth in Section 6(b) above are applicable, the Offers shall be extended without the Offeror first taking up the Units and Exchangeable Debentures which are subject to the rights of withdrawal.

Withdrawals of Units and/or Exchangeable Debentures deposited pursuant to the Offers must be effected via CDS and through a Unitholder's or Debentureholder's investment dealer, stockbroker, bank, trust company or other nominee. A notice of withdrawal of Units and/or Exchangeable Debentures deposited must actually be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Unitholders and Debentureholders should contact their investment dealer, stockbroker, bank, trust company or other nominee for assistance.

Withdrawals of Units or Exchangeable Debentures deposited under the Offers must be effected by notice of withdrawal made by or on behalf of the Depositing Unitholder or Debentureholder and must be received by the Depositary at the place of deposit of the applicable Units and Exchangeable Debentures within the time limits indicated above. Notice of withdrawal must: (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; and (b) specify such Person's name, the number of Units and principal amount of Exchangeable Debentures to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Units and Exchangeable Debentures to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any

signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letters of Acceptance and Transmittal (as described in the instructions set out in such letter), except in the case of Units and Exchangeable Debentures deposited for the account of an Eligible Institution. Such notice of withdrawal must also specify the name and number of the account at CDS to be credited with the withdrawn Units and Exchangeable Debentures, be signed by or on behalf of the Person who signed (or was deemed to have signed) the Letter of Acceptance and Transmittal accompanying the Units and Exchangeable Debentures that are to be withdrawn, if any, and must otherwise comply with the procedures of CDS.

The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of the Offeror, the Fund, the Depositary, the Dealer Manager or any member of a soliciting dealer group, if applicable, or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

A Unitholder's or Debentureholder's investment dealer, stockbroker, bank, trust company or other nominee may set deadlines for the withdrawal of Units and Exchangeable Debentures deposited to the Offers that are earlier than those specified above. Unitholders should contact their investment dealer, stockbroker, bank, trust company or other nominee for assistance.

Withdrawals may not be rescinded and any Units and Exchangeable Debentures withdrawn will thereafter be deemed not validly deposited for purposes of the Offers. However, withdrawn Units and Exchangeable Debentures may be redeposited at any time at or prior to the Expiry Time by again following the procedures described in Section 3 of the Offers to Purchase, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Unitholders and Debentureholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances as described in Section 23 of the Circular, "Offerees' Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

7. Take Up and Payment for Deposited Securities

If all the conditions referred to under Section 4 of the Offers to Purchase, "Conditions of the Offers" have been fulfilled or waived at the Expiry Time, the Offeror will become obligated to take up the Units and/or Exchangeable Debentures deposited under the Offers and which have not been withdrawn not later than three Business Days following the time at which the Offeror becomes entitled to take up such Units and Exchangeable Debentures. Any Units and Exchangeable Debentures taken up will be paid for by the Offeror as soon as practicable, and in any event not later than three Business Days following the time at which the Offeror becomes entitled to take up such Units and Exchangeable Debentures. In accordance with applicable law, the Offeror will take up and pay for Units and Exchangeable Debentures tendered under the Offers after the date on which it first takes up Units and Exchangeable Debentures, within 10 days of the tender of such securities. The Offeror will not, however, be obligated to take up and pay for any Exchangeable Debentures tendered under the Debenture Offer unless it simultaneously takes up and pays for all Units tendered under the Unit Offer.

In addition, from the Expiry Time, if all of the terms and conditions attached to the Offers have been fulfilled or waived, the Offeror shall be entitled to take up and pay for the Units and Exchangeable Debentures tendered under the relevant Offer and which have not been withdrawn, subject, however, to the withdrawal rights in respect of such Units and Exchangeable Debentures set forth in Section 6 of the Offers to Purchase, "Withdrawal of Deposited Securities".

Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Units and/or Exchangeable Debentures or to terminate the Offers and not take up or pay for any Units or Exchangeable Debentures if any condition specified in Section 4 of the Offers to Purchase, "Conditions of the Offers", is not satisfied or waived, in whole or in part, by giving written notice thereof or other communication confirmed in writing to all holders of Units and/or Exchangeable Debentures, as applicable. The Offeror also

expressly reserves the right, in its sole discretion and notwithstanding any other condition of the relevant Offer, to delay taking up and paying for Units or Exchangeable Debentures, as applicable, in order to comply, in whole or in part, with any applicable Law, including without limitation such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror will be deemed to have taken up and accepted for payment Units and Exchangeable Debentures tendered and not withdrawn pursuant to the relevant Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Unitholders and/or Debentureholders, as applicable, of its acceptance for payment of such Units and Exchangeable Debentures pursuant to the Offers.

The Offeror will pay for Units and Exchangeable Debentures tendered under the Offers and which have not been withdrawn by providing the Depositary with cash for transmittal to CDS on behalf of Unitholders and Debentureholders, as applicable.

The Depositary will act as the agent of Persons who have tendered Units and Exchangeable Debentures in acceptance of the relevant Offer for the purposes of receiving payment from the Offeror and transmitting such payment to CDS on behalf of such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Unitholders and Debentureholders who have tendered and not withdrawn their Units and Exchangeable Debentures pursuant to the Offers. Under no circumstances will interest or other amounts accrue or be paid by the Offeror or the Depository on the purchase price of such Units purchased by the Offeror, regardless of any delay in making such payment.

Settlement with each Unitholder and Debentureholder who has tendered Units and/or Exchangeable Debentures, as the case may be, under the Offers will be effected by the Depositary and the applicable CDS Participants by: (a) the Depositary issuing a cheque or wire transfer or other form of payment acceptable to CDS, payable in Canadian funds, representing the cash payment for the Units and Exchangeable Debentures to which CDS is entitled on behalf of the CDS Participants, the Depositing Unitholders and Depositing Debentureholders it represents; (b) CDS issuing a cheque or wire transfer or other form of payment representing the cash payment for the Units and Exchangeable Debentures to each CDS Participant as applicable; and (c) the CDS Participant issuing a cheque or wire transfer or other form of payment or deposit to the Depositing Unitholder or Depositing Debentureholder representing the cash payment for the Units and Exchangeable Debentures to which each Depositing Unitholder and Depositing Debentureholder, respectively, it represents is entitled.

8. Return of Securities

If any Deposited Securities are not accepted for payment pursuant to the terms and conditions of the Offers for any reason, unpurchased Units and Exchangeable Debentures will be returned to the Depositing Unitholder or Depositing Debentureholder, as applicable, as soon as is practicable following the termination of the Offers by crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of the unpurchased Units and/or Exchangeable Debentures.

9. Mail Service Interruption

Notwithstanding the provisions of the Offers to Purchase, the Circular, the Letters of Acceptance and Transmittal and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Units and Exchangeable Debentures were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offers to Purchase, "Notices and Delivery". Notwithstanding Section 7 of the Offers to Purchase, "Take Up and Payment for Deposited Securities", cheques, certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the Depositing Unitholder and Debentureholder at the appropriate office of the Depositary.

10. Changes in Capitalization; Distributions; Liens

If on or after the date of the Offers, the Fund should: (a) divide, combine, reclassify, consolidate, convert or otherwise change any of the Units or its capitalization; or (b) disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offers to Purchase, "Conditions of the Offers", make such adjustments as it deems appropriate to the purchase price or other terms of the Offers (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Units and Exchangeable Debentures acquired pursuant to the Offers shall be transferred by the Unitholder or Debentureholder, as the case may be, and acquired by the Offeror free and clear of all liens, hypothecs, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, except as specified below, the right to any and all distributions, other than the excluded distributions, payments, securities, rights, assets or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or after the date of the Offers, on or in respect of the Units or Exchangeable Debentures.

The declaration or payment of any distribution may have tax consequences not discussed in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations".

11. Notices and Delivery

Without limiting any other lawful means of giving notice, any notice that the Offeror or the Depositary may give or cause to be given under the relevant Offer will be deemed to have been properly given if it is in writing and is mailed by first class mail, postage prepaid, to registered Unitholders and Debentureholders at their respective addresses as shown on the registers maintained by or on behalf of the Fund and, unless otherwise specified by applicable Law, will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Unitholders and Debentureholders and notwithstanding any interruption of mail services in Canada or in the United States following mailing. In the event of any interruption of or delay in mail services in Canada or the United States following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offers will be deemed to have been properly given and to have been received by Unitholders or Debentureholders if it is: (a) given to the TSX for dissemination through its facilities; (b) published once in the National Edition of The Globe and Mail and/or The National Post; or (c) given to the Canada News Wire Service for dissemination through its facilities.

The Offers to Purchase and the Circular will be mailed to registered Unitholders and Debentureholders or made deliverable in such other manner as is permitted by applicable Securities Authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Units and Exchangeable Debentures when such list or listing is received.

Whenever the Offers call for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in relevant Letters of Acceptance and Transmittal. Whenever the Offers call for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the relevant Letters of Acceptance and Transmittal.

12. Market Purchases

Other than pursuant to the Offers, a Compulsory Acquisition or a Subsequent Acquisition Transaction none of the Offeror nor Fort Chicago nor any of their respective affiliates will acquire Units or Exchangeable Debentures

at any time prior to the earlier of the termination of the Support Agreement and the Expiry Time. In the event that the Support Agreement is terminated, the Offeror and Fort Chicago and their respective affiliates reserve the right to and may acquire Units or Exchangeable Debentures through the facilities of the TSX, at any time and from time to time prior to the Expiry Time in accordance with applicable Securities Laws.

The Offeror and its affiliates reserve the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Units or Exchangeable Debentures taken up and paid for under the Offers.

13. Other Terms of the Offers

The Offeror and Fort Chicago reserve the right to transfer to one or more of their affiliates, the Support Agreement, provided that such assignment has no material adverse tax or other effects to the Fund or Unitholders, and provided further that if such assignment takes place, Fort Chicago shall continue to be liable to the Fund for any default in performance by the assignee. It is pursuant to this provision of the Support Agreement that Fort Chicago assigned its rights and liabilities under the Support Agreement to the Offeror.

No broker, dealer or other Person (including the Depositary or, the Dealer Manager, or any member of a soliciting dealer group, if applicable) or the Information Agent has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or Fort Chicago or any of their affiliates in connection with the Offers other than as contained in the Offers, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other Person shall be deemed to be the agent of the Offeror or Fort Chicago or any of their affiliates, the Dealer Manager, any member of a soliciting dealer group or the Depositary for the purposes of the Offers.

The Offers and all contracts resulting from the acceptance of the Offers shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offers unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

The Offers are not being made to (nor will deposits of Units and Exchangeable Debentures be accepted from or on behalf of) Unitholders and Debentureholders residing in any jurisdiction in which the making of the Offers or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offers in any such jurisdiction and extend the Offers to Unitholders and Debentureholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the Offers to Purchase, the Circular and the Letters of Acceptance and Transmittal, the validity of any acceptance of the Offers and the validity of any withdrawal of Units and Exchangeable Debentures.

The provisions of the Circular and the Letters of Acceptance and Transmittal, including the instructions contained therein, form part of the terms and conditions of the Offers.

The Offers to Purchase and the accompanying Circular together constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offers. Unitholders and Debentureholders are urged to refer to the accompanying Circular for additional information relating to the Offers.

DATED: July 5, 2007

6770134 CANADA LIMITED

By: (Signed) Stephen H. White
President and Chief Executive Officer

By: (Signed) Hume D. Kyle
Vice-President, Finance and
Chief Financial Officer

CIRCULAR

This Circular is furnished in connection with the Offers to Purchase dated July 5, 2007 by the Offeror to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding Units and all of the issued and outstanding Exchangeable Debentures at a price of $9.60 in cash per Unit and at a price of US$1,010.00 in cash per US$1,000 principal amount of Exchangeable Debentures plus accrued but unpaid interest up to, but excluding, the date the Offeror first takes up Exchangeable Debentures under the Debenture Offer.

The terms and provisions of the Offers to Purchase and the Letters of Acceptance and Transmittal are incorporated into and form part of this Circular. Unitholders and Debentureholders should refer to the Offers to Purchase for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offers to Purchase are used in this Circular with the same meaning unless the context otherwise requires.

Except as otherwise indicated, the information concerning the Fund contained in the Offers to Purchase and this Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources and has not been independently verified by the Offeror or Fort Chicago. Although neither the Offeror nor Fort Chicago has any knowledge that would indicate that any statements contained herein relating to the Fund taken from or based upon such documents and records are materially inaccurate or incomplete, neither the Offeror nor Fort Chicago nor any of their respective officers and directors assumes any responsibility for the accuracy or completeness of the information relating to the Fund taken from or based upon such documents and records, or for any failure by the Fund to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or Fort Chicago.

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

1. The Offeror and Fort Chicago

The Offeror

The Offeror is a private corporation incorporated on May 11, 2007 under the *Canada Business Corporations Act*. It was created solely for the purpose of making the Offers and has not carried on any prior material business or activity. The Offeror is indirectly wholly-owned by Fort Chicago. The registered office of the Offeror is located at 4500 Bankers Hall East, 855 2nd Street SW, Calgary, Alberta, Canada T2P 4K7.

Fort Chicago

Fort Chicago

Fort Chicago is a $3.5 billion publicly traded limited partnership (FCE.UN) formed on October 9, 1997, under the *Partnership Act* (Alberta). Fort Chicago was organized in accordance with and is governed by the terms and conditions of the Partnership Agreement. The business and affairs of Fort Chicago are managed by the General Partner pursuant to the Partnership Agreement. The principal place of business of the Partnership is located at Suite 2150, 300 - 5th Avenue S.W., Calgary, Alberta, Canada, T2P 3C4.

Fort Chicago has two principal business segments, a pipeline transportation segment comprised of a 50 percent ownership interest in the Alliance Pipeline and a 100 percent ownership interest in the AEGS, and a NGL extraction segment, comprised of a 42.7 percent ownership interest in Aux Sable. Each of these businesses owns and operates high-quality, long-life, stable cash flow generating assets that are essential to North America's energy and petrochemical industries.

The Alliance Pipeline consists of a 3,000-kilometre integrated, state-of-the-art, high-pressure, bullet natural gas pipeline, which extends from northeastern British Columbia to delivery points near Chicago, Illinois. Aux Sable is a world-scale NGL extraction and fractionation facility near Chicago. AEGS, a critical component of Alberta's

energy infrastructure, is a 1,324-kilometre ethane pipeline system, which delivers ethane feedstock to Alberta's petrochemical industry.

Fort Chicago and its businesses are also actively developing a number of greenfield investment opportunities that will be a key source of future growth, including liquefied natural gas and pipeline facilitates on the U.S. west coast, Alberta-based ethane and NGL extraction facilities capable of processing off-gas produced by Alberta's oil sands upgraders, a co-generation power facility situated in Ontario and a Nova Scotia based underground natural gas storage facility.

See Section 1 of the Circular, "The Offeror and Fort Chicago".

2. The Fund

The Fund

The Fund is an unincorporated open-ended limited purpose trust formed under the laws of the Province of Ontario by the Declaration of Trust. The Fund completed its initial public offering in April, 2004. The Fund's head and registered office is located at 495 Richmond Street, Suite 920, London, Ontario N6A 5A9.

Under the Support Agreement, the Fund represented that the authorized capital of the Fund consists of an unlimited number of Units.

Based on information provided by the Fund, as at June 20, 2007, there were 20,812,097 Units issued and outstanding.

Based on information provided by the Fund, as at June 20, 2007, there were also Exchangeable Debentures having an aggregate principal value of US$44.160 million issued and outstanding. The Exchangeable Debentures are convertible at the holder's option at any time into Units at a conversion price of $10.75 per Unit.

The Units and the Exchangeable Debentures are listed and posted for trading on the TSX under the symbols "COU.UN" and "CSD.DB.U-T", respectively.

The Fund has invested, indirectly through Countryside Canada, in the District Energy Systems, the California Cogen Facilities and the London Cogen Facility. The District Energy Systems have approximately 122 MW of thermal and electric generation capacity, the California Cogen Facilities have approximately 94 MW (gross output) of electric generation capacity and sold approximately 600,000 thousand pounds of steam in 2006 and upon completion the London Cogen Facility is expected to have 19 MW (gross output) of electric generation capacity (gross output) and is expected to sell approximately 303,100 thousand pounds of steam annually.

3. Background to the Offers

On March 8, 2007, the Fund and Fort Chicago entered into the Confidentiality Agreement pursuant to which Fort Chicago agreed, subject to certain exceptions, that it would keep confidential all information of the Fund made available to Fort Chicago and its representatives in connection with the Offers. In addition, the Confidentiality Agreement contained certain "standstill" provisions.

On March 23, 2007, Fort Chicago made a non-binding indicative bid relating to a potential transaction with the Fund. Following the indicative bid, Fort Chicago and its advisors were provided with access to a secure data site. During this time, a number of meetings were held between Fort Chicago and the Fund and their respective legal and financial advisors and technical consultants to discuss a number of issues relating to various financial, technical and legal due diligence issues in respect of the Fund.

On June 1, 2007, Fort Chicago submitted an offer to acquire the Units. The offer indicated that additional confirmatory due diligence was required. From June 12, 2007, Fort Chicago and the Fund engaged in negotiations on the terms of a Support Agreement as well as the terms of the Lock-up Agreements and the Non-Compete

Agreements and Fort Chicago continued its confirmatory due diligence. At the same time, the Board of Trustees engaged in discussions with the Manager to re-negotiate the terms of the Management Agreement. On June 17, 2007, the Board of Directors of the General Partner met to discuss the Offers and approved the Offers subject to certain conditions. On June 20, 2007, the parties reached consensus on the material terms, the Fund concluded its negotiations with the Manager and the Support Agreement was executed and delivered by the parties. Prior to the opening of markets on June 20, 2007, a press release announcing that the Support Agreement had been entered into was released by each of Fort Chicago and the Fund.

4. Agreements Relating to the Offers

Confidentiality Agreement

On March 8, 2007 the Fund entered into the Confidentiality Agreement with the Fund. The Confidentiality Agreement contains customary provisions, including provisions whereby the Fund and its affiliates agreed (i) to keep confidential information concerning the Fund disclosed to them; and (ii) to certain "standstill" provisions.

Support Agreement

On June 20, 2007, Fort Chicago and the Fund entered into the Support Agreement which sets out the terms and conditions upon which the Offeror agreed to make the Offers. On July 3, 2007, Fort Chicago assigned its rights and liabilities under the Support Agreement to the Offeror, provided that Fort Chicago continues to be liable to the Fund for any default in performance by the Offeror. The following is a summary of the principal terms and conditions of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by the Fund and Fort Chicago with the Canadian securities regulatory authorities, which is available at www.sedar.com.

The Offers

The Offeror agreed to make the Offers on the terms and conditions set forth in the Support Agreement. The only conditions of the Offers are those described in Section 4 of the Offers to Purchase, "Conditions of the Offers".

Support for the Unit Offer

The Fund agreed to support the Unit Offer on the terms set forth in the Support Agreement. The Fund represented to Fort Chicago in the Support Agreement that:

(a) the Board of Trustees approved the Support Agreement;

(b) the Board of Trustees determined following consultation with its financial and outside advisors and following the receipt and review of a recommendation from the Special Committee that the consideration per Unit offered pursuant to the Unit Offer is fair to Unitholders and that the Unit Offer is in the best interests of the Fund and Unitholders;

(c) the Board of Trustees resolved to recommend that all Unitholders accept the Unit Offer provided the Unit Offer is not amended except in accordance with the terms and conditions of the Support Agreement;

(d) the Fund obtained the Fairness Opinion from RBCDS that, as at the date of such opinions, the consideration per Unit offered pursuant to the Unit Offer is fair from a financial point of view to Unitholders; and

(e) after reasonable enquiry, the Board of Trustees has been advised and believes that each of the trustees and senior officers of the Fund, the Manager and the officer of the Manager intends to tender or cause to be tendered to the Unit Offer all Units of which he, she or it is the beneficial owner.

Modification or Waiver of Terms of the Offers

The Support Agreement provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offers, provided, however, that the Offeror shall not, without the prior written consent of the Fund: (i) modify or waive the Minimum Condition; (ii) decrease the consideration per Unit; (iii) change the form of consideration payable under the Offers (other than to add additional consideration); (iv) decrease the number of Units in respect of which the Unit Offer is made; or (v) impose additional conditions to the Offers or otherwise vary the Offers (or any terms or conditions thereof) in a manner which is adverse to Unitholders.

Designation of Trustees

The Fund has agreed that immediately following the acquisition pursuant to the Unit Offer by the Offeror of such number of Units as is at least equal to the Minimum Condition, if so requested by the Offeror, the Fund shall use its commercially reasonable efforts to facilitate the reconstitution of the Board of Trustees through resignations of some or all, as applicable, of the Fund's trustees (subject to certain provisions of the Support Agreement) and the appointment of nominees of the Offeror in their stead.

Representations and Warranties of the Fund

The Fund has made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others: organization and qualification, authority relative to the Support Agreement, no violations, capitalization, no Material Adverse Change, brokerage fees, conduct of business, licenses and permits, reports, liabilities and guarantees, material contracts, litigation, officer obligations, reporting issuer status, business in compliance with Laws, employment matters, tax matters, environmental matters, real property, assets in good condition, insurance, payments from US Energy Biogas Corp., non-arm's length transactions, disclaimer of additional representations and warranties and knowledge of the Fund.

Representations and Warranties of Fort Chicago

Fort Chicago has made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others: organization and qualification, authority relative to the Support Agreement, no-violations, funds available, unit ownership, residency and knowledge.

Conduct of Business by the Fund

The Fund (which for the purposes hereof includes each of the Fund's Subsidiaries) covenanted and agreed that during the period from June 20, 2007, until the Support Agreement is terminated by its terms, unless the Offeror shall otherwise consent in writing (any such consent not to be unreasonably withheld or delayed), and except: (i) as otherwise expressly permitted or specifically contemplated by the Support Agreement; (ii) as otherwise required by applicable Law; and (iii) as otherwise disclosed in the Disclosure Letter:

(a) the business of the Fund shall be conducted only in, and the Fund shall not take any action except in, the ordinary course of business and consistent with past practice. The Fund shall use commercially reasonable efforts to maintain and preserve its business organization and goodwill and assets, to keep available the services of its officers and Employees and to maintain satisfactory relationships with Persons having business relationships with the Fund, and shall not make any material change in the business, assets, liabilities, operations, capital or affairs of the Fund;

(b) the Fund shall not directly or indirectly do or permit to occur any of the following: (i) amend the Declaration of Trust or other constating documents, as applicable; (ii) declare, pay or set aside for payment any Excess Distribution Amount of any kind (whether in cash, securities, property or otherwise) in respect of Units or other securities; (iii) issue, sell, pledge or agree to issue, sell or pledge any Units or other securities of the Fund, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Units, other than the Units issuable pursuant to the Exchangeable Debentures, or the DUP Units; (iv) redeem, purchase or otherwise

acquire any of its outstanding Units or other securities; (v) split, combine or reclassify any of its Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of the Fund; (vii) reorganize, amalgamate or merge the Fund with any other Person, or (viii) enter into or modify any Contract to do any of the foregoing;

(c) without limiting the generality of paragraph (a) above, the Fund shall not directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any assets, except in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) another Person or division thereof or make any investment either by purchase of shares or securities, contribution of capital (other than to Subsidiaries), property transfer or purchase of any property or assets of any other Person or division thereof, except for acquisitions and other purchases or expenditures in the ordinary course of business consistent with past practice and except in connection with any acquisitions contemplated by the Management Arrangements; (iii) incur any material indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person (other than in respect of the Fund or one of its Subsidiaries) or make any loans or advances, except in the ordinary course of business and consistent with past practice; (iv) expend or commit to expend any amounts with respect to capital expenditures except in the ordinary course of business and consistent with past practice; (v) discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the Audited Financial Statements (as such term is defined in the Support Agreement) or of liabilities incurred since December 31, 2006 in the ordinary course of business and consistent with past practice or liabilities or obligations disclosed in the Disclosure Letter; (vi) enter into any Material Contract or collective agreement or waive, release, grant or transfer any rights of value or modify or change in any respect any existing Material Contract; (vii) make any material changes to existing accounting principles and practices, except as required by GAAP; (viii) enter into any Contract (as such term is defined in the Support Agreement) on a non-arm's length basis; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d) the Fund shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies of the Fund not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for market-based premiums are in full force and effect;

(e) intentionally take any action, or fail to take any action, which would reasonably be expected to result in the representations and warranties set out in the Support Agreement to be untrue at any time while the Offers are outstanding;

(f) the Fund shall not create any new Officer Obligations (as such term is defined in the Support Agreement) and the Fund shall not grant to any trustee, officer, director or Employee an increase in compensation in any form, make any loan to any trustee, officer, director or employee, or take any action with respect to the grant of any severance or termination pay arising from the Offers or a change of control of the Fund or enter into any employment agreement with, any trustee, officer, director or Employee, or enter into any other agreement with respect to any increase of benefits payable under its current severance or termination pay or any other policies, except to give effect to practices regarding non-executive employee wages and benefits in the ordinary course consistent with past practices, provided however that the Fund shall be permitted to fund or reimburse, severance termination and retention payments arising from or relating to the Offers disclosed in the Disclosure Letter; and

(g) the Fund shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of

Employees (as such term is defined in the Support Agreement) except with respect to its obligations under existing provisions of any of the Fund Plans (as such term is defined in the Support Agreement) or arrangement disclosed in the Disclosure Letter.

Non-Solicitation

The Fund agreed, among other things, that it will not, directly or indirectly, through the Manager, any trustee, officer, director, employee, representative, advisor or agent of the Fund or any of its Subsidiaries (a "**Fund Representative**"): (a) make, solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Alternative Transaction; (b) participate in any discussions or negotiations regarding an Alternative Transaction; (c) withdraw or modify in a manner adverse to the Offeror, the approval of the Board of Trustees of the Unit Offer; (d) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction; or (e) accept or enter into any agreement, understanding or arrangement in respect of an Alternative Transaction provided that nothing contained in the Support Agreement shall prevent the Board of Trustees from entering into any agreement or engaging and participating in discussions or negotiations with or furnishing information to any Person who has made a written proposal regarding an Alternative Transaction that is a Superior Proposal provided that the Fund has complied with its obligations under the Support Agreement.

The Fund is required to, and is required to cause the Fund Representatives to, immediately terminate any existing discussions or negotiations with any parties (other than the Offeror and its Affiliates) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Alternative Transaction.

The Fund agreed not to release any third party from any confidentiality and standstill agreement to which the Fund and such third party are parties (other than the Offeror and its Affiliates) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Alternative Transaction except that the Fund shall be permitted to release third parties from any prohibition in making a non-public proposal of an Alternative Transaction to the Board of Trustees if the Board of Trustees determines that such third party has made or is reasonably likely to make a Superior Proposal provided that the Fund has complied in all material respects with certain provisions of the Support Agreement. The Fund has agreed to promptly request the return or destruction of all information provided to any third party which, at any time since December 1, 2006, has entered into a confidentiality agreement with the Fund relating to a potential Alternative Transaction to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreements subject to the terms of such confidentiality agreements.

Notification of Alternative Transactions

The Fund agreed to promptly notify the Offeror, at first orally and then in writing, of any future Alternative Transaction or inquiry that could reasonably be expected to lead to an Alternative Transaction, in each case received after June 20, 2007, of which the Manager or any of its trustees or officers have or becomes aware, or any amendments to the foregoing, or any request for discussions or negotiations or non-public information relating to the Fund or any of its Subsidiaries in connection with an Alternative Transaction, or for access to the properties, books or records of the Fund or any of its Subsidiaries by any Person that informs the Fund or such Subsidiary that it is considering making, or has made, a proposal regarding an Alternative Transaction and any amendment thereto.

Access to Information; Negotiations

Notwithstanding the non-solicitation obligation of the Fund under the Support Agreement described above under "Non-Solicitation", if the Fund receives a request for material non-public information from a Person who proposes an Alternative Transaction and the Board of Trustees determines in good faith after consultation with its financial advisor and its outside counsel that the failure to take such action would breach the Board of Trustees' fiduciary duties that such proposal would be reasonably likely, if consummated, to lead to a Superior Proposal, then the Board of Trustees may, subject to the execution by such Person of a confidentiality agreement having terms not less favourable to the Fund than the Confidentiality Agreement, provide such Person with access to information regarding the Fund (including access to the Data Site (as defined in the Support Agreement)), provided that the Offeror is promptly provided with a list and copies of all information provided to such Person not previously

provided to the Offeror and is promptly provided with access to information similar to that which was provided to such Person.

Changes in Recommendations

The Fund covenanted that it would not accept, approve, recommend or enter into any agreement, understanding or arrangement, or propose publicly to do any of the foregoing, in respect of a Alternative Transaction (other than a confidentiality agreement as permitted by the terms of the Support Agreement) unless and only if: (a) the Board of Trustees has determined in good faith (after consultation with its financial advisors and its outside legal counsel), that failure to take such action would breach the Board of Trustees' fiduciary duties and that the Alternative Transaction constitutes a Superior Proposal, and the Board of Trustees has determined, subject only to compliance with the Support Agreement, to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of the Superior Proposal; (b) the Fund has promptly notified the Offeror in writing of such determination, and, in the case of an Alternative Transaction that includes non-cash consideration, has informed the Offeror in writing of the value or range of values attributed by the Board of Trustees in good faith to such non-cash consideration after consultations with its financial advisors and after considering the liquidity, tax and any other relevant implications or considerations in relation to the non-cash consideration, and has provided the Offeror with a copy of the agreement, understanding or arrangement, as the case may be; (c) it has complied with its obligations under Article 6 of the Support Agreement and has provided the Offeror with a copy of the Superior Proposal document; and (d) five Business Days shall have elapsed from the date the Offeror received written notice from the Board of Trustees and the other documentation contemplated by the terms of the Support Agreement that the Board of Trustees has determined, subject only to the Offeror's right to match described below, to accept, approve, recommend or enter into a binding agreement, to proceed with the Superior Proposal.

Right to Match Superior Proposal

During the five Business Day period referred to in the preceding paragraph (the "**Response Period**"), the Fund agreed that the Offeror shall have the right, but not the obligation, to offer to amend the terms of the Unit Offer. The Board of Trustees shall, in good faith, review any proposal by the Offeror to amend the terms of the Unit Offer, including an increase in, or modification of, the consideration to be received by the Unitholders, in order to determine in good faith in the exercise of its fiduciary duties whether the Alternative Transaction to which the Offeror is responding would be a Superior Proposal when assessed against the Unit Offer as it is proposed by the Offeror to be amended. If the Board of Trustees does not so determine, the Board of Trustees will promptly reaffirm its recommendation of the Unit Offer, as so amended. If the Board of Trustees does so determine, the Fund may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal. Each successive amendment to any Alternative Transaction that results in an increase in, or modification of, the consideration (a value of such consideration) to be received by the Unitholders constitutes a new Alternative Transaction for the purposes of the Support Agreement and affords the Offeror a new Response Period in respect of each such Alternative Transaction.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Effective Time as follows:

(a) by the Offeror or the Fund if any Law makes the making or completion of the Unit Offer or the transactions contemplated thereby illegal or otherwise prohibited;

(b) by the Offeror if the Minimum Condition is not satisfied;

(c) by the Fund if the Offeror shall not have performed in all material respects any covenant to be performed by it under the Support Agreement or if any representation or warranty of the Offeror or Fort Chicago shall have been or become untrue in any material respect;

(d) by the Offeror if (a) any representation or warranty of the Fund contained in the Support Agreement is made by the Fund on the date of the Support Agreement (i) that is qualified by a

reference to a Material Adverse Change or materiality shall have become untrue or incorrect in any respect; and (ii) that is not qualified by a reference to a Material Adverse Change or materiality shall have become untrue or incorrect in any material respect, or (b) the Fund shall not have observed or performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed and/or performed by the Fund at or prior to the Expiry Time, unless such non-performance or breach, if capable of being remedied, is remedied by the Fund within ten Business Days from the date of notice of termination from the Offeror;

(e) by the Offeror if there is a Material Adverse Change in respect of the Fund;

(f) by the Offeror if the Board of Trustees shall have: (i) withdrawn or modified in a manner adverse to the Offeror its approval or recommendation of the Unit Offer (unless the Offeror shall have breached a covenant under the Support Agreement in such a manner as would entitle the Fund to terminate the Support Agreement in accordance with its terms); (ii) approved or recommended an Alternative Transaction or entered into a binding written agreement in respect of an Alternative Transaction (other than a confidentiality agreement permitted by the Support Agreement) or (iii) failed to reaffirm the approval or recommendation of the Unit Offer by press release as soon as practicable (and in any event within five Business Days) after the public announcement of, or the public announcement of any intention to make or propose, any Alternative Transaction (or if the Unit Offer is scheduled to expire prior to that five Business Day period, prior to the scheduled expiry of the Unit Offer);

(g) by the Fund if (i) the Unit Offer (or any amendment thereto other than as permitted by the Support Agreement or any amendment thereof that has been mutually agreed to by the parties) does not conform in all material respects with Schedule A to the Support Agreement or any amendment thereof that have been mutually agreed to by the parties; or (ii) the Unit Offers have been terminated, withdrawn or expire without Units being taken up thereunder;

(h) by the Fund to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the Support Agreement); or

(i) by either the Offeror or the Fund if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Support Agreement.

Termination Fee

The Fund agreed to pay to the Offeror a termination fee (the "**Termination Fee**") in a sum equal to $5.5 million, in the event that:

(a) the Offeror terminates the Support Agreement in the circumstances set out in item (f) above under the heading "Termination of the Support Agreement";

(b) the Fund terminates the Support Agreement in the circumstances set out in item (h) above under the heading "Termination of the Support Agreement"; or

(c) the Offeror shall have terminated the Agreement pursuant to item (i) above as a result of the failure to satisfy the Minimum Condition following the public announcement of an Alternative Transaction (or an amendment thereto) which is ultimately consummated within twelve (12) months of the date of the termination of this Agreement.

The Termination Fee shall be due within five Business Days of the first to occur of (a), (b) or (c) above.

Expense Reimbursement

If this Agreement has been terminated by the Offeror under item (d) above, without any payment of the Termination Fee, and the event giving rise to the termination either prevented the completion of the Unit Offer or materially delayed (or would have materially delayed but for the termination) the completion of the Unit Offer, the Fund shall, within two Business Days following the termination of the Support Agreement, pay to the Offeror on account of its expenses in connection with the proposed acquisition of Units and related transactions the sum of $2,000,000.00.

Subsequent Acquisition Transaction or Compulsory Acquisition

The Support Agreement provides that after the Offeror takes up and pays for the Units under the Unit Offer, the Offeror shall, subject to (i) the terms and conditions of the Support Agreement (including that the Offeror shall not be required to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if any matter occurs after the Expiry Time which, had such matter occurred prior to the Expiry Time would have caused one of the conditions in Schedule A to the Support Agreement not to have been satisfied); and (ii) the receipt of any required relief, on terms and conditions satisfactory to the Offeror, acting reasonably, from applicable Securities Authorities in respect of the Compulsory Acquisition or Subsequent Acquisition Transaction, as soon as practicable pursue and consummate a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire the remaining Units and/or assets of the Fund. The Fund has agreed to cooperate fully with the Offeror, including without limitation taking all steps and doing all such acts and things, and causing its Subsidiaries to take all steps and to do all such acts and things, if applicable, as may be reasonably requested by the Offeror, in the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction and related post-closing reorganizations.

Further Cooperation

The Fund has also agreed:

(a) to request, prior to the date of the Offers and again prior to and promptly following the Expiry Date, that the TSX maintain the stock exchange listing for the Units and the Exchangeable Debentures (and to maintain the Units and the Exchangeable Debentures as posted for trading) throughout the term of, and upon completion of, the Unit Offer, and until completion of any Compulsory Acquisition or Subsequent Acquisition Transaction;

(b) If so requested by the Offeror, the Fund agrees to provide, and to cause the Manager to provide, access to the Offeror and its Affiliates to the books and records and officers, management personnel and advisors of the Fund and the Manager and to provide, and to cause the Manager to provide, assistance in the preparation of any prospectus or other offering documents to be filed in connection with any offering of securities by Fort Chicago;

(c) to cooperate with the Offeror's lenders in connection with the financing of the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction, and to provide reasonable access to such lenders to the books and records and officers and advisors of the Fund and its Subsidiaries for such purpose upon the execution and delivery by such lenders of a confidentiality agreement in substantially the form of the Confidentiality Agreement;

(d) to introduce the Offeror to its lenders and to facilitate communication between its lenders, the Offeror and the Offeror's lenders for the purpose of paying out and terminating the Fund's and its Subsidiaries' current credit facilities as soon as possible after the Effective Time;

(e) to cooperate with, and to provide reasonable assistance to, the Offeror in connection with the Offeror's planning for, and implementation of, a reorganization of the Fund and its Subsidiaries on or after the Effective Time, provided that such reorganization shall not have an adverse impact on Unitholders and that, for greater certainty, the Fund shall not be required to implement such reorganization prior to the Effective Time;

(f) prior to the Effective Time, the Fund agrees to cooperate with, and to provide reasonable assistance to, the Offeror in connection with the Offeror's obtaining title insurance, including by providing title and survey affidavits, statutory declarations and estoppel certificates requested by the Offeror;

(g) use commercially reasonable efforts to maintain in effect or to continue to process renewal of all material registrations, permits, licences, approvals, certificates and other rights, qualifications and authorizations (including any such registrations, permits, licences, approvals, certificates and other rights, qualifications and authorizations required by the energy regulatory authorities) pursuant to which the Fund operates; and

(h) the Fund shall promptly advise the Offeror orally and in writing of any Material Adverse Change in respect of the Fund or any state of facts which could reasonably be expected to result in a Material Adverse Change and shall, in good faith, discuss with the Offeror any change, effect, event or occurrence which is of such a nature that there may be reasonable doubt as to whether the Offeror should be advised.

Trustees' and Officers' Insurance

The Fund and Offeror agreed that, prior to the Effective Date, the Fund will purchase "run-off" directors' and officers' liability insurance providing protection at least as favourable to the protection provided by the policies maintained by the Fund that are in effect immediately prior to the Effective Date and covering the same Persons and providing protection in respect of the claims arising from facts or events which occurred prior to the Effective Date for a period of six years after the Effective Date, provided that the premiums for such insurance shall not exceed $500,000 and if the cost of such premiums for such insurance coverage exceeds such amount, the Fund shall use its best efforts to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost.

Distributions Following the Take-Up Date

Provided that the Offeror takes up and pays for Units in accordance with the terms of the Unit Offer, the Fund agreed that the regular monthly cash distributions made to Unitholders will, as of and after the Take-Up Date, be suspended unless any such distribution is agreed to in writing by the Offeror; provided that, (i) if the Take-Up Date falls after the 10th calendar day of the month in which it occurs, the Fund may declare and pay to the Unitholders a portion of the regular monthly cash distribution of $0.0863 per Unit *pro rata* for the number of days that have elapsed in that month, and (ii) the Fund may declare and pay to the Unitholders the regular monthly distribution of $0.0863 per Unit for all months ending prior to the month in which the Take-Up Date occurs.

Assignments

Fort Chicago is permitted to assign all or any part of its rights and obligations under the Support Agreement to a direct or indirect wholly-owned Subsidiary or other Affiliate of Fort Chicago without the prior express written consent of the other parties to the Support Agreement provided that such assignment has no material adverse tax or other effects to the Fund or the Unitholders, and provided further that if such assignment takes place, Fort Chicago shall continue to be liable to the Fund for any default in performance by the assignee. It is pursuant to this provision of the Support Agreement that Fort Chicago assigned its rights and liabilities under the Support Agreement to the Offeror.

Lock-Up Agreements

On June 20, 2007, the Offeror entered into Lock-Up Agreements with those trustees who hold Units and the principals of the Manager (the "Sellers") pursuant to which the Sellers have agreed to tender all Units held by them to the Unit Offer and to otherwise support the Unit Offer. As at June, 2007, the Sellers represented that they beneficially owned 52,590 Units, representing in the aggregate less than 1% of the outstanding Units on such date.

Pursuant to the Lock-Up Agreements, the Sellers have agreed with the Offeror to accept the Unit Offer and validly deposit all of the Units held by such party, including any Units directly or indirectly acquired by such party after June 20, 2007 and not to withdraw Units deposited.

The Lock-Up Agreements may be terminated:

(a) by mutual consent of the Seller and the Offeror;

(b) by the Seller, if the Offeror has not taken up and paid for the Subject Units (as defined in the Lock-Up Agreements) pursuant to the Offer by the Outside Date;

(c) by the Seller, if the Support Agreement is terminated by the Fund; or

(d) by the Offeror, if: (i) any condition to the Offer is not satisfied or waived by the time that the Offeror proposes to accept Units for take up under the Offer, and the Offeror does not elect to waive such condition; or (ii) the Seller has not complied with all of the covenants contained in the Lock-Up Agreements in any material respect or if any representation or warranty of the Seller under the Lock-Up Agreements is untrue or incorrect in any material respect.

Non-Competition and Non-Solicitation Agreements

It is a condition of the Unit Offer that the principals of the Manager enter into the Non-Compete Agreements. The Non-Compete Agreements will provide that the individual shall not, while engaged or employed by Fort Chicago or any of its Subsidiaries (as defined in the Non-Compete Agreement) and for 12 months thereafter, in the capacity of an employee, officer, director, owner, lender, guarantor, advisor, consultant or promoter (in each case through his personal involvement) carry on or be engaged in any undertaking which competes or would compete, in any way, with the business of a Facility. The non-competition covenant applies to: (i) for the Ripon Facility, the area within a 25 mile radius of the Ripon Facility; (ii) for the San Gabriel Facility, the area within a 15 mile radius of the San Gabriel Facility; and (iii) for each Canadian Facility, the area within a 50 mile radius of such Canadian Facility. The individual also agrees not to solicit any employee of Fort Chicago or any of its subsidiaries, or any employee of North American Energy Systems who performs services at a Facility, to accept employment or engagement elsewhere. For the purposes of the Non-Compete Agreements: "**Facility**" means any of the Ripon Facility, the San Gabriel Facility and the Canadian Facility; "**Ripon Facility**" means the Ripon Facility (as defined in the Annual Information Form of the Fund for the year ended December 31, 2006, filed with the Canadian securities regulatory authorities); "**San Gabriel Facility**" means the San Gabriel Facility (as defined in the Annual Information Form of the Fund for the year ended December 31, 2006, filed with the Canadian securities regulatory authorities); and "**Canadian Facility**" means each of the London District Energy System, the PEI District Energy System or the London Cogen Facility (each as defined in the Annual Information Form of the Fund for the year ended December 31, 2006, filed with the Canadian securities regulatory authorities).

5. Purpose of the Offers and Plans for the Fund

Purpose of the Offers

The purpose of the Offers is to enable the Offeror to acquire all of the issued and outstanding Units and Exchangeable Debentures. If the conditions of the Offers are satisfied or waived and the Offeror takes up the Units and Exchangeable Debentures deposited under the Offers, the Offeror is required under the Support Agreement to acquire any Units and Exchangeable Debentures not deposited under the Offers by Compulsory Acquisition, or to propose a Subsequent Acquisition Transaction. If the Minimum Condition is satisfied and the Offeror takes up the Units deposited under the Unit Offer, the Offeror should own sufficient Units to effect a Subsequent Acquisition Transaction in respect of the Units. The Offeror is not obligated to take up any of the Exchangeable Debentures tendered to the Debenture Offer unless the conditions to the Unit Offer are satisfied. There is no minimum condition to the Debenture Offer.

Plans for the Fund

If the Minimum Condition is satisfied and the Offeror takes up Units (and Exchangeable Debentures, if any) under the Offers, the Offeror currently intends to effect certain changes with respect to the composition of the Board of Trustees to allow one or more designees of the Offeror to become members of the Board of Trustees and to represent at least a majority of the Board of Trustees.

If permitted by applicable Laws, subsequent to the completion of the Offers and a Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Units and Exchangeable Debentures from the TSX and, if there are fewer than 15 securityholders of the Fund in any province or territory of Canada, to cause the Fund to cease to be a reporting issuer under the Securities Laws of each such province and territory as described in Section 13 of this Circular, "Effect of the Offers on the Market for Units and Exchangeable Debentures; Stock Exchange Listings and Quotations; and Public Disclosure by the Fund".

6. Acquisition of Securities Not Deposited

General

The purpose of the Offers is to enable the Offeror to acquire all outstanding Units and Exchangeable Debentures. If the Offeror takes up Units deposited under the Unit Offer and acquires at least 90% of the issued and outstanding Units or more than 66⅔% of the issued and outstanding Units, the Offeror will, to the extent possible, acquire or cause the redemption of, directly or indirectly, the remaining Units pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction, as discussed below. The Offeror reserves the right to proceed with a Subsequent Acquisition Transaction in lieu of a Compulsory Acquisition in respect of the Units where at least 90% or more of the issued and outstanding Units have been taken up under the Unit Offer. If the Offeror takes up not less than 66⅔% or at least 90% of the issued and outstanding principal amount of Exchangeable Debentures pursuant to the Debenture Offer, the Offeror will seek to acquire, directly or indirectly, all of the remaining Exchangeable Debentures not deposited under the Debenture Offer by a Subsequent Acquisition Transaction or a Compulsory Acquisition, as discussed below. The Offeror will not be required to take up any of the Exchangeable Debentures tendered to the Debenture Offer unless and until the Offeror takes up the Units tendered to the Unit Offer. The Offeror will cause the Units and Exchangeable Debentures acquired under the Offers to be voted in favour of any such Subsequent Acquisition Transaction, and, to the extent permitted by law, the Declaration of Trust or the Debenture Indenture, to be counted in any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, the Offeror will own sufficient Units to effect such a Subsequent Acquisition Transaction in respect of the Units. If not less than 66⅔% of the principal amount of the Exchangeable Debentures are taken up under the Debenture Offer, the Offeror will own sufficient Exchangeable Debentures to effect a Subsequent Acquisition Transaction in respect of the Exchangeable Debentures.

Units

In order to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction with respect to the Units, the Offeror intends that the Declaration of Trust be amended as described below under "Unit Special Resolutions". The Declaration of Trust permits such amendments and the Unit Special Resolutions to be approved in writing by Unitholders holding more than 66⅔% of the outstanding Units. The execution of the Letter of Acceptance and Transmittal for the Unit Offer by CDS on behalf of Depositing Unitholders grants the Offeror an irrevocable power of attorney to approve the Unit Special Resolutions and irrevocably constitutes, appoints and authorizes any director or officer of the Offeror, by way of such power of attorney, to pass the Unit Special Resolutions on behalf of the Depositing Unitholders and take such other steps to implement the Unit Special Resolutions as are described below under "Unit Special Resolutions". Accordingly, by tendering to the Unit Offer, Depositing Unitholders will be, among other things, approving and authorizing the Unit Special Resolutions to be implemented and the amendments to the Declaration of Trust to proceed to permit the Offeror to acquire or cause the redemption of all of the Units not tendered under the Unit Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Compulsory Acquisition of Units

If the Offeror decides to proceed with a Compulsory Acquisition, it has agreed to be bound by the provisions of the Declaration of Trust which relate to a Compulsory Acquisition. If within the time provided in the Unit Offer for its acceptance or within 45 days after the date the Unit Offer is made, whichever is shorter, the Unit Offer is accepted by Unitholders representing at least 90% of the outstanding Units (other than Units held by or on behalf of the Offeror or an affiliate or associates of the Offeror) and the Offeror is bound to take up and pay for or has taken up and paid for the Units of the Unitholders who accepted the Unit Offer, then the Offeror is entitled to acquire, and Dissenting Unitholders (as defined below) are required to sell to the Offeror, the Units held by the Dissenting Unitholders for the same consideration per Unit payable or paid, as the case may be, under the Unit Offer.

To exercise such right, the Offeror shall send by registered mail within 30 days after the Expiry Date a notice (the "Offeror's Notice") to each Unitholder who did not accept the Unit Offer (a "Dissenting Unitholder") stating that: (i) Unitholders holding at least 90% of the Units of all Unitholders have accepted the Unit Offer (other than Units held by or on behalf of the Offeror or an affiliate or associate of the Offeror); (ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Units of the Unitholders who accepted the Unit Offer; (iii) Dissenting Unitholders must transfer their respective Units to the Offeror on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Unit Offer within 21 days after the date of the sending of the Offeror's Notice; and (iv) Dissenting Unitholders must send their respective Unit certificates to the Fund within 21 days after the date of the sending of the Offeror's Notice. A Dissenting Unitholder to whom an Offeror's Notice is sent, shall, within 21 days after the sending of the Offeror's Notice, send their Unit certificates to the Fund, duly endorsed for transfer, if a Unit certificate has been provided. Within 21 days after the Offeror sends an Offeror's Notice, the Offeror shall pay or transfer to the Board of Trustees or to such other person as the Board of Trustees may direct the cash that is payable to Dissenting Unitholders. The Board of Trustees or the person directed by the Board of Trustees shall hold in trust for the Dissenting Unitholders the cash it receives. The Board of Trustees shall deposit the cash in a separate account in a Canadian chartered bank.

Within 30 days after the date of the sending of an Offeror's Notice, the Board of Trustees, if the Offeror has paid to the Board of Trustees or the person directed by the Board of Trustees the consideration payable to Dissenting Unitholders, shall: (i) do all acts and things and execute and cause to be executed all instruments as in the Board of Trustees' opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Offeror; (ii) send to each Dissenting Unitholder who has complied with the above, the consideration to which such Dissenting Unitholder is entitled; and (iii) send to each Dissenting Unitholder who has not complied with the above, a notice stating that: (A) his or her Units have been transferred to the Offeror, (B) the Board of Trustees or the person directed by the Board of Trustees is holding in trust the consideration for such Units; and (C) the Board of Trustees or the person directed by the Board of Trustees will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholders' certificates, and the Board of Trustees is appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the above.

The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of the Declaration of Trust. Reference should be made to Section 13.13 of the Declaration of Trust for a complete description of the provisions regarding Compulsory Acquisitions of Units. The provisions of Section 13.13 of the Declaration of Trust are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Unitholders should refer to Section 13.13 of the Declaration of Trust for the full text of the relevant provisions and those who wish to be better informed about these provisions should consult their legal advisors.

The Offeror currently intends to amend the provisions of Section 13.13 of the Declaration of Trust, to provide that Units held by Dissenting Unitholders will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror's Notice and that those Dissenting Unitholders will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Unitholders if they had tendered those Units to the Unit Offer. If the Offeror elects to proceed by way of Compulsory Acquisition of Units, it is the current intention of the

Offeror to provide the Offeror's Notice immediately following the take up of Units deposited under the Unit Offer with the result that the Offeror would acquire 100% of the Units at that time. See "Unit Special Resolutions" below.

See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a discussion of the tax consequences to Unitholders in the event of a Compulsory Acquisition of Units.

Subsequent Acquisition Transaction for the Units

If the Offeror takes up and pays for Units pursuant to the Offer and a right of Compulsory Acquisition is not available or the Offeror determines not to avail itself of such right, the Offeror currently intends to use all reasonable commercial efforts to proceed with the acquisition or cause the redemption of the balance of the Units as soon as practicable by way of a Subsequent Acquisition Transaction. Such Subsequent Acquisition Transaction may include, without limitation: (a) the transfer by the Fund of its assets to, and the assumption of liabilities of the Fund by, the Offeror or one or more affiliates of the Offeror; (b) the redemption of all of the outstanding Units (other than those held by the Offeror, Fort Chicago or their affiliates) at the price per Unit under the Unit Offer (which right is not currently permitted under the Declaration of Trust) and a wind up and termination of the Fund; and (c) amendments to the Declaration of Trust to facilitate the implementation of such transactions and consequential matters (including amendments to permit the redemption of the Units at the option of the Fund and to permit redemptions in cash or in kind). The Offeror, Fort Chicago or their affiliates may provide financial assistance to the Fund in connection with any redemption and wind up and termination of the Fund. The approval of more than 66⅔% of the votes cast by holders of the outstanding Units and the approval of a majority of the votes cast by "minority" Unitholders (including Units tendered into the Unit Offer by "minority" Unitholders) will be required to approve the Subsequent Acquisition Transaction. If the Minimum Condition is satisfied and the Offeror takes up any pays for the tendered Units, it expects to own sufficient Units to effect a Subsequent Acquisition Transaction. The timing and details of any Subsequent Acquisition Transaction will depend on a number of factors, including the number of Units acquired pursuant to the Unit Offer. The Offeror reserves the right, subject to the terms of the Support Agreement, to proceed by way of a Subsequent Acquisition Transaction on terms other than as described above. If the Offeror elects to proceed by way of a Subsequent Acquisition Transaction, it is the current intention of the Offeror to proceed with the Subsequent Acquisition Transaction immediately following the take up of Units deposited under the Unit Offer with the result that the Offeror would acquire 100% of the Units at that time or 100% of the Units held by Dissenting Unitholders would be redeemed at that time.

See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations" for a discussion of the tax consequences to a Unitholder in the event of certain Subsequent Acquisition Transactions.

If for any reason the approvals or authorizations provided to the Offeror in the Letter of Acceptance and Transmittal for the Units are ineffective, in whole or in part, then in order to effect a Subsequent Acquisition Transaction for the Units, the Offeror would expect to seek Unitholder approval of the Unit Special Resolutions at a special meeting of the Unitholders to be called for such purpose or in writing as permitted by the Declaration of Trust and applicable Securities Laws. In those circumstances, the approval of more than 66⅔% of the votes cast by holders of the outstanding Units and the approval of a majority of the votes cast by "minority" holders of Units (including Units tendered into the Unit Offer by "minority" holders of Units) would be required at a meeting duly called and held for the purpose of approving such Subsequent Acquisition Transaction, or the written approval of the holders of more than 66⅔% of the Units and the written approval of the holders of a majority of the Units held by "minority" holders of Units (including Units tendered into the Unit Offer by "minority" holders of Units) of those Unit Special Resolutions would be required. The Offeror would cause Units acquired under the Unit Offer to be voted in favour of the Unit Special Resolutions and such Subsequent Acquisition Transaction. With respect to applicable Securities Laws and votes by "minority" Unitholders, see the discussion below under the heading "OSC Rule 61-501, Regulation Q-27 and Regulations".

If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction for the Units as outlined above, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Units in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from the Fund. Any additional purchases of Units could be at a price greater than, equal to or less than the price to be paid for Units under the Unit Offer and

could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Units acquired pursuant to the Unit Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Units under the Unit Offer.

Unitholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction for the Units.

Unit Special Resolutions

The Offeror currently intends to effect the Subsequent Acquisition Transaction by resolution in writing signed by Unitholders holding more than 66⅔% of the outstanding Units rather than seeking Unitholders' approval at a special meeting to be called for that purpose. The Offeror currently intends to use the power of attorney granted to the Offeror in the Letter of Acceptance and Transmittal for the Unit Offer to pass the resolutions in writing to effect the Subsequent Acquisition Transaction immediately after the Offeror takes up Units tendered to the Unit Offer.

The execution of the Letter of Acceptance and Transmittal for the Unit Offer by CDS on behalf of Depositing Unitholders grants the Offeror an irrevocable power of attorney to approve, and irrevocably constitutes, appoints and authorizes any director or officer of the Offeror, and any other persons designated by the Offeror in writing, by way of such power of attorney, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Unitholders, with respect to Units deposited under the Unit Offer and not at such time validly withdrawn, effective from and after the take up of Units by the Offeror, with full power of substitution, in the name of and on behalf of CDS, on behalf of such Depositing Unitholder (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, special resolutions of the Unitholders under, pursuant to and in accordance with the provisions of the Declaration of Trust:

(a) **approving the Subsequent Acquisition Transaction, including, if applicable, the transfer by the Fund of its assets to, and the assumption of liabilities of the Fund by, the Offeror or one or more affiliates of the Offeror and the wind-up and termination of the Fund, provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to or approval of the Unitholders not to proceed with the Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;**

(b) **amending Section 13.13 of the Declaration of Trust to provide that Units held by Dissenting Unitholders will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror's Notice in respect of a Compulsory Acquisition of Units for the Units and that those Dissenting Unitholders will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Unitholders if the Dissenting Unitholders had tendered those Units to the Unit Offer;**

(c) **approving any such Compulsory Acquisition that may be undertaken by the Offeror under the Declaration of Trust as amended in accordance with the foregoing;**

(d) **amending the Declaration of Trust to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Unit Offer, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Declaration of Trust in connection therewith;**

(e) **directing the Board of Trustees and all trustees, directors and officers of subsidiary entities of the Fund to cooperate in all respects with the Offeror regarding the foregoing including in completing any such Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith;**

(f) **granting the Offeror, and any other persons designated by the Offeror in writing, under the power of attorney provided for in the Letter of Acceptance and Transmittal for the Unit Offer, the right, power and interest necessary for the Offeror to make all amendments to the Declaration of Trust deemed appropriate by the Offeror, whether in connection with any reorganizations contemplated by the Offeror in respect of the Fund, future plans in respect of the Fund or otherwise; and**

(g) **authorizing any trustees of the Fund or any director or officer of the Manager of the Fund, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these special resolutions,**

(collectively, the "**Unit Special Resolutions**").

OSC Rule 61-501, Regulation Q-27 and Regulations

A Subsequent Acquisition Transaction for Units described above may be governed by certain applicable Canadian Securities Laws (collectively, the "**Regulations**"), including Regulation Q-27 and OSC Rule 61-501, and would be a "going private transaction" within the meaning of Regulation Q-27 and a "business combination" within the meaning of OSC Rule 61-501 (collectively, hereinafter referred to as "**going private transactions**"). In certain circumstances, the provisions of Regulation Q-27 and OSC Rule 61-501 may also deem certain types of Subsequent Acquisition Transactions for Units to be "related party transactions". However, if the Subsequent Acquisition Transaction for Units is a "going private transaction" carried out in accordance with Regulation Q-27 or an exemption therefrom and OSC Rule 61-501 or an exemption therefrom, the "related party transaction" provisions of Regulation Q-27 and OSC Rule 61-501 would not apply to such transaction. The Offeror intends to carry out any such going private transaction in accordance with Regulation Q-27 and OSC Rule 61-501 or exemptions therefrom such that the related party transaction provisions of Regulation Q-27 and OSC Rule 61-501 will not apply to the going private transaction.

The Regulations provide that, unless exempted, an issuer proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to Regulation Q-27 and OSC Rule 61-501 from the AMF and OSC, respectively, exempting the Offeror or the Fund or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Regulation Q-27 and OSC Rule 61-501 for certain going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as that paid in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. The Offeror anticipates that these exemptions will be available.

Regulation Q-27 and OSC Rule 61-501 require that, in addition to any other required shareholder (or unitholder) approval, in order to complete a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the AMF and the OSC. In relation to any Subsequent Acquisition Transaction for the Units, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the AMF and the OSC as required, all Unitholders other than the Offeror, any "interested party" (as defined in Regulation Q-27 and OSC Rule 61-501), any "related party" of the Offeror or of any "interested party" (for the purpose of OSC Rule 61-501), including the Board of Trustees, directors and senior officers of Fort Chicago and its subsidiaries, an associate, affiliate or an insider of the Offeror or any of their directors or senior officers, and any person or company acting jointly or in concert with any of the foregoing persons. However, Regulation Q-27 and OSC Rule 61-501 also

provide that the Offeror may treat the Units acquired pursuant to the Unit Offer as "minority" Units and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Unit Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to the Unitholders under the Unit Offer, and the Offeror intends to cause Units acquired pursuant to the Unit Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

The Offeror will apply for relief from the OSC and the AMF under OSC Rule 61-501 and Regulation Q-27, respectively, from the requirements, in the event that the Offeror takes up Units under the Unit Offer, to: (a) call a meeting of Unitholders to approve the Unit Special Resolutions and any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror; and (b) send an information circular to Unitholders in connection with a Compulsory Acquisition of or a Subsequent Acquisition Transaction for the Units, in each case provided that minority approval shall have been obtained, albeit not at a meeting of Unitholders but by written resolution.

Effect of Subsequent Acquisition Transaction on Exchange Right

Any Exchangeable Debentures that are outstanding following the Subsequent Acquisition Transaction for the Units will no longer be exchangeable for Units and a holder who exercises its right of exchange following such Subsequent Acquisition Transaction will be entitled to receive, in lieu of Units, the property of the Fund which holders of Units receive on the wind-up of the Fund to be undertaken in connection with the Subsequent Acquisition Transaction in respect of the Fund, being an amount in cash equal to the consideration payable by the Offeror under the Unit Offer for each Unit which would have been issued upon an exchange of Exchangeable Debentures prior to the completion of the Subsequent Acquisition Transaction.

Exchangeable Debentures

In order to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction with respect to the Exchangeable Debentures, the Offeror intends that the Debenture Indenture be amended as described below under "Debenture Extraordinary Resolutions". The Debenture Indenture permits such amendments (and the Debenture Extraordinary Resolutions) to be approved in writing by Debentureholders holding not less than 66⅔% of the principal amount of Exchangeable Debentures outstanding. The execution of the Letter of Acceptance and Transmittal for the Debenture Offer by CDS on behalf of Depositing Debentureholders grants the Offeror an irrevocable power of attorney to approve the Debenture Extraordinary Resolutions, and irrevocably constitutes, appoints and authorizes the Offeror, by way of such power of attorney, to pass the Debenture Extraordinary Resolutions on behalf of the Depositing Debentureholders and take such other steps to implement the Debenture Extraordinary Resolutions as is described below under "Debenture Extraordinary Resolutions". Accordingly, by tendering to the Debenture Offer, Depositing Debentureholders will be, among other things, approving and authorizing the Debenture Extraordinary Resolutions to be implemented and the amendments to the Debenture Indenture to proceed to permit the Offeror to acquire all of the Exchangeable Debentures not tendered under the Debenture Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable.

Compulsory Acquisition of Exchangeable Debentures

If, by the earlier of the Expiry Date and 45 days after the date the Debenture Offer was made:

(i) the Debenture Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of Exchangeable Debentures (other than Exchangeable Debentures owned by or on behalf of the Offeror or any affiliate or associate of the Offeror or any person acting jointly or in concert with the Offeror); and

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Exchangeable Debentures of the tendering Debentureholders,

then the Offeror is entitled, on complying with Sections 13.3 and 13.5 of the Debenture Indenture, to acquire, and the Debentureholders who did not accept the Debenture Offer (including any assignee of a Exchangeable Debenture of such Debentureholder) ("**Dissenting Debentureholders**") are required to sell to the Offeror, the Exchangeable Debentures held by the Dissenting Debentureholders for the same consideration payable or paid, as the case may be, under the Debenture Offer.

To exercise such right with respect to the Exchangeable Debentures, the Offeror must send by registered mail a notice (the "Debenture Offeror's Notice") within 30 days after the Expiry Date to each Dissenting Debentureholder stating that: (i) Debentureholders holding at least 90% of the principal amount of all outstanding Exchangeable Debentures, other than Exchangeable Debentures held by or on behalf of the Offeror or any affiliate or associate of the Offeror or any person acting jointly or in concert with the Offeror, have accepted the Debenture Offer; (ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Exchangeable Debentures of the Debentureholders who accepted the Debenture Offer; (iii) Dissenting Debentureholders must elect to: (A) transfer their respective Exchangeable Debentures to the Offeror on the terms on which the Offeror acquired the Exchangeable Debentures of Debentureholders who accepted the Debenture Offer within 21 days after the sending of the Debenture Offeror's Notice, or (B) demand payment of fair value for their Exchangeable Debentures by notifying the Offeror within 21 calendar days after the date of receiving the Debenture Offeror's Notice; and (iv) any Dissenting Debentureholder who fails to notify the Offeror of its election under (iii) will be deemed to have elected to transfer his or her Exchangeable Debentures to the Offeror on the same terms on which the Offeror acquired Exchangeable Debentures from Debentureholders who accepted the Debenture Offer.

A Dissenting Debentureholder to whom a Debenture Offeror's Notice is sent shall, within 21 days after receiving of the Debenture Offeror's Notice, send its Exchangeable Debentures to the Debenture Trustee duly endorsed for transfer and elect to (i) transfer its Exchangeable Debentures to the Offeror for the same consideration per Debenture paid under the Debenture Offer (the "Transfer Election"), or (ii) demand payment from the Offeror of fair value for such Exchangeable Debentures (the "Demand Election"). Any Dissenting Debentureholder who fails to so notify the Offeror of his or her election will be deemed to have made the Transfer Election. Within 21 days after the Offeror sends the Debenture Offeror's Notice, the Offeror shall pay or transfer to the Debenture Trustee, or to such other person as the Debenture Trustee may direct, the cash that would be payable to Dissenting Debentureholders, being the consideration for the Exchangeable Debentures offered under the Debenture Offer, assuming all made or were deemed to have made the Transfer Election. The Debenture Indenture currently provides that the acquisition by the Offeror of all Exchangeable Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer. The Debenture Trustee or such other person shall hold such consideration in trust for the Dissenting Debentureholders and shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation.

Within 30 days after the date of the sending of the Debenture Offeror's Notice, the Debenture Trustee, if the Offeror had paid the Debenture Trustee or such other person the consideration payable to Dissenting Debentureholders, shall: (a) do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion, may be necessary or desirable to cause the transfer of the Exchangeable Debentures of the Dissenting Debentureholders who have made or are deemed to have made the Transfer Election to the Offeror; (b) send to each Dissenting Debentureholder who has made or deemed to have made the Transfer Election and who has sent its Exchangeable Debentures to the Debenture Trustee as required, the consideration to which such Dissenting Debentureholder is entitled therefor; and (c) send to each Dissenting Debentureholder who has made or is deemed to have made the Transfer Election but who has not sent its Exchangeable Debentures to the Debenture Trustee as required, a notice stating that: (i) his or her Exchangeable Debentures have been transferred to the Offeror; (ii) the Debenture Trustee or some other person designated in such notice is holding in trust the consideration for such Exchangeable Debentures; and (iii) the Debenture Trustee, or such other person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Exchangeable Debenture(s) or such other documents as the Debenture Trustee or such other person may require in lieu thereof. The Debenture Trustee is appointed pursuant to the Debenture Indenture as the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing.

If a Dissenting Debentureholder has made the Demand Election, the Offeror may, within 21 calendar days after it has paid the cash to the Debenture Trustee as described above, apply to a court to fix the fair value of the Exchangeable Debentures of that Dissenting Debentureholder. If the Offeror fails to so apply to a court, a Dissenting Debentureholder may apply to a court for the same purpose within a further period of 21 calendar days. Where no application is made to a court within these periods, a Dissenting Debentureholder is deemed to have made the Transfer Election. Any such application shall be made to a court having jurisdiction in the Province of Ontario. A Dissenting Debentureholder is not required to give security for costs in any such application. On any such application all Dissenting Debentureholders that have made the Demand Election whose Exchangeable Debentures have not been acquired by the Offeror shall be joined as parties and be bound by the decision of the court. The Offeror shall notify each affected Dissenting Debentureholder of the date, place and consequences of the application and of its right to appear and be heard in person or by legal counsel. On the application to the court, the court may determine whether any other person is a Dissenting Debentureholder who should be joined as a party, and the court shall then fix a fair value for the Exchangeable Debentures held by the Dissenting Debentureholder. A court may in its discretion appoint one or more appraisers to assist the court in fixing a fair value for each series of Exchangeable Debentures of a Dissenting Debentureholder. The final order of the court shall be made against the Offeror in favour of each Dissenting Debentureholder in the amount for each series of Exchangeable Debentures as fixed by the court. In connection with such proceedings, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may: (i) fix the amount of money or other consideration that is required to be held in trust by the Debenture Trusteee; (ii) order that money or other consideration be held in trust by a person other than the Debenture Trustee; and (iii) allow a reasonable rate of interest on the amount payable to each Dissenting Debentureholder from the date they sent or delivered the Demand Election notice to the Offeror until the date of payment.

The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of the Debenture Indenture. Reference should be made to Article 13 of the Debenture Indenture for a complete description of the provisions regarding Compulsory Acquisitions of the Exchangeable Debentures. The provisions of Article 13 of the Debenture Indenture are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Debentureholders should refer to Article 13 of the Debenture Indenture for the full text of the relevant provisions and those who wish to be better informed about these provisions should consult their legal advisors.

The Offeror currently intends to amend the provisions of Article 13 of the Debenture Indenture to provide that Exchangeable Debentures held by Dissenting Debentureholders will be deemed to have been transferred to the Offeror immediately on the giving of the Debenture Offeror's Notice and that each Dissenting Debentureholder will cease to have any rights as a Debentureholder from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Debentureholder if it had tendered its Exchangeable Debentures to the Debenture Offer or the right to demand payment from the Offeror of fair value for its Exchangeable Debentures in accordance with the Debenture Indenture. If the Offeror elects to proceed by way of Compulsory Acquisition of the Exchangeable Debentures, it is the current intention of the Offeror to provide the Debenture Offeror's Notice immediately following the take up of Exchangeable Debentures deposited under the Debenture Offer with the result that the Offeror would acquire 100% of the Exchangeable Debentures at that time. See "Debenture Extraordinary Resolutions" below.

See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a discussion of the tax consequences to certain Debentureholders in the event of a Compulsory Acquisition of Exchangeable Debentures.

Subsequent Acquisition Transaction for the Exchangeable Debentures

If the Compulsory Acquisition for the Exchangeable Debentures described above is not available to the Offeror or if the Offeror elects not to proceed under those provisions and on take up the Deposited Debentures constitute not less than 66⅔% of the outstanding Exchangeable Debentures, the Offeror currently intends to amend Article 13 of the Debenture Indenture to provide for a Subsequent Acquisition Transaction for the Exchangeable Debentures, which may be effected immediately if the Offeror and its affiliates, after take up of Exchangeable

Debentures deposited under the Debenture Offer, hold not less than 66⅔% of the principal amount of Exchangeable Debentures outstanding. Following that amendment to the Debenture Indenture, it is the current intention of the Offeror to avail itself of a Subsequent Acquisition Transaction to acquire the Exchangeable Debentures not tendered to the Debenture Offer. If the Offeror elects to proceed with a Subsequent Acquisition Transaction for the Exchangeable Debentures, the consideration payable to acquire the remainder of the Exchangeable Debentures would be the same consideration per Exchangeable Debenture payable by the Offeror under the Debenture Offer. If the Offeror elects to proceed by way of a Subsequent Acquisition Transaction for the Exchangeable Debentures, it is the current intention of the Offeror to proceed with the Subsequent Acquisition Transition immediately following the take up of Exchangeable Debentures deposited under the Debenture Offer with the result that the Offeror would acquire 100% of the Exchangeable Debentures at that time.

The tax consequences to a Debentureholder of a Subsequent Acquisition Transaction may differ considerably from the tax consequences to such Debentureholder having its Exchangeable Debentures acquired pursuant to the Debenture Offer. See Section 17 of this Circular, "Certain Canadian Federal Income Tax Considerations – Unitholders and Debentureholders Resident in Canada – Subsequent Acquisition Transaction".

If for any reason the approvals or authorizations provided to the Offeror in the Letter of Acceptance and Transmittal for the Debenture Offer are ineffective, in whole or in part, then in order to effect a Subsequent Acquisition Transaction for the Exchangeable Debentures, the Offeror would expect to seek Debentureholder approval of the Debenture Extraordinary Resolutions at a special meeting of the Debentureholders to be called for such purpose or in writing as permitted by the Debenture Indenture. In those circumstances, the approval of not less than 66⅔% of the votes cast by holders of the outstanding principal amount of Exchangeable Debentures would be required at a meeting duly called and held for the purpose of approving such Subsequent Acquisition Transaction, or the written approval of the holders of not less than 66⅔% of the principal amount of Exchangeable Debentures of the Debenture Extraordinary Resolutions would be required. The Offeror would cause Exchangeable Debentures acquired under the Debenture Offer to be voted in favour of the Debenture Extraordinary Resolutions and such Subsequent Acquisition Transaction.

If the Offeror is unable to effect, or determines not to proceed with, a Compulsory Acquisition of or a Subsequent Acquisition Transaction for the Exchangeable Debentures as outlined above, the Offeror will evaluate other available alternatives. Such alternatives could also include defeasing the Exchangeable Debentures pursuant to the terms of the Debenture Indenture or, to the extent permitted by applicable Laws, purchasing additional Exchangeable Debentures in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from the Fund. Any additional purchases of Exchangeable Debentures could be at a price greater than, equal to or less than the price to be paid for Exchangeable Debentures under the Debenture Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Exchangeable Debentures acquired pursuant to the Debenture Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Exchangeable Debentures under the Debenture Offer.

Debentureholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction for the Exchangeable Debentures.

Debenture Extraordinary Resolutions

The Offeror currently intends to effect the amendments to the Debenture Indenture by resolution in writing signed by Debentureholders holding not less than 66⅔% of the outstanding principal amount of Exchangeable Debentures rather than seeking Debentureholders' approval at a special meeting to be called for that purpose. The Offeror currently intends to use the power of attorney granted to the Offeror in the Letter of Acceptance and Transmittal for the Debenture Offer to pass the resolution in writing to effect the amendment immediately after the Offeror takes up Exchangeable Debentures tendered to the Debenture Offer.

The execution of the Letter of Acceptance and Transmittal for the Debenture Offer by CDS on behalf of Depositing Debentureholders grants the Offeror an irrevocable power of attorney to approve, and irrevocably constitutes, appoints and authorizes any director or officer of the Offeror, and any other persons designated by the Offeror in writing, by way of such power of attorney, as the true and lawful agents,

attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Debentureholders, with respect to Exchangeable Debentures deposited under the Debenture Offer and not at such time validly withdrawn, effective from and after the take up of Exchangeable Debentures by the Offeror, with full power of substitution, in the name of and on behalf of CDS, on behalf of such Depositing Debentureholder (that power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, extraordinary resolutions of the Debentureholders under, pursuant to and in accordance with the provisions of the Debenture Indenture:

(a) **amending Article 13 of the Debenture Indenture to provide that a Compulsory Acquisition of Exchangeable Debentures may be effected if the Offeror and its affiliates, after take up of Exchangeable Debentures deposited under the Debenture Offer, hold not less than 66⅔% of the principal amount of the Exchangeable Debentures outstanding; provided that notwithstanding that this resolution has been passed by the Debentureholders, the Offeror is authorized without further notice to or approval of the Debentureholders not to proceed with the Compulsory Acquisition if for whatever reason the Offeror determines it appropriate not to so proceed;**

(b) **amending Article 13 of the Debenture Indenture to provide that Exchangeable Debentures held by Dissenting Debentureholders will be deemed to have been transferred to the Offeror immediately on the giving of the Debenture Offeror's Notice in respect of a Compulsory Acquisition of Exchangeable Debentures or a Subsequent Acquisition Transaction for the Exchangeable Debentures and that each Dissenting Debentureholder will cease to have any rights as a Debentureholder from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Debentureholder if the Dissenting Debentureholder had tendered its Exchangeable Debentures to the Debenture Offer or the right to demand payment from the Offeror of fair value for its Exchangeable Debentures in accordance with the Debenture Indenture;**

(c) **approving any such Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the Debenture Indenture as amended in accordance with the foregoing;**

(d) **amending the Debenture Indenture to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Exchangeable Debentures taken up under the Debenture Offer, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Debenture Indenture in connection therewith;**

(e) **directing the Board of Trustees, the Debenture Trustee and all trustees, directors and officers of subsidiary entities of the Fund to cooperate in all respects with the Offeror regarding the foregoing including in completing any such Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith;**

(f) **granting the Offeror, and any other persons designated by the Offeror in writing, under the power of attorney provided for in the Letter of Acceptance and Transmittal for the Debenture Offer, the right, power and interest necessary for the Offeror to make all amendments to the Debenture Indenture deemed appropriate by the Offeror, whether in connection with any reorganizations contemplated by the Offeror in respect of the Fund, future plans in respect of the Fund or otherwise; and**

(g) **authorizing any officer or director of the Offeror and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf**

of the Fund or otherwise, as may be necessary or desirable to give effect to these extraordinary resolutions,

(collectively, the "**Debenture Extraordinary Resolutions**").

The power of attorney granted to the Offeror in the Letters of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Unit Special Resolutions and Debenture Extraordinary Resolutions may only be used and relied upon if the Offeror intends to proceed with the take up of and payment for the Deposited Debentures.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction for Units or Exchangeable Debentures which may be proposed or effected subsequent to the expiry of the Offers. Prior to the adoption of Regulation Q-27 and OSC Rule 61-501 (and its predecessor, OSC Policy 9.1), Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions or business combinations. The current trend both in legislation and in the United States jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders. Unitholders and Debentureholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a "business combination" or a "going private transaction".

7. Source of Funds

The Offeror estimates that, if it acquires all of the Units and Exchangeable Debentures pursuant to the Offers, the total cash amount required to fund such purchases will be approximately $248 million, which will be financed with cash balances on hand and borrowings under Fort Chicago's existing credit facility.

8. Beneficial Ownership of and Trading in Units and Exchangeable Debentures

As at July 4, 2007, the Offeror, Fort Chicago and their respective directors and senior officers, do not beneficially own, directly or indirectly, nor do they exercise control or direction over, any Units or Exchangeable Debentures. To the knowledge of Fort Chicago and the Offeror, after reasonable enquiry, no Units or Exchangeable Debentures are owned, directly or indirectly, nor is control or direction exercised over any Units or Exchangeable Debentures, by any associate of a director or senior officer of Fort Chicago or the Offeror, any Person or company holding more than 10% of any class of equity securities of Fort Chicago or the Offeror, or any Person or company acting jointly or in concert with Fort Chicago or the Offeror.

During the six-month period preceding the Offers, no Units or Exchangeable Debentures have been traded by the Offeror or Fort Chicago. To the knowledge of Fort Chicago and the Offeror, after reasonable enquiry, none of the Persons or companies referred to in the first paragraph of this section of the Circular has traded any securities of the Fund during the six-month period preceding the date of the Offers.

Other than the foregoing, to the knowledge of Fort Chicago and the Offeror, no Person beneficially owns, directly or indirectly, or exercises control or direction over Units carrying more than 10% of the voting rights attached to the issued and outstanding Units.

9. Price Range and Trading Volume of Units and Exchangeable Debentures

The Units and Exchangeable Debentures are listed and posted for trading on the TSX under the symbols "COU.UN" and "CSD.DB.U-T", respectively. The TSX is the principal market for the Units and the Exchangeable Debentures.

The following tables set forth for the periods indicated the reported high and low closing prices of the Units and Exchangeable Debentures and the volume of trading of the Units and Exchangeable Debentures on the TSX, according to published sources[1]:

Units

	High ($)	Low ($)	Volume[2]
2007			
July (to July 4)	9.56	9.55	94,164
June	9.65	8.71	16,488,144
May	10.60	9.50	2,815,116
April	10.36	9.74	1,184,182
March	9.89	9.35	1,792,005
February	9.58	8.66	2,979,980
January	8.74	6.87	3,757,458
2006			
December	7.20	6.18	5,162,090
November	8.97	5.80	3,858,307
October	10.31	9.88	1,607,924
September	9.99	9.82	1,105,703
August	9.95	9.69	1,098,685
July	9.81	9.20	651,981
June	9.91	9.26	556,135

(1) Source: Bloomberg Financial Markets.
(2) Total monthly trading.

Exchangeable Debentures

	High ($)	Low ($)	Volume[2]
2007			
July (to July 4)	100.61	100.61	340,000
June	100.61	95.00	3,993,000
May	104.00	95.76	3,935,000
April	102.00	95.51	3,985,000
March	97.50	95.51	951,000
February	97.50	96.00	4,223,000
January	97.00	90.25	3,287,000
2006			
December	91.00	85.00	11,292,000
November	93.99	80.00	5,738,000
October	99.38	94.69	8,274,000
September	96.95	96.00	12,001,000
August	97.25	93.50	3,160,000
July	94.00	90.00	2,046,000
June	92.00	87.00	4,529,000

(1) Source: Bloomberg Financial Markets.
(2) Total monthly trading.

The consideration offered under the Unit Offer represents a premium of: (i) 6.1% to the closing price of the Units on the TSX on June 19, 2007 (the last trading day prior to the announcement of the Unit Offer); and (ii) 10.9% to the closing price of the Units on the TSX on February 8, 2007 (the last trading day prior to the public announcement of the Fund's strategic review process). The consideration offered under the Debenture Offer

represents an amount that is equivalent to the amount that a Debentureholder would receive if such Debentureholder were to exercise the Put Right, upon the occurrence of a Change of Control (each as defined herein), except that a Debentureholder who intends to exercise the Put Right will not be entitled to exercise such right until the Debenture Trustee delivers the Change of Control Notice to Debentureholders (and the Change of Control Notice will not be delivered until after take up of Units under the Unit Offer) and will not receive payment until 30 days following the date that the Debenture Trustee delivers the Change of Control Notice, whereas a Debentureholder who tenders to the Debenture Offer will be paid the consideration for its Exchangeable Debentures under the Debenture Offer within three Business Days of take up under the Debenture Offer. The closing price of the Units on July 4, 2007 was $9.55. The closing price of the Exchangeable Debentures on July 4, 2007 was $100.61.

10. Distribution Policy and Record

Distribution Policy of the Fund

The Fund makes distributions of its available cash to the maximum extent possible to the Unitholders. The Fund has disclosed that it intends to make monthly cash distributions of its net cash receipts, less estimated amounts required for the payment of expenses and cash redemptions of Units.

Historical Distributions

The Fund declared payable the following cash distributions for the two years preceding the date of this Circular to Unitholders:

Record Date	Payment Date	Distribution Per Unit
June 30, 2005	July 29, 2005	$0.0855
July 29, 2005	August 31, 2005	$0.0854
August 31, 2005	September 30, 2005	$0.0854
September 30, 2005	October 31, 2005	$0.0854
October 31, 2005	November 30, 2005	$0.0863
November 30, 2005	December 30, 2005	$0.0863
December 30, 2005	January 31, 2006	$0.0863
January 31, 2006	February 28, 2006	$0.0863
February 28, 2006	March 31, 2006	$0.0863
March 31, 2006	April 28, 2006	$0.0863
April 28, 2006	May 31, 2006	$0.0863
May 31, 2006	June 30, 2006	$0.0863
June 30, 2006	July 28, 2006	$0.0860
July 31, 2006	August 31, 2006	$0.0863
August 31, 2006	September 29, 2006	$0.0863
September 29, 2006	October 31, 2006	$0.0863
October 31, 2006	November 30, 2006	$0.0863
November 30, 2006	December 29, 2006	$0.0863
December 29, 2006	January 31, 2007	$0.0860
January 8, 2007	February 28, 2007	$0.0860
February 8, 2007	March 30, 2007	$0.0863
March 30, 2007	April 30, 2007	$0.0863
April 30, 2007	May 31, 2007	$0.0863
May 31, 2007	June 29, 2007	$0.0863

11. Previous Distributions of Units and Exchangeable Debentures

Based on publicly available information, the Fund has completed the following distributions of Units and Exchangeable Debentures in the five years prior to the date hereof:

Date of Distribution	Number of Units	Purchase Price
April 8, 2004	14,905,366	$10.00
November 14, 2005	4,720,000	$9.35

Date of Distribution	Number of Exchangeable Debentures	Purchase Price
November 14, 2005	55,000	US$1,000

12. Previous Purchases and Sales

Other than as disclosed above, based on publicly available information, the Offeror believes that the Fund has not purchased or sold any of its securities during the 12 months preceding the date of the Offers.

13. Effect of the Offers on the Market for Units and Exchangeable Debentures; Stock Exchange Listings and Quotations; and Public Disclosure by the Fund

Market for Units and Exchangeable Debentures

The purchase of the Units and Exchangeable Debentures by the Offeror pursuant to the Offers will reduce the number of Units and Exchangeable Debentures that might otherwise trade publicly, will reduce the number of Unitholders and Debentureholders and, depending on the number of Units and Exchangeable Debentures acquired by the Offeror, could adversely affect the liquidity and market value of any remaining Units and Exchangeable Debentures held by the public.

Stock Exchange Listings and Quotations

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Units and Exchangeable Debentures from the TSX. Among such criteria are the number of Unitholders and Debentureholders, the number of Units and Exchangeable Debentures publicly held and the aggregate market value of Units and Exchangeable Debentures publicly held. Depending upon the number of Units and Exchangeable Debentures purchased pursuant to the Offers, it is possible that the Units and Exchangeable Debentures would fail to meet these criteria for continued listing on the TSX. If permitted by applicable Laws, subsequent to completion of the Offers or a Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to apply to delist the Units from the TSX. If the Units and Exchangeable Debentures are delisted from the TSX, the extent of the public market for the Units and Exchangeable Debentures and the availability of price or other quotations would depend upon the number of Unitholders and Debentureholders, the number of Units and Exchangeable Debentures publicly held and the aggregate market value of the Units remaining at such time, the interest in maintaining a market in Units and Exchangeable Debentures on the part of securities firms, whether the Offeror remains subject to public reporting requirements in Canada and other factors.

Public Disclosure by the Fund

After the purchase of the Units and Exchangeable Debentures under the Offers, the Fund may cease to be subject to the public reporting and proxy solicitation requirements of the Securities Laws of certain provinces of Canada. If permitted by applicable Laws, subsequent to the completion of the Offers or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if there are fewer than 15 securityholders of the Fund in any province, the Offeror intends to cause the Fund to cease to be a reporting issuer under the Securities Laws of each such province.

14. Commitments to Acquire Units and Exchangeable Debentures

Other than pursuant to the Offers and the Lock-Up Agreements, there are no commitments to acquire Units or Exchangeable Debentures by the Offeror or Fort Chicago or any of the directors or senior officers of the Offeror

or Fort Chicago nor, to the knowledge of the directors and senior officers of the Offeror or Fort Chicago after reasonable enquiry, any associate of any director or senior officer of the Offeror or Fort Chicago, any Person or company holding more than 10% of any class of equity securities of the Offeror or Fort Chicago or any Person acting jointly or in concert with the Offeror or Fort Chicago has entered into any commitments to acquire any Units or Exchangeable Debentures.

15. Arrangements, Agreements or Understandings

Other than as described in the Support Agreement, there are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of the Fund and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offers are successful. Other than as described herein, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of the Fund with respect to the Offers or between the Offeror and any Person or company with respect to any securities of the Fund in relation to the Offers.

16. Regulatory Matters

Competition Act Approvals

The *Competition Act* requires that a pre-merger notification be submitted to the Commissioner for transactions that exceed certain thresholds. In the case of a proposed acquisition of an interest, a combination that carries on an operating business otherwise than through a corporation, a pre-merger notification must be submitted to the Commissioner where each of the following thresholds is exceeded: (a) the parties to the transaction, together with their affiliates, had aggregate assets in Canada the book value of which was in excess of $400 million as at the end of their most recently completed fiscal years, or they had aggregate gross revenues from sales in, from or into Canada in excess of $400 million during their most recently completed fiscal years; (b) the acquired party had assets in Canada the book value of which was in excess of $50 million as at the end of its most recently completed fiscal year, or it generated gross revenues from sales in or from Canada from such assets in excess of $50 million during its most recently completed fiscal year; and (c) as a result of the transaction, the acquiring party, together with its affiliates, will hold an aggregate interest in the acquired party which entitles them to receive more than 35% of the profits of the acquired party or more than 35% of its assets upon dissolution. Each of these thresholds will be exceeded in respect of the Offers, and as such the Offers are subject to pre-merger notification under the *Competition Act*.

In order to fulfill their pre-merger notification obligations under the *Competition Act*, the parties intend to submit a request for an Advance Ruling Certificate or, in the alternative, a "no action" letter, to the Commissioner. The Commissioner may issue an Advance Ruling Certificate where she is satisfied that she would not have sufficient grounds on which to apply to the Tribunal under the merger provisions of the *Competition Act* on the basis that the Offers are likely to result in a substantial prevention or lessening of competition. Alternatively, the Commissioner may issue a "no action" letter in respect of the Offers, indicating that she is of the view that grounds do not at that time exist to initiate proceedings in respect of the Offers before the Tribunal under the merger provisions of the *Competition Act*.

Hart Scott Rodino Act

Under the *Hart Scott Rodino Act*, the parties to certain transactions involving the acquisition of voting securities, certain non-corporate interests or assets are required to notify the Premerger Notification Office of the Federal Trade Commission ("**FTC**") and the Antitrust Division of the United States Department of Justice ("**DOJ**") that the transaction is proposed and observe a statutory waiting period. Both parties to a reportable transaction must file a Notification and Report Form (the "**Notification Form**") with the FTC and the DOJ. In the case of a cash tender offer, once each of the FTC and DOJ has received the acquiring party's Notification Form, and the FTC has received the filing fee: (1) the acquired party must file its Notification Form no later than 5 p.m. Eastern Time on the tenth calendar day following the receipt by the acquired party of a notice from the acquiring party that it has filed its Notification Form and (2) a 15-day waiting period ensues during which time the FTC and the DOJ will assess whether the proposed transaction violates the antitrust laws of the United States. Although the waiting period is 15

days, in the case of a cash tender offer, the acquiring party may request early termination of the waiting period, but early termination will not be granted until after the acquired party has filed its Notification Form.

If either the FTC or the DOJ determines during the waiting period that further inquiry is necessary, either agency may request additional information or documentary materials from any person who has filed a Notification Form in respect of the proposed transaction. Such a second request extends the waiting period for a specified period which in the case of a cash tender offer is 10 days after all parties have complied with the request for additional information or documentary materials.

The Offers are reportable under the *Hart Scott Rodino Act* and the Offeror intends to file its Notification Form with the FTC and the DOJ and request early termination of the 15-day waiting period. The obligation of the Offeror to complete the Offers is subject to the condition that the waiting period shall have expired or been terminated by the FTC and the DOJ.

Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offers on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Securities Regulatory Matters

As discussed above under the heading "OSC Rule 61-501, Regulation Q-27 and Regulations", if required the Offeror will also apply for relief from the OSC and the AMF under OSC Rule 61-501 and Regulation Q-27, respectively, from the requirements, in the event that the Offeror takes up Units under the Unit Offer, to (a) call a meeting of Unitholders to approve the Unit Special Resolutions and any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror; and (b) send an information circular to Unitholders in connection with a Compulsory Acquisition of or a Subsequent Acquisition Transaction for the Units, in each case provided that minority approval shall have been obtained, albeit not at a meeting of Unitholders but by written resolution.

17. Certain Canadian Federal Income Tax Considerations

In the opinion of Torys LLP, counsel to the Offeror and Fort Chicago, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Unitholder or Debentureholder who is an individual or a corporation (a "**Securityholder**") who sells Units or Exchangeable Debentures (the "**Securities**") pursuant to the Offers or otherwise disposes of Securities pursuant to certain transactions described under Section 6 of the Circular, "Acquisition of Securities Not Deposited".

The summary is based on the current provisions of the Tax Act and counsel's understanding of the current published administrative policies and assessing practices of the CRA. The summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Tax Proposals**"), although there is no certainty that such Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from federal income tax legislation or considerations.

This summary is based on the assumption that at all relevant times the Fund is both a unit trust by reason of paragraph 108(2)(a) of the Tax Act and a mutual fund trust for purposes of the Tax Act and that the Units and Exchangeable Debentures are listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX). This summary also assumes that the Exchangeable Debentures were not issued at a discount from their principal amount.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular holder of Units or Exchangeable Debentures to whom

the Offers are made. Accordingly, Securityholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Securityholders Resident in Canada

This part of the summary is applicable only to Securityholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Units and Exchangeable Debentures as capital property, deal at arm's length with the Fund and the Offeror and are not affiliated with the Fund or the Offeror. The Units or Exchangeable Debentures will generally be considered capital property to a Securityholder unless the Securityholder holds the Units or Exchangeable Debentures in the course of carrying on business, or the Securityholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Securityholders whose Units or Exchangeable Debentures might not otherwise be considered to be capital property may be entitled to have their Units or Exchangeable Debentures deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This summary does not apply to certain "financial institutions" (as defined in the Tax Act) that are subject to the "mark-to-market" rules in the Tax Act or to a Securityholder an interest in which is a "tax shelter investment" (as defined in the Tax Act). Such Securityholders are advised to consult with their own tax advisors.

Disposition of Units Pursuant to the Unit Offer

A Unitholder whose Units are taken up and paid for under the Unit Offer will be considered to have disposed of such Units for purposes of the Tax Act. On such disposition, the Unitholder will realize a capital gain (or a capital loss) in respect of the Units so disposed of to the extent that the proceeds of disposition received by the Unitholder for such Units exceed (or are less than) the total of the adjusted cost base to the Unitholder of such Units and any reasonable costs of disposition.

Disposition of Exchangeable Debentures Pursuant to the Debenture Offer

A Debentureholder whose Exchangeable Debentures are taken up and paid for under the Debenture Offer will be considered to have disposed of such Exchangeable Debentures for purposes of the Tax Act. On such disposition, the Debentureholder will realize a capital gain (or a capital loss) in respect of the Exchangeable Debentures so disposed of to the extent that proceeds of disposition received by the Debentureholder for such Exchangeable Debentures exceed (or are less than) the total of the adjusted cost base to the Debentureholder of such Exchangeable Debentures and any reasonable costs of disposition.

The Debentureholder will also be required to include in income for the taxation year in which the disposition occurs interest accrued on the Exchangeable Debentures to the date of disposition except to the extent that it was otherwise included in computing the Debentureholder's income for the year in which the disposition occurred or a preceding taxation year. The amount of such accrued interest will not be included in computing the Debentureholder's proceeds of disposition of the Exchangeable Debentures for the purposes of computing the Debentureholder's capital gain (or capital loss).

Capital Gains and Capital Losses

A Securityholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising on the disposition of Units by a Unitholder which is a corporation or a trust (other than a mutual fund trust) may in certain circumstances be reduced by the amount of dividends previously designated by the Fund to the Unitholder to the extent and under the circumstances specified in

the Tax Act. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units. Unitholders to whom these rules may be relevant should consult their own tax advisors.

A Securityholder that is throughout the relevant taxation year, a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6⅔% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. The realization of a capital gain by an individual or trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

Compulsory Acquisition of Units

As described in Section 6 of this Circular, "Acquisition of Securities Not Deposited - Units - Compulsory Acquisition of Units", the Offeror may, in certain circumstances, acquire Units not deposited under the Unit Offer pursuant to the provisions of the Declaration of Trust as amended. The tax consequences to a Unitholder of a disposition of Units in such circumstances will generally be as described above under "Disposition of Units Pursuant to the Unit Offer".

Compulsory Acquisition of Exchangeable Debentures

As described in Section 6 of this Circular, "Acquisition of Securities Not Deposited - Exchangeable Debentures - Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Exchangeable Debentures not deposited under the Debenture Offer pursuant to the provisions of the Debenture Indenture as amended. The tax consequences to a Debentureholder of a disposition of Exchangeable Debentures in such circumstances will generally be as described above under "Securityholder Resident in Canada - Disposition of Exchangeable Debentures Pursuant to the Debenture Offer".

Subsequent Acquisition Transaction for the Units

As described in Section 6 of this Circular, "Acquisition of Units Not Deposited – Subsequent Acquisition Transaction", if a Compulsory Acquisition is not completed in respect of the Units, other means of acquiring the remaining issued and outstanding Units may be proposed. As described in Section 6 of this Circular, "Acquisition of Units Not Deposited - Subsequent Acquisition Transaction", such a Subsequent Acquisition Transaction may proceed of way of a transfer by the Fund of its assets to, and the assumption of liabilities of the Fund by, the Offeror or one or more of its affiliates and the redemption of all of the outstanding Units at the price per Unit under the Unit Offer.

A Unitholder whose Units are redeemed by the Fund pursuant to the Subsequent Acquisition Transaction as described above will generally be required to include in income such portion of the Fund's income for the year in which the redemption takes place as is allocated and paid by the Fund to the Unitholder in connection with the redemption of such Units, including taxable capital gains of the Fund arising as a result of the sale of its assets to the Offeror or one or more of its affiliates. To the extent such an allocation was made, the tax consequences of a redemption could be different and less favourable than the tax consequences of a sale pursuant to the Unit Offer and such differences could be material. In addition, a Unitholder whose Units are redeemed under the Subsequent Acquisition Transaction will be considered to have disposed of such Units for purposes of the Tax Act. A Unitholder will realize a capital gain (or capital loss) on such redemption equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Units to the Unitholder and any reasonable costs of disposition. For this purpose, a Unitholder's proceeds of disposition will not include that portion, if any, of the Fund's income allocated to the Unitholder (including taxable capital gains) nor will it include any amount allocated by the Fund to the Unitholder that represents the non-taxable portion of any capital gain realized by the Fund. Any capital gain or loss realized by the Unitholder on the redemption of a Unit will be subject to the general rules relating to the taxation of capital gains and losses described above under "Capital Gains and Capital Losses".

Subsequent Acquisition Transaction for the Exchangeable Debentures

As described in Section 6 of this Circular, "Acquisition of Securities Not Deposited - Exchangeable Debentures - Subsequent Acquisition Transaction for the Exchangeable Debentures", the Offeror may, in certain circumstances, acquire Exchangeable Debentures not deposited under the Debenture Offer pursuant to the provisions of the Debenture Indenture as amended. The tax consequences to a Debentureholder of a disposition of Exchangeable Debentures in such circumstances will generally be as described above under "Disposition of Exchangeable Debentures Pursuant to the Debenture Offer".

Potential Delisting

As described under Section 13 of this Circular, "Effect of the Offers on the Market for Units and Exchangeable Debentures; Stock Exchange Listings and Quotations; and Public Disclosure by the Fund - Stock Exchange Listings and Quotations", the Units and Exchangeable Debentures may cease to be listed on the TSX following the completion of the Offers or, as applicable, a Compulsory Acquisition and/or Subsequent Acquisition Transaction. If the Units cease to be listed on a prescribed stock exchange (which includes the TSX) or if the Fund ceases to qualify as a mutual fund trust under the Tax Act, the Units will no longer be "qualified investments" (as defined in the Tax Act) for a trust governed by a "registered retirement savings plan", a "registered retirement income fund", a "deferred profit sharing plan" or a "registered education savings plan" (all as defined in the Tax Act, collectively, "Deferred Income Plans"). The Exchangeable Debentures will no longer be "qualified investments" for a trust governed by a Deferred Income Plan at a time if, at that time, those debentures are not listed on a prescribed stock exchange (which includes the TSX) and, at that time, either the Fund does not qualify as a mutual fund trust under the Tax Act or the Units are not listed on a prescribed stock exchange (which includes the TSX). Securityholders that are trusts governed by a Deferred Income Plan and that do not dispose of their Securities by accepting the Offers should consult their own tax advisors about the tax consequences to them (and to the annuitants and beneficiaries of those Deferred Income Plans) of otherwise disposing of their Securities, including by way of Compulsory Acquisition or a Subsequent Acquisition Transaction.

Securityholders Not Resident in Canada

This part of the summary is applicable only to Securityholders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, hold their Units and Exchangeable Debentures as capital property, do not use or hold, and are not deemed to use or hold, their Units and Exchangeable Debentures in connection with carrying on a business in Canada, deal at arm's length with the Fund and the Offeror and are not affiliated with the Fund or the Offeror (a "Non-Resident Securityholder", or, as the case may be, a "Non-Resident Unitholder" or a "Non-Resident Debentureholder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Securityholder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Securityholders are advised to consult with their own tax advisors.

Disposition of Units Pursuant to the Unit Offer

A Non-Resident Unitholder whose Units are taken up and paid for under the Unit Offer will be considered to have disposed of such Units for purposes of the Tax Act. A Non-Resident Unitholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Units pursuant to the Unit Offer unless the Units constitute "taxable Canadian property" of the Non-Resident Unitholder.

Generally, Units will not constitute "taxable Canadian property" to a Non-Resident Unitholder at a particular time unless, at any time during the sixty month period immediately preceding the particular time, not less than 25% of the issued Units were owned by the Non-Resident Unitholder, persons with whom the Non-Resident Unitholder did not deal at arm's length or any combination thereof. A Non-Resident Unitholder's Units may also be deemed to be "taxable Canadian property" in certain circumstances set out in the Tax Act and a Unit would be taxable Canadian property if the Fund were to cease to qualify as a "mutual fund trust" for purposes of the Tax Act.

In the event that the Units constitute taxable Canadian property to a particular Non-Resident Unitholder on the disposition thereof pursuant to the Unit Offer and a capital gain realized on the disposition of such Units is not

exempt from tax under the Tax Act by virtue of the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Unitholder is resident, such Non-Resident Unitholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under "Securityholders Resident in Canada - Disposition of Units Pursuant to the Unit Offer".

A Non-Resident Unitholder whose Units are taxable Canadian property will be required to file a Canadian income tax return reporting the disposition of such Units, even if no gain is realized on the disposition or the gain is exempt from Canadian tax pursuant to an applicable income tax treaty or convention. Non-Resident Unitholders whose Units are taxable Canadian property are advised to consult with their own tax advisor.

Disposition of Exchangeable Debentures Pursuant to the Debenture Offer

A Non-Resident Debentureholder whose Exchangeable Debentures are taken up and paid for under the Debenture Offer will be considered to have disposed of such Exchangeable Debentures for purposes of the Tax Act. For purposes of the withholding tax provisions in the Tax Act, where a Non-Resident Debentureholder assigns or otherwise transfers an Exchangeable Debenture to a person resident in Canada, including the Offeror under the terms of the Debenture Offer, the amount of interest, accrued thereon to that time since the last interest payment date will be deemed to be interest paid by the resident to the Non-Resident Debentureholder. In addition, the amount by which the price for which the Exchangeable Debenture is assigned or otherwise transferred exceeds the issue price of the Exchangeable Debenture will be deemed to be a payment of interest by the person resident in Canada to the Non-Resident Debentureholder. For this purpose the transfer price will not include the deemed interest referred to in the preceding sentence or the accrued interest actually paid by the Offeror pursuant to the Debenture Offer. The Fund has advised that the Exchangeable Debentures were issued for a price of US$1,000.

Interest paid or credited, or which is deemed to be paid or credited for purposes of the Tax Act, by the Offeror to a Non-Resident Debentureholder under the Debenture Offer will be subject to Canadian non-resident withholding tax at the rate of 25% of the gross amount of such interest, subject to reduction under the provisions of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Debentureholder is resident. Non-Resident Debentureholders may be entitled to apply to CRA for a tax refund of all or a part of such remitted amount. Non-Resident Debentureholders should consult their own tax advisors about whether or not they are entitled to any such refund.

A Non-Resident Debentureholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Exchangeable Debentures to the Offeror under the Offers, unless those Exchangeable Debentures constitute "taxable Canadian property" to the Non-Resident Debentureholder. A Non-Resident Debentureholder's capital gain (or capital loss) in respect of Exchangeable Debentures that constitute taxable Canadian property will be equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition and any amount received or deemed received as interest, exceed (or are less than) the adjusted cost base of the Exchangeable Debentures to the Non-Resident Debentureholder.

An Exchangeable Debenture generally will not be taxable Canadian property to a Non-Resident Debentureholder unless, at any time during the sixty month period immediately preceding the disposition of the Exchangeable Debentures, the Non-Resident Debentureholder, either alone or together with persons with whom the Non-Resident Debentureholder did not deal at arm's length, owned 25% or more of the issued Units. The Exchangeable Debentures may also be taxable Canadian property in certain other circumstances, including where the Non-Resident Debentureholder elected to have them treated as taxable Canadian property upon ceasing to be a resident of Canada. Even if the Exchangeable Debentures are taxable Canadian property to a Non-Resident Debentureholder, any capital gain realized upon the disposition may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Debentureholder is resident.

A Non-Resident Debentureholder whose Exchangeable Debentures are taxable Canadian property will be required to file a Canadian income tax return reporting the disposition of such Exchangeable Debentures, even if no gain is realized on the disposition or the gain is exempt from Canadian tax pursuant to an applicable income tax treaty or convention. Non-Resident Debentureholders whose Exchangeable Debentures are taxable Canadian property are advised to consult with their own tax advisors.

Compulsory Acquisition of Units

As described in Section 6 of this Circular, "Acquisition of Securities Not Deposited - Units - Compulsory Acquisition of Units", the Offeror may, in certain circumstances, acquire Units not deposited under the Unit Offer pursuant to the provisions of the Declaration of Trust as amended. The tax consequences to a Non-Resident Unitholder of a disposition of Units in such circumstances will generally be as described above under "Securityholders Not Resident in Canada - Disposition of Units Pursuant to the Unit Offer".

Compulsory Acquisition of Exchangeable Debentures

As described in Section 6 of this Circular, "Acquisition of Securities Not Deposited - Exchangeable Debentures - Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Exchangeable Debentures not deposited under the Debenture Offer pursuant to the provisions of the Debenture Indenture as amended. The tax consequences to a Non-Resident Debentureholder of a disposition of Exchangeable Debentures in such circumstances will generally be as described above under "Securityholders Not Resident in Canada - Disposition of Exchangeable Debentures Pursuant to the Debenture Offer".

Subsequent Acquisition Transaction for the Units

As described in Section 6 of this Circular, "Acquisition of Units Not Deposited – Subsequent Acquisition Transaction", if a Compulsory Acquisition is not completed in respect of the Units, other means of acquiring the remaining issued and outstanding Units may be proposed. As described in Section 6 of this Circular, "Acquisition of Units Not Deposited - Subsequent Acquisition Transaction", such a Subsequent Acquisition Transaction may proceed of way of a transfer by the Fund of its assets to, and the assumption of liabilities of the Fund by, the Offeror or one or more of its affiliates and the redemption of all of the outstanding Units at the price per Unit under the Unit Offer.

A Non-Resident Unitholder whose Units are redeemed by the Fund pursuant to the Subsequent Acquisition Transaction as described above will be subject to Canadian non-resident withholding tax at the rate of 25% on that portion of the Fund's income (other than taxable capital gains designated by the Fund in respect of the Unitholder as prescribed by the Tax Act) for the taxation year as is allocated and paid by the Fund to the Non-Resident Unitholder in connection with the redemption of such Units. To the extent such allocation was made, the tax consequences of a redemption generally would be different and less favourable than the tax consequences of a sale pursuant to the Unit Offer and such differences could be material. In addition, a Non-Resident Unitholder will generally be subject to Canadian non-resident withholding tax at the rate of 25% on an amount equal to twice that portion of any taxable capital gains realized by the Fund on the disposition of "taxable Canadian property" (as defined in the Tax Act) as is designated by the Fund, in the manner prescribed under the Tax Act, in respect of the Non-Resident Unitholder in connection with the redemption of the Non-Resident Unitholder's Units (unless 5% or less of the total of all such amounts designated by the Fund in the taxation year is designated in respect of non-residents, or partnerships that are not "Canadian partnerships" for purposes of the Tax Act). Taxable Canadian property includes real property situated in Canada, most property (including goodwill) of a business carried on in Canada and an interest in a partnership if the fair market value of the property of the partnership that is real property situated in Canada or other taxable Canadian property exceeds 50% of the fair market value of all of the property of the partnership. The 25% rate of Canadian non-resident withholding tax may be subject to reduction pursuant to the provisions of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Unitholder is resident.

A Non-Resident Unitholder will not be subject to tax under the Tax Act in respect of any capital gain realized upon the redemption of its Units pursuant to a Subsequent Acquisition Transaction unless the Units constitute "taxable Canadian property" of the Non-Resident Unitholder. The circumstances in which Units may constitute taxable Canadian property and the implications to a Non-Resident Unitholder are discussed above under "Securityholders Not Resident in Canada - Disposition of Units Pursuant to the Unit Offer".

Subsequent Acquisition Transaction for the Exchangeable Debentures

As described in Section 6 of this Circular, "Acquisition of Securities Not Deposited - Exchangeable Debentures - Subsequent Acquisition Transaction for the Exchangeable Debentures", the Offeror may, in certain circumstances, acquire Exchangeable Debentures not deposited under the Debenture Offer pursuant to the provisions of the Debenture Indenture as amended. The tax consequences to a Non-Resident Debentureholder of a disposition of Exchangeable Debentures in such circumstances will generally be as described above under "Securityholders Not Resident in Canada - Disposition of Exchangeable Debentures Pursuant to the Debenture Offer".

Ceasing to Qualify as Mutual Fund Trust

In order for the Fund to qualify as a mutual fund trust for the purposes of the Tax Act, it must comply with prescribed conditions contained in the Tax Act. It is possible that the Fund will fail to comply with one or more of such conditions following the acquisition of Units by the Offeror pursuant to the Offer, such that the Fund will cease to qualify as a mutual fund trust either immediately upon such failure to comply or after the end of the year in which the Fund fails to comply, depending on the circumstances. Non-Resident Securityholders who continue to hold Units or Exchangeable Debentures at any time that the Fund does not qualify as a mutual fund trust may be subject to adverse tax consequences. In particular, the Units or the Exchangeable Debentures, as the case may be, will be "taxable Canadian property", and the Non-Resident Unitholder or Non-Resident Debentureholder will be subject to tax as discussed above under "Securityholders Not Resident in Canada - Disposition of Units Pursuant to the Unit Offer" and "Securityholders Not Resident in Canada - Disposition of Exchangeable Debentures Pursuant to the Debenture Offer". In addition, the tax consequences to a Non-Resident Unitholder whose Units are redeemed by the Fund pursuant to a Subsequent Acquisition Transaction may differ significantly from those described above under "Securityholders Not Resident in Canada - Subsequent Acquisition Transaction for the Units". If the Fund ceases to qualify as a mutual fund trust, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Securityholder, in which case the Offeror will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Securityholder and to remit such amount to the Receiver General of Canada on behalf of the Non-Resident Securityholder.

Non-Resident Securityholders are advised to consult with their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Securities pursuant to the Offers.

18. Material Changes and Other Information

Except as disclosed elsewhere in this Circular and except as publicly disclosed, the Offeror has no information which indicates any material change in the affairs of the Fund since the date of the last published interim financial statements of the Fund. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Unitholders and Debentureholders to accept or reject the Offers.

19. Financial Advisor, Depositary, Dealer Manager and Information Agent

The Offeror has retained CIBC as its financial advisor with respect to the Offers and has agreed to pay a fee for its services.

The Offeror has engaged CIBC Mellon Trust Company to act as Depositary for the Offers. The Depositary will facilitate book-entry only transfers of Units and Exchangeable Debentures tendered under the Offers. The Depositary will receive reasonable and customary compensation from the Offeror for its services relating to the Offers and will be reimbursed for certain out-of-pocket expenses. The Depositary will be indemnified against certain liabilities and expenses that may arise out of the performance of its obligations.

CIBC is acting as Dealer Manager in connection with the Offers in Canada. The Offeror will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including reasonable attorneys' fees, and has also agreed

to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offers, including certain liabilities under the Securities Laws.

The Dealer Manager has undertaken to solicit acceptances of the Offers in Canada, and elsewhere where permitted by Law. The Offeror has agreed to pay to the Dealer Manager a fee of $0.05 for each Unit deposited and acquired by the Offeror under the Unit Offer. No fee is payable in respect of Exchangeable Debentures deposited and acquired by the Offeror under the Debenture Offer. Unless otherwise agreed to by the Offeror, solicitation fees will only be paid on Units tendered to the Offers by institutional (and not retail) Unitholders. The maximum amount payable to the Dealer Manager with respect to any single Depositing Unitholder will be $1200.00 and the minimum amount payable will be $85.00. No fee shall be payable in respect of deposits of less than 1000 Units. Where Units deposited and registered in a single name are beneficially owned by more than one Person, the maximum amount will be applied separately in respect of each such beneficial owner. The Offeror may require the Dealer Manager to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit. As at the date of the Offers to Purchase and this Circular, the Offeror has not formed a soliciting dealer group in connection with the Offers. The Offeror, however, reserves the right to form a soliciting dealer group in connection with the Offers. If a soliciting dealer group is formed to solicit acceptances of the Offers from persons resident in Canada, it will be comprised of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges and the Offeror will pay to each soliciting dealer who has entered into an agreement with the Dealer Manager customary soliciting dealer fees in connection with the tender of Units and Exchangeable Debentures.

Except as set forth above, the Offeror will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Units or Exchangeable Debentures pursuant to the Offers (other than to the Dealer Manager, the Depositary and a soliciting dealer, if applicable).

The Offeror has also retained the services of Georgeson Shareholder Communications Canada Inc., as Information Agent, to assist with Unitholder and Debentureholder identification and communication in respect of the Offers. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as Information Agent.

Questions and requests for assistance concerning the Offers should be made directly to the Dealer Manager, the Information Agent or the Depositary at the addresses and telephone numbers shown on the last page of this document. Additional copies of this document may also be obtained without charge from the Depositary at the addresses shown on the last page of this document.

20. Expenses of the Offeror

The Offeror estimates that the fees and expenses in connection with the Offers (including fees relating to filing fees, legal fees, Dealer Manager fees, Information Agent fees, Depositary fees, due diligence, advisory and structuring costs, printing, mailing and miscellaneous costs and expenses in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction) will be approximately $4 million.

21. Acceptance of the Offers

All trustees and senior officers of the Fund and, to their knowledge after reasonable inquiry, their respective associates have indicated their intention to accept the Offers in respect of the Units currently held by them.

Other than the foregoing and as contemplated by the terms of the Lock-Up Agreements, the Offeror has no knowledge regarding whether Unitholders and Debentureholders will accept the Offers.

22. Legal Matters

Legal matters on behalf of Fort Chicago and the Offeror will be passed upon by, and the opinion contained under Section 17 of this Circular, "Certain Canadian Federal Income Tax Considerations", has been provided by, Torys LLP, counsel to Fort Chicago and the Offeror.

23. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders of the Fund with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Unitholders and Debentureholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

24. Approval

The contents of the Offers to Purchase and this Circular have been approved and the sending thereof to the Unitholders and Debentureholders has been authorized by the board of directors of each of the Offeror and Fort Chicago.

CONSENT

TO: The Directors of 6770134 Canada Limited

We hereby consent to the reference to our name and opinion contained under "Certain Canadian Federal Income Tax Considerations" and our name under "Legal Matters", in the Circular accompanying the Offers to Purchase dated July 5, 2007 made by 6770134 Canada Limited to the holders of Units and Exchangeable Debentures of Countryside Power Income Fund.

Toronto, Ontario
July 5, 2007

(Signed) *Torys LLP*

CERTIFICATE OF 6770134 CANADA LIMITED

DATED: July 5, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Units or the Exchangeable Debentures which are the subject of the Offers.

(signed) Stephen H. White President and Chief Executive Officer	(signed) Hume D. Kyle Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors of
6770134 Canada Limited

(signed) Kevan S. King Director	(signed) Theresa Jang Director

CERTIFICATE OF FORT CHICAGO ENERGY PARTNERS L.P.

DATED: July 5, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Units or the Exchangeable Debentures which are the subject of the Offers.

Fort Chicago Energy Partners L.P.,
by its general partner,
Fort Chicago Energy Management Ltd.

(signed) Stephen H. White
President and Chief Executive Officer

(signed) Hume D. Kyle
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors of
Fort Chicago Energy Management Ltd.

(signed) Robert J. Iverach
Director

(signed) Verne G. Johnson
Director

The Information Agent for the Offers is:

GEORGESON
100 University Ave.
11th Floor, South Tower
Toronto, Ontario M5J 2Y1

North American Toll Free Phone: 1-888-605-7617

The Depositary for the Offers is:

CIBC MELLON TRUST COMPANY

By Mail: P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier: 199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

North American Toll Free Phone: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Manager for the Offers is:

CIBC WORLD MARKETS INC.
161 Bay Street, BCE Place
P.O. Box 500
Toronto, Ontario

Phone: 416-594-5438 (collect calls accepted)
Facsimile: 1-416-956-6334

Any questions and requests for assistance may be directed by Unitholders and Debentureholders to the Depositary, the Information Agent or the Dealer Manager at the telephone numbers, e-mail addresses, fax numbers and locations set out above.

(This page intentionally left blank)

(This page intentionally left blank)

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-888-605-7617

BOWNE
PRINTED IN CANADA
O36828

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Trustees' Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

COUNTRYSIDE
POWER INCOME FUND

COUNTRYSIDE POWER INCOME FUND

TRUSTEES' CIRCULAR

RECOMMENDING

ACCEPTANCE OF THE OFFER

BY

6770134 CANADA LIMITED

a corporation indirectly wholly-owned by

FORT CHICAGO ENERGY PARTNERS L.P.

TO PURCHASE ALL OF THE OUTSTANDING UNITS OF

COUNTRYSIDE POWER INCOME FUND

AND

TO PURCHASE ALL OF THE OUTSTANDING
6.25% EXCHANGEABLE UNSECURED SUBORDINATED DEBENTURES DUE OCTOBER 31, 2012 OF

COUNTRYSIDE CANADA POWER INC.

AT A PRICE OF CDN$9.60 IN CASH PER UNIT AND
US$1,010 PER US$1,000 PRINCIPAL AMOUNT OF EXCHANGEABLE DEBENTURES, PLUS ACCRUED AND UNPAID INTEREST UP TO, BUT EXCLUDING, THE DATE THE OFFEROR FIRST TAKES UP EXCHANGEABLE DEBENTURES UNDER THE DEBENTURE OFFER

THE BOARD OF TRUSTEES OF COUNTRYSIDE UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS ACCEPT THE OFFER AND DEPOSIT THEIR UNITS TO THE UNIT OFFER

THE BOARD OF TRUSTEES OF COUNTRYSIDE MAKES NO RECOMMENDATION WITH RESPECT TO THE DEBENTURE OFFER

JULY 5, 2007

NOTICE TO UNITHOLDERS IN THE UNITED STATES

The Offer is made for securities of a Canadian issuer, and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that Countryside is located in Canada and that some or all of its officers and trustees are residents of a foreign country.

FORWARD-LOOKING STATEMENTS

This Trustees' Circular contains forward-looking statements (as defined in Applicable Securities Laws and are prospective in nature. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Countryside to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Trustees' Circular. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect. Important factors that could cause actual results to differ materially from the expectations of the Offeror include, among other things, general business and economic conditions globally, industry risks, risks inherent in running the business of Countryside, risks related to the regulatory approval process, including the risk that the Offeror may not be able to obtain the Regulatory Approvals, legislative or regulatory changes, risks related to the structure of Countryside, competition, interest rate and foreign currency fluctuations and the failure to meet certain closing conditions of the Offers.

While Countryside anticipates that subsequent events and developments may cause Countryside's views to change, Countryside specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Countryside's views as of any date subsequent to the date of this Trustees' Circular. Although Countryside has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY

All dollar references in this Trustees' Circular are in Canadian dollars, unless otherwise indicated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Countryside is a reporting issuer or equivalent in all of the provinces and territories of Canada and files its continuous disclosure documents and other documents with the Canadian securities regulatory authorities in those provinces and territories. Continuous disclosure documents are available at www.sedar.com.

TABLE OF CONTENTS

TRUSTEES' CIRCULAR

This Trustees' Circular (the "**Trustees' Circular**") is issued by the board of trustees (the "**Board of Trustees**") of Countryside Power Income Fund ("**Countryside**" or the "**Fund**") in connection with the offer (the "**Unit Offer**") made by 6770134 Canada Limited (the "**Offeror**"), a wholly-owned indirect subsidiary of Fort Chicago Energy Partners L.P. ("**Fort Chicago**"), to the unitholders (the "**Unitholders**") of Countryside to purchase all of the outstanding units in the capital of Countryside (the "**Units**") for $9.60 in cash per Unit upon the terms and conditions of the Offers set out in the accompanying circular of the Offeror dated July 5, 2007 (the "**Offering Circular**"). This Trustees' Circular is also being issued in connection with the offer (the "**Debenture Offer**" and together with the Unit Offer, the "**Offers**") made by the Offeror to the debenture holders (the "**Debentureholders**") of the Fund to purchase all of the outstanding 6.25% exchangeable unsecured subordinated debentures issued by Countryside Canada Power Inc. ("**Countryside Canada**") on November 14, 2005 (the "**Exchangeable Debentures**") at a price of US$1,010 in cash per US$1,000 principal amount of Exchangeable Debentures plus accrued and unpaid interest on the principal amount of Exchangeable Debentures up to, but excluding, the date the Offeror first takes up Exchangeable Debentures under the Debenture Offer, upon the terms and conditions of the Offers set out in the Offering Circular.

The Offers were made pursuant to the terms of a support agreement dated June 20, 2007 between Countryside and Fort Chicago (the "**Support Agreement**") and will be open for acceptance until 5:00 p.m. (Toronto time) (the "**Expiry Time**") on August 10, 2007 (the "**Expiry Date**") unless extended or withdrawn.

BACKGROUND TO THE OFFER

The provisions of the Support Agreement are a result of arm's length negotiations conducted between representatives of the Fund and Fort Chicago and their respective financial and legal advisors. The following is a summary of the material meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Support Agreement.

Starting in late 2006, the Board of Trustees commenced a process for identifying and considering strategic alternatives available to Countryside to maximize Unitholder value (the "**Strategic Review Process**"). The Strategic Review Process commenced, primarily, in response to: (i) the impact on Countryside of U.S. Energy Biogas Corp.'s filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code; and (ii) the Canadian government's proposed legislation to tax income trusts. The Strategic Review Process was designed to consider a range of value enhancement alternatives that involved a comprehensive review of Countryside's existing capital structure, growth strategies and access to capital markets, as well as prospects of remaining as an income trust. From its inception, the Strategic Review Process also considered such alternatives as a sale of Countryside (or its segments), a conversion to a corporate structure and/or a recapitalization.

On February 9, 2007, Countryside publicly announced that the Board of Trustees had engaged Lehman Brothers Inc. as its financial advisor to assist the Board of Trustees with its ongoing process of identifying and considering strategic alternatives. The trustees of the Fund (the "**Trustees**"), which consisted of V. James Sardo, James R. Anderson and Oskar T. Sigvaldason as of February 9, 2007 and included James J. Lawson as of May 2007, also formed a "strategic alternatives committee" (the "**Committee**"), which was comprised of all of the Trustees (all of whom are "independent" for applicable regulatory purposes) and James Speyer, an independent director of Countryside US Holding Corp., for purposes of reviewing all of the strategic alternatives of the Fund, including the sale of the Fund to a third party. Goodmans LLP acted as legal counsel to the Fund in connection with the process. As the process progressed, the Trustees retained Borden Ladner Gervais LLP to provide independent legal advice and on May 25, 2007, engaged RBC Dominion Securities Inc. ("**RBC**") to provide an opinion as to the fairness, from a financial point of view, of any particular transaction that the Committee and the Trustees may consider pursuing. (With respect to all material actions and decisions regarding the Offer, the Board of Trustees and the Committee were comprised of the same members. As such, unless otherwise noted, no further distinction is made between the Board of Trustees and the Committee in that regard.)

Under the supervision and at the direction of the Board of Trustees, a thorough process was undertaken. As part of that process, a significant number of potential acquirors (both strategic and financial) were contacted, and numerous interested parties entered into confidentiality and standstill agreements with the Fund and conducted due diligence on the Fund and its assets. The Board of Trustees met on numerous occasions to discuss and consider the

conduct of the process, the proposals received and discussions held with interested parties and other related matters, and members of the Board of Trustees maintained regular communication with the advisors.

Concurrently, the Committee also carefully assessed alternatives available to Countryside other than a sale to a third party, including sale of a portion of the Fund, a conversion to a corporate structure, a recapitalization or simply continuing to pursue Countryside's stand-alone plan. The Committee continually reassessed these options between early February 2007 and the signing of the Support Agreement to take into account developments impacting Countryside's business, including: (i) the issuance by the administrative law judge of a proposed decision in the proceeding pending before the California Public Utilities Commission regarding possible modifications to the short-run avoided cost pricing formula; (ii) the announcement of the closure of the Blue Heron paper mill in Pomona, California; and (iii) the strengthening of the Canadian dollar versus the U.S. dollar. Each of these developments had adverse implications on Countryside's stand-alone plan and for the value that a third party might be willing to pay for the Fund and, as such, the Committee carefully considered whether it was the most advantageous time to be contemplating a sale.

As part of the process described above, the Fund entered into a series of confidentiality and standstill agreements with interested parties, including a confidentiality and standstill agreement with Fort Chicago dated March 8, 2007 (the "**Confidentiality Agreement**"). Following preliminary due diligence, on March 23, 2007, Fort Chicago and other potential acquirors submitted preliminary indications of interest to the Fund in respect of a proposed transaction with the Fund. The Board of Trustees met on March 27, 2007, to review all of the initial expressions of interest received, and thereafter determined to grant further due diligence and data room access to a select group of potential acquirors, including Fort Chicago. During April and May 2007, Fort Chicago and other potential acquirors to whom access was granted conducted further due diligence in respect of Countryside, which due diligence included meetings with management of Countryside as well as external consultants of Countryside and visits to certain of Countyside's operating facilities. On June 1, 2007, Fort Chicago submitted a proposal which was considered by the Board of Trustees (together with their financial and legal advisors) on June 2, 2007. The Board of Trustees determined that the proposal submitted by Fort Chicago was worth further consideration and, accordingly, instructed the Fund's legal and financial advisors to negotiate with Fort Chicago on certain key points of the proposal. The Board of Trustees also instructed its advisors to undertake similar discussions with other parties.

Discussions ensued between the parties regarding the Fort Chicago proposal. As part of these discussions, the parties negotiated the Support Agreement and the Board of Trustees members had numerous discussions with their legal and financial advisors to discuss the various legal and business issues arising under the Support Agreement.

On the evening of June 19, 2007, RBC orally confirmed the rendering of its Fairness Opinion to Countryside. The Board of Trustees met with its advisors that evening to give detailed consideration to the terms of the transaction contemplated by the Support Agreement. Based on its review of the terms of the Support Agreement and other factors, including the Fairness Opinion, the Board of Trustees unanimously determined that the Unit Offer is fair to Unitholders and in the best interests of the Fund. Accordingly, the Board of Trustees unanimously: (i) passed a resolution authorizing the execution and delivery of the Support Agreement; and (ii) determined to recommend that all Unitholders accept the Unit Offer. The Fund and Fort Chicago then entered into the Support Agreement early on June 20, 2007 and the Offers were announced prior to the opening of trading on the TSX on that date.

RECOMMENDATION OF COUNTRYSIDE

After due consideration of, among other things, the factors listed under "Reasons for the Recommendation", the Board of Trustees, at a meeting held on June 19, 2007, unanimously determined that the Unit Offer is fair to Unitholders and in the best interests of the Fund. Accordingly, the Board of Trustees, on behalf of the Fund, unanimously recommends that all Unitholders accept the Unit Offer.

The Board of Trustees makes no recommendation to the Debentureholders as to whether to accept or reject the Debenture Offer as the consideration being offered to Debentureholders under the Debenture Offer represents an amount that is equivalent to the amount that a Debentureholder would receive if such Debentureholder were to exercise the Put Right (as defined in the trust indenture dated November 14, 2005 governing the Exchangeable

Debentures (the "**Debenture Indenture**")) under the Debenture Indenture upon the occurrence of a change of control of the Fund, all as more particularly set forth in the Debenture Indenture.

Unitholders should consider the Unit Offer carefully and come to their own conclusions as to whether to accept or reject the Unit Offer. Unitholders who are in doubt as to how to respond to the Unit Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Unitholders are advised that acceptance of the Unit Offer may have tax consequences and they should consult their own professional tax advisors for advice with respect to potential tax consequences to them in connection with the decision to accept or not accept the Unit Offer, as the case may be.

REASONS FOR THE RECOMMENDATION

In reaching its determination to recommend acceptance of the Unit Offer, the Board of Trustees considered and evaluated, among other things, the following matters:

- the fact that a broad, publicly disclosed sale process had been undertaken, with numerous interested third parties having participated;

- other strategic opportunities available to Countryside including, among others, the potential benefits and costs of a capital reorganization to address regulatory changes affecting income trusts, and continuing to operate and grow Countryside business and to pursue, consistent with past practice, acquisition opportunities;

- the financial and other terms of the Unit Offer, including that the cash consideration of $9.60 per Unit to be received by Unitholders under the Unit Offer represents a premium of: (i) 6.1% to the closing price of the Units on the TSX on June 19, 2007 (the last trading day prior to the announcement of the Unit Offer); and (ii) 10.9% to the closing price of the Units on the TSX on February 8, 2007 (the last trading day prior to the announcement of the Strategic Review Process);

- the Fairness Opinion of RBC that, based upon and subject to the analyses, assumptions, qualifications and limitations discussed therein, the consideration to be received by Unitholders in connection with the Unit Offer is fair, from a financial point of view, to such Unitholders;

- the fact that the terms and conditions of the Support Agreement, including the amount of the Termination Fee (as defined herein) payable by the Fund under certain circumstances, do not preclude an unsolicited third party from proposing or making a Superior Proposal (as defined herein) or, provided the Fund complies with the terms of the Support Agreement, do not preclude the Trustees from considering and acting on a Superior Proposal;

- the consideration to be paid to Unitholders pursuant to the Unit Offer is all cash, which provides certainty of value to Unitholders;

- the Unit Offer must be accepted by Unitholders holding more than 66⅔% of the Units; and

- the fact that, if the Minimum Condition (as defined herein) is satisfied, the Unit Offer is likely to be completed given the limited number of conditions and approvals necessary for completion, including the lack of a financing condition.

This description of information and factors considered by the Board of Trustees is not exhaustive but is believed by them to include the material matters considered in assessing the Unit Offer. In view of the variety of factors and the amount of relevant information, the Board of Trustees did not find it practical to, or did not, quantify or assign any relative weight to each specific factor considered. Individual members may have assigned different weights to different factors.

On the basis of these matters and other matters considered by the Board of Trustees, the Board of Trustees unanimously determined that the Unit Offer is in the best interests of the Fund and its Unitholders and unanimously recommends that Unitholders accept the Unit Offer.

FAIRNESS OPINION

On June 19, 2007, RBC delivered its verbal opinion, later confirmed in writing (the "**Fairness Opinion**"), to the Board of Trustees, stating that as of June 19, 2007 and subject to the assumptions and qualifications set out in the Fairness Opinion, the consideration offered per Unit of $9.60 in cash is fair, from a financial point of view, to Unitholders.

The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule "A" to this Trustees' Circular. RBC provided the Fairness Opinion for the information and assistance of the Board of Trustees in connection with its consideration of the Unit Offer as of the date of the opinion. The Fairness Opinion is not a recommendation as to whether or not Unitholders should tender their Units in connection with the Unit Offer. As described above, the Fairness Opinion was one of many factors taken into consideration by the Board of Trustees in making its determination to unanimously approve the Offer and recommend that Unitholders accept it.

Pursuant to the terms of its engagement letter with the Fund, RBC is to be paid a fee for rendering the Fairness Opinion. Countryside has also agreed to indemnify RBC against certain liabilities.

Unitholders are urged to read the Fairness Opinion in its entirety. See Schedule "A" to this Trustees' *Circular*.

AGREEMENTS RELATING TO THE OFFER

Confidentiality Agreement

On March 8, 2007, the Fund entered into the Confidentiality Agreement with Fort Chicago. The Confidentiality Agreement contains customary provisions, including provisions whereby the Fund and its affiliates agreed: (i) to keep confidential information concerning the Fund disclosed to them; and (ii) to certain "standstill" provisions.

Support Agreement

On June 20, 2007, the Fund and Fort Chicago entered into the Support Agreement which sets out the terms and conditions upon which the Offeror agreed to make the Offers. On July 3, 2007, Fort Chicago assigned its rights and liabilities under the Support Agreement to the Offeror, provided that Fort Chicago continues to be liable to the Fund for any default in the performance of the obligations thereunder by the Offeror. The following is a summary of the principal terms and conditions of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by the Fund with the Canadian securities regulatory authorities, which is available at www.sedar.com.

The Offers

The Offeror agreed to make the Offers on the terms and conditions set forth in the Support Agreement, as more fully described in the Offering Circular. The Offers are subject to certain conditions, including there being validly deposited under the Unit Offer and not withdrawn as at the Expiry Time of the Unit Offer, such number of Units which, together with any Units directly or indirectly owned by the Offeror, represents more than 66⅔% of the issued and outstanding Units (calculated on a Fully Diluted Basis (as defined in the Support Agreement) excluding Units issuable upon the exchange of the Exchangeable Debentures) (the "**Minimum Condition**").

the liquidation, dissolution, merger, consolidation or reorganization of the Fund; (vii) reorganize, amalgamate or merge the Fund with any other person, or (viii) enter into or modify any contract to do any of the foregoing;

(c) without limiting the generality of paragraph (a) above, the Fund shall not directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any assets, except in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) another person or division thereof or make any investment either by purchase of shares or securities, contribution of capital (other than to subsidiaries), property transfer or purchase of any property or assets of any other person or division thereof, except for acquisitions and other purchases or expenditures in the ordinary course of business consistent with past practice and except in connection with any acquisitions previously contemplated arrangements with the Manager; (iii) incur any material indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other person (other than in respect of the Fund or one of its subsidiaries) or make any loans or advances except in the ordinary course of business and consistent with past practice; (iv) expend or commit to expend any amounts with respect to capital expenditures except in the ordinary course of business and consistent with past practice; (v) discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the Audited Financial Statements (as such term is defined in the Support Agreement) or of liabilities incurred since December 31, 2006 in the ordinary course of business and consistent with past practice or liabilities or obligations disclosed in the Disclosure Letter; (vi) enter into any contract under which the obligations of the Fund and/or its subsidiaries exceed $750,000 in any twelve-month period (a "**Material Contract**") or collective agreement or waive, release, grant or transfer any rights of value or modify or change in any respect any existing Material Contract; (vii) make any material changes to existing accounting principles and practices, except as required by Canadian generally accepted accounting principles; (viii) enter into any contract on a non-arm's length basis; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d) the Fund shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies of the Fund not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for market-based premiums are in full force and effect;

(e) intentionally take any action, or fail to take any action, which would reasonably be expected to result in the representations and warranties set out in the Support Agreement to be untrue at any time while the Offers are outstanding;

(f) the Fund shall not create any new Officer Obligations (as such term is defined in the Support Agreement) and the Fund shall not grant to any trustee, officer, director or employee an increase in compensation in any form, make any loan to any trustee, officer, director or employee, or take any action with respect to the grant of any severance or termination pay arising from the Offers or a change of control of the Fund or enter into any employment agreement with any trustee, officer, director or employee, or enter into any other agreement with respect to any increase of benefits payable under its current severance or termination pay or any other policies, except to give effect to practices regarding non-executive employee wages and benefits in the ordinary course consistent with past practices, provided however that the Fund shall be permitted to fund or reimburse, severance termination and retention payments arising from or relating to the Offers disclosed in the Disclosure Letter; and

(g) the Fund shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees except with respect to its obligations under existing provisions of any of the Fund Plans

(as such term is defined in the Support Agreement) or arrangements disclosed in the Disclosure Letter.

Non-Solicitation

The Fund agreed, among other things, that it will not, directly or indirectly, through the Manager, any trustee, officer, director, employee, representative, advisor or agent of the Fund or any of its subsidiaries (a "**Fund Representative**"): (a) make, solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidiation, dissolution, security exchange, material sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a material sale of assets), any material sale of the securities of the Fund or rights or interests therein or thereto, or similar transactions involving the Fund and/or its subsidiaries, or a written proposal or offer to do so, excluding the Offers or any transaction to which the Offeror or an affiliate thereof is a party (together, an "**Alternative Transaction**"); (b) participate in any discussions or negotiations regarding an Alternative Transaction; (c) withdraw or modify in a manner adverse to the Offeror, the approval of the Board of Trustees of the Unit Offer; (d) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction; or (e) accept or enter into any agreement, understanding or arrangement in respect of an Alternative Transaction provided that nothing contained in the Support Agreement shall prevent the Board of Trustees from entering into any agreement or engaging and participating in discussions or negotiations with or furnishing information to any person who has made a written proposal regarding an Alternative Transaction that is a Superior Proposal provided that the Fund has complied with its obligations under the Support Agreement.

The Support Agreement defines a "**Superior Proposal**" as an Alternative Transaction that (i) did not result from a breach of the non-solicit covenant in the Support Agreement; (ii) involves the acquisition or offer by a person of or for not less than 100% of the outstanding Units or all or substantially all of the consolidated assets of the Fund; (iii) is not subject to any financing or due diligence condition; (iv) is likely to be completed without undue delay; and (v) in respect which the Board of Trustees determines (without assuming away the risk of non-completion) in good faith after consultation with its financial advisor and outside counsel that the Alternative Transaction would, if consummated, be more favourable to Unitholders than the Unit Offer.

The Fund is required to, and is required to cause the Fund Representatives to, immediately terminate any existing discussions or negotiations with any parties (other than the Offeror and its affiliates) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Alternative Transaction.

The Fund agreed not to release any third party from any confidentiality and standstill agreement to which the Fund and such third party are parties (other than the Offeror and its affiliates) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Alternative Transaction, except that the Fund shall be permitted to release third parties from any prohibition in making a non-public proposal of an Alternative Transaction to the Board of Trustees if the Board of Trustees determines that such third party has made or is reasonably likely to make a Superior Proposal provided that the Fund has complied in all material respects with certain provisions of the Support Agreement. The Fund has agreed to promptly request the return or destruction of all information provided to any third party which, at any time since December 1, 2006, has entered into a confidentiality agreement with the Fund relating to a potential Alternative Transaction to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreements subject to the terms of such confidentiality agreements.

Notification of Alternative Transactions

The Fund agreed to promptly notify the Offeror, at first orally and then in writing, of any future Alternative Transaction or inquiry that could reasonably be expected to lead to an Alternative Transaction, in each case received after June 20, 2007, of which the Manager or any of its trustees or officers have or becomes aware, or any amendments to the foregoing. The Fund also agreed to promptly notify the Offeror in a similar manner of any request for discussions or negotiations or non-public information relating to the Fund or any of its subsidiaries in connection with an Alternative Transaction or for access to the properties, books or records of the Fund or any of its subsidiaries by any person that informs the Fund or such subsidiary that it is considering making, or has made, a proposal regarding an Alternative Transaction and any amendment thereto.

Access to Information; Negotiations

Notwithstanding the non-solicitation obligation of the Fund under the Support Agreement described above under "Non-Solicitation", if the Fund receives a request for material non-public information from a person who proposes an Alternative Transaction and the Board of Trustees determines in good faith after consultation with its financial advisors and its outside counsel that the failure to take such action would breach the Board of Trustees' fiduciary duties or that such proposal would be reasonably likely, if consummated, to lead to a Superior Proposal, then the Board of Trustees may, subject to the execution by such person of a confidentiality agreement having terms not less favourable to the Fund than the Confidentiality Agreement, provide such person with access to information regarding the Fund (including access to the Data Site (as defined in the Support Agreement)). The foregoing shall be permitted provided that the Offeror is promptly provided with a list and copies of all information provided to such person not previously provided to the Offeror and is promptly provided with access to information similar to that which was provided to such person.

Changes in Recommendations

The Fund covenanted that it would not accept, approve, recommend or enter into any agreement, understanding or arrangement or propose publicly to do any of the foregoing, in respect of a Alternative Transaction (other than a confidentiality agreement as permitted by the terms of the Support Agreement) unless and only if: (a) the Board of Trustees has determined in good faith (after consultation with its financial advisor and its outside legal counsel), that failure to take such action would breach the Board of Trustees' fiduciary duties and that the Alternative Transaction constitutes a Superior Proposal, and the Board of Trustees has determined, subject only to compliance with the Support Agreement, to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of the Superior Proposal; (b) the Fund has promptly notified the Offeror in writing of such determination, and, in the case of an Alternative Transaction that includes non-cash consideration, has informed the Offeror in writing of the value or range of values attributed by the Board of Trustees in good faith to such non-cash consideration after consultations with its financial advisors and after considering the liquidity, tax and any other relevant implications or considerations in relation to the non-cash consideration, and has provided the Offeror with a copy of the agreement, understanding or arrangement, as the case may be; (c) it has complied with its covenant obligations under Article 6 of the Support Agreement and has provided the Offeror with a copy of the Superior Proposal document; and (d) five business days shall have elapsed from the date the Offeror received written notice from the Board of Trustees and the other documentation contemplated by the terms of the Support Agreement that the Board of Trustees has determined, subject only to the Offeror's right to match described below, to accept, approve, recommend or enter into a binding agreement, to proceed with the Superior Proposal.

Right to Match Superior Proposal

During the five business day period referred to in the preceding paragraph (the "**Response Period**"), the Fund has agreed that the Offeror shall have the right, but not the obligation, to offer to amend the terms of the Unit Offer. The Board of Trustees shall, in good faith, review any proposal by the Offeror to amend the terms of the Unit Offer, including an increase in, or modification of, the consideration to be received by the Unitholders, in order to determine in good faith in the exercise of its fiduciary duties whether the Alternative Transaction to which the Offeror is responding would be a Superior Proposal when assessed against the Unit Offer as it is proposed by the Offeror to be amended. If the Board of Trustees does not so determine, the Board of Trustees will promptly reaffirm its recommendation of the Unit Offer, as so amended, by press release after any such proposal in respect of an Alternative Transaction is publicly announced or made. If the Board of Trustees does so determine, the Fund may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal. Each successive amendment to any Alternative Transaction that results in an increase in, or modification of, the consideration (a value of such consideration) to be received by the Unitholders constitutes a new Alternative Transaction for the purposes of the Support Agreement and affords the Offeror a new Response Period in respect of each such Alternative Transaction.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Effective Time as follows:

(a) by the Offeror or the Fund if any law makes the making or completion of the Unit Offer or the transactions contemplated thereby illegal or otherwise prohibited;

(b) by the Offeror if the Minimum Condition is not satisfied;

(c) by the Fund if the Offeror shall not have performed in all material respects any covenant to be performed by it under the Support Agreement or if any representation or warranty of the Offeror or Fort Chicago shall have been or become untrue in any material respect;

(d) by the Offeror if (a) any representation or warranty of the Fund contained in the Support Agreement (i) that is qualified by a reference to a Material Adverse Change or materiality shall have become untrue or incorrect in any respect; and (ii) that is not qualified by a reference to a Material Adverse Change or materiality shall have become untrue or incorrect in any material respect, or (b) the Fund shall not have observed or performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed and/or performed by the Fund at or prior to the Expiry Time, unless such non-performance or breach, if capable of being remedied, is remedied by the Fund within ten business days from the date of notice of termination from the Offeror;

(e) by the Offeror if there is a Material Adverse Change in respect of the Fund;

(f) by the Offeror if the Board of Trustees shall have: (i) withdrawn or modified in a manner adverse to the Offeror its approval or recommendation of the Unit Offer (unless the Offeror shall have breached a covenant under the Support Agreement in such a manner as would entitle the Fund to terminate the Support Agreement in accordance with its terms); (ii) approved or recommended an Alternative Transaction or entered into a binding written agreement in respect of an Alternative Transaction (other than a confidentiality agreement permitted by the Support Agreement); or (iii) failed to reaffirm the approval or recommendation of the Unit Offer by press release as soon as practicable (and in any event within five business days) after the public announcement of, or the public announcement of any intention to make or propose, any Alternative Transaction (or if the Unit Offer is scheduled to expire prior to that five business day period, prior to the scheduled expiry of the Unit Offer);

(g) by the Fund if (i) the Unit Offer (or any amendment thereto other than as permitted by the Support Agreement or any amendment thereof that has been mutually agreed to by the parties) does not conform in all material respects with the conditions of the Offers set forth in Schedule A to the Support Agreement or any amendment thereof that have been mutually agreed to by the parties; or (ii) the Unit Offer has been terminated, withdrawn or expire without Units being taken up thereunder;

(h) by the Fund in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the Support Agreement); or

(i) by either the Offeror or the Fund if the Expiry Date does not occur on or prior to October 20, 2007 (the "**Outside Date**"), subject to the right of the Offeror or the Fund in certain circumstances to postpone the Outside Date for up to an additional 30 days, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Support Agreement.

Termination Fee

The Fund has agreed to pay to the Offeror a termination fee (the "**Termination Fee**") in a sum equal to $5.5 million, in the event that:

(a) the Offeror terminates the Support Agreement in the circumstances set out in item (f) above under the heading "Termination of the Support Agreement";

(b) the Fund terminates the Support Agreement in the circumstances set out in item (h) above under the heading "Termination of the Support Agreement"; or

(c) the Offeror shall have terminated the Support Agreement pursuant to item (i) above under the heading "Termination of the Support Agreement" as a result of the failure to satisfy the Minimum Condition following the public announcement of an Alternative Transaction (or an amendment thereto) which is ultimately consummated within twelve (12) months of the date of the termination of this Agreement.

The Termination Fee shall be due within five business days of the first to occur of (a), (b) or (c) above.

Expense Reimbursement

If this Agreement has been terminated by the Offeror under item (d) above under "Termination of the Support Agreement", without any payment of the Termination Fee, and the event giving rise to the termination either prevented the completion of the Unit Offer or materially delayed (or would have materially delayed but for the termination) the completion of the Unit Offer, the Fund shall, within two business days following the termination of the Support Agreement, pay to the Offeror on account of its expenses in connection with the proposed acquisition of Units and related transactions the sum of $2,000,000.00.

Subsequent Acquisition Transaction or Compulsory Acquisition

The Support Agreement provides that after the Offeror takes up and pays for the Units under the Unit Offer, the Offeror shall, subject to (i) the terms and conditions of the Support Agreement (including that the Offeror shall not be required to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if any matter occurs after the Expiry Time which, had such matter occurred prior to the Expiry Time would have caused one of the conditions to the Offer set forth in the Support Agreement not to have been satisfied); and (ii) the receipt of any required relief, on terms and conditions satisfactory to the Offeror, acting reasonably, from applicable securities authorities in respect of the Compulsory Acquisition or Subsequent Acquisition Transaction, as soon as practicable and pursue and consummate a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire the remaining Units and/or assets of the Fund. The Fund has agreed to cooperate fully with the Offeror, including without limitation taking all steps and doing all such acts and things, and causing its subsidiaries to take all steps and to do all such acts and things, if applicable, as may be reasonably requested by the Offeror, in the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction and related post-closing reorganizations.

The Support Agreement defined a "**Compulsory Acquisition**" as an acquisition by the Offeror of Units and/or Exchangeable Debentures not tendered to the Offers pursuant to the Declaration of Trust and the Debenture Indenture which entitle the Offeror, on complying with the applicable terms of such agreements, to acquire Units and Exchangeable Debentures, respectively, held by Unitholders and Debentureholders, respectively, who do not accept the Offer if the Offers are accepted by holders of at least 90% of the Units and Exchangeable Debentures, respectively.

The Support Agreement defined a "**Subsequent Acquisition Transaction**" as any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization, wind-up or other transaction involving the Fund and/or its subsidiaries and the Offeror or an affiliate of the Offeror (including a transaction involving amendments to the Declaration of Trust) which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Units and/or all of the assets of the Fund.

Further Co-operation

The Fund has also agreed:

(a) to request, prior to the date of the Offers and again prior to and promptly following the Expiry Date, that the TSX maintain the stock exchange listing for the Units and the Exchangeable Debentures (and to maintain the Units and the Exchangeable Debentures as posted for trading) throughout the term of, and upon completion of, the Unit Offer, and until completion of any Compulsory Acquisition or Subsequent Acquisition Transaction;

(b) If so requested by the Offeror, the Fund agrees to provide, and to cause the Manager to provide, access to the Offeror and its Affiliates to the books and records and officers, management personnel and advisors of the Fund and the Manager and to provide, and to cause the Manager to provide, assistance in the preparation of any prospectus or other offering documents to be filed in connection with any offering of securities by Fort Chicago;

(c) to cooperate with the Offeror's lenders in connection with the financing of the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction, and to provide reasonable access to such lenders to the books and records and officers and advisors of the Fund and its subsidiaries for such purpose upon the execution and delivery by such lenders of a confidentiality agreement in substantially the form of the Confidentiality Agreement;

(d) to introduce the Offeror to its lenders and to facilitate communication between its lenders, the Offeror and the Offeror's lenders for the purpose of paying out and terminating the Fund's and its subsidiaries' current credit facilities as soon as possible after the Effective Time;

(e) to cooperate with, and to provide reasonable assistance to, the Offeror in connection with the Offeror's planning for, and implementation of, a reorganization of the Fund and its subsidiaries on or after the Effective Time, provided that such reorganization shall not have an adverse impact on Unitholders and that, for greater certainty, the Fund shall not be required to implement such reorganization prior to the Effective Time;

(f) prior to the Effective Time, the Fund agrees to cooperate with, and to provide reasonable assistance to, the Offeror in connection with the Offeror's obtaining title insurance, including by providing title and survey affidavits, statutory declarations and estoppel certificates requested by the Offeror;

(g) use commercially reasonable efforts to maintain in effect or to continue to process renewal of all material registrations, permits, licences, approvals, certificates and other rights, qualifications and authorizations (including any such registrations, permits, licences, approvals, certificates and other rights, qualifications and authorizations required by the energy regulatory authorities) pursuant to which the Fund operates; and

(h) the Fund shall promptly advise the Offeror orally and in writing of any Material Adverse Change in respect of the Fund or any state of facts which could reasonably be expected to result in a Material Adverse Change and shall, in good faith, discuss with the Offeror any change, effect, event or occurrence which is of such a nature that there may be reasonable doubt as to whether the Offeror should be advised.

Trustees' and Officers' Insurance

The Fund and Offeror agreed that, prior to the Effective Date, the Fund will purchase "run-off" directors' and officers' liability insurance providing protection at least as favourable to the protection provided by the policies maintained by the Fund that are in effect immediately prior to the Effective Date and covering the same persons and providing protection in respect of the claims arising from facts or events which occurred prior to the Effective Date for a period of six years after the Effective Date, provided that the premiums for such insurance shall not exceed $500,000 and if the cost of such premiums for such insurance coverage exceeds such amount, the Fund shall use its best efforts to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost.

Distributions Following the Take-Up Date

Provided that the Offeror takes up and pays for Units in accordance with the terms of the Unit Offer, the Fund agreed that the regular monthly cash distributions made to Unitholders will, as of and after the date the Offeror first takes up and accepts for payment Units pursuant to the Unit Offer (the "**Take-Up Date**"), be suspended unless any such distribution is agreed to in writing by the Offeror; provided that (i) if the Take-Up Date falls after the 10th calendar day of the month in which it occurs, the Fund may declare and pay to the Unitholders a portion of the

regular monthly cash distribution of $0.0863 per Unit pro rata for the number of days that have elapsed in that month, and (ii) the Fund may declare and pay to the Unitholders the regular monthly distribution of $0.0863 per Unit for all months ending prior to the month in which the Take-Up Date occurs.

Assignments

The Support Agreement is not assignable by the Fund or Fort Chicago without the prior written consent of the other or as otherwise contemplated by the terms of the Support Agreement. Notwithstanding the foregoing, Fort Chicago is permitted to assign all or any part of its rights and obligations under the Support Agreement to a direct or indirect wholly-owned subsidiary or other affiliate of Fort Chicago without the express written consent of the other parties to the Support Agreement provided that such assignment has no material adverse tax or other effects to the Fund or the Unitholders, and provided further that if such assignment takes place, Fort Chicago shall continue to be liable to the Fund for any default in performance by the assignee. It is pursuant to this provision of the Support Agreement that Fort Chicago assigned its rights and liabilities under the Support Agreement to the Offeror.

Lock-Up Agreements

On June 20, 2007, the Offeror entered into lock-up agreements (the "**Lock-Up Agreements**") with those Trustees who hold Units and the Principals of the Manager (collectively, the "**Sellers**") pursuant to which such Sellers have agreed to tender all Units held by them to the Unit Offer and to otherwise support the Unit Offer. As at June 20, 2007, the Sellers represented that they beneficially owned 52,590 Units, representing in the aggregate less than 1.0% of the outstanding Units on such date.

Pursuant to the Lock-Up Agreements, the Sellers have agreed with the Offeror to accept the Unit Offer and validly deposit all of the Units held by such party, including any Units directly or indirectly acquired by such party after June 20, 2007 and not to withdraw Units deposited.

The Lock-Up Agreements may be terminated:

(a) by mutual consent of the Seller and the Offeror;

(b) by the Seller, if the Offeror has not taken up and paid for the Units subject to the Lock-Up Agreements pursuant to the Offer by the Outside Date;

(c) by the Seller, if the Support Agreement is terminated by the Fund; or

(d) by the Offeror, if: (i) any condition to the Offer is not satisfied or waived by the time that the Offeror proposes to accept Units for take up under the Offer, and the Offeror does not elect to waive such condition: or (ii) the Seller has not complied with all of the covenants contained in the Lock-Up Agreement in any material respect or if any representation or warranty of the Seller under the Lock-Up Agreement is untrue or incorrect in any material respect.

Non-Competition and Non-Solicitation Agreements

It is a condition of the Unit Offer that the Principals of the Manager enter into non-competition and non-solicitation agreements with Fort Chicago and the Offeror (the "**Non-Compete Agreements**"). The Non-Compete Agreements will provide that the individual shall not, while engaged or employed by Fort Chicago or any of its Subsidiaries (as defined in the Non-Compete Agreements) and for 12 months thereafter, in the capacity of an employee, officer, director, owner, lender, guarantor, advisor, consultant or promoter (in each case through his personal involvement) carry on or be engaged in any undertaking which competes or would compete, in any way, with the business of any of the Ripon Facility, the San Gabriel Facility, the London District Energy System, the PEI District Energy System and the London Cogen Facility (each as defined in the Annual Information Form of the Fund for the year ended December 31, 2006 filed with the Canadian securities regulatory authorities) (each, a "**Facility**"). The non-competition covenant applies to (i) for the Ripon Facility, the area within a 25 mile radius of the Ripon Facility; (ii) for the San Gabriel Facility, the area within a 15 mile radius of the San Gabriel Facility; and (iii) for each of the London District Energy System, the PEI District Energy System or the London Cogen Facility (each, a "**Canadian Facility**"), the area within a 50 mile radius of such Canadian Facility. The individual also agrees not to

solicit any employee of Fort Chicago or any of its subsidiaries, or any employee of North American Energy Systems who performs services at a Facility, to accept employment or engagement elsewhere.

SHARE CAPITAL OF COUNTRYSIDE

Countryside is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to an amended and restated declaration of trust made as of February 16, 2004, as amended and restated on April 8, 2004 (the "**Declaration of Trust**"). The Fund is authorized to issue an unlimited number of Units. As of the date of this Trustees Circular, there were 20,812,097 Units issued and outstanding. In addition, as at the date of this Trustees Circular there were US$44,161,000 Exchangeable Debentures outstanding, and there were 1,947.13 deferred units outstanding under the Fund's Deferred Unit Plan.

OWNERSHIP OF SECURITIES BY TRUSTEES OF COUNTRYSIDE AND PRINCIPALS OF THE MANAGER

The following table sets out the names and positions with Countryside of each Trustee and Principal of the Manager and the number, designation and percentage of outstanding securities of Countryside beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates, other than Units issuable in accordance with Countryside's Long Term Incentive Policy.

Name	Position Held	Number of Units Owned or Over Which Control or Direction is Exercised	Percentage of Outstanding Units
V. James Sardo	Chairman and Trustee	5,000 1,947.13 (1)	0.02%
James R. Anderson	Trustee	6,100	0.03%
Oskar T. Sigvaldason	Trustee	1,000	0.01%
James J. Lawson	Trustee	Nil	---
Göran Mörnhed	President and Chief Executive Officer of Manager	16,520	0.08%
Edward M. Campana	Executive Vice President and Chief Financial Officer of Manager	11,870	0.06%
Allen J. Rothman	Senior Vice President & Secretary of Manager	12,100	0.06%

(1) Deferred Units under Deferred Unit Plan

PRINCIPAL HOLDER OF SECURITIES OF COUNTRYSIDE

To the knowledge of the trustees of the Fund and Principals of the Manager of Countryside, after reasonable enquiry, as at the date of this Trustees' Circular, no person owned, directly or indirectly, or exercised control or direction over 10% or more of any class of securities of the Fund and no person acting jointly or in concert with Countryside owned any securities of Countryside.

INTENTIONS WITH RESPECT TO THE UNIT OFFER

The Principals of the Manager and certain of the Trustees have entered into Lock-Up Agreements with Fort Chicago and the Offeror pursuant to which each of them has agreed to deposit under the Unit Offer any Units which they own, or over which they exercise control or direction, or over which they subsequently acquire beneficial ownership. To the knowledge of the Trustees and Principals of the Manager, after reasonable enquiry, each of their associates who owns Units intends to accept the Unit Offer.

TRADING IN SECURITIES OF COUNTRYSIDE

Except as set out below, during the six months preceding the date hereof, none of Countryside, the Trustees or Principals of the Manager or, to the knowledge of the Trustees and Principals of the Manager, after reasonable enquiry, any associate of such persons, any person holding or exercising control or direction over 10% or more of the Units or any person acting jointly or in concert with the Fund, has traded any Units.

ISSUANCES OF SECURITIES OF COUNTRYSIDE

No Units (or securities convertible into Units) have been issued to the Trustees of the Fund or Principals of the Manager during the two years preceding the date of the Unit Offer except upon exercise of DUP Units.

OWNERSHIP OF SECURITIES OF THE OFFEROR AND FORT CHICAGO

None of the Fund or its Trustees or Principals of the Manager or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with the Fund, owns, directly or indirectly, or exercises control or direction over, any securities of the Offeror or Fort Chicago.

RELATIONSHIP BETWEEN FORT CHICAGO AND THE OFFEROR AND THE TRUSTEES AND PRINCIPALS OF THE MANAGER

Other than as provided in the Support Agreement, the Lock-Up Agreements, the Non-Compete Agreements and the Management Agreement (as defined below), no other arrangement or agreement has been made, or is proposed to be made, between Fort Chicago or the Offeror and any of the Trustees or Principals of the Manager relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office.

None of the Trustees or Principals of the Manager is a trustee of Fort Chicago or the Offeror or any of their subsidiaries.

ARRANGEMENTS BETWEEN COUNTRYSIDE AND ITS TRUSTEES AND THE MANAGER

Management Agreement

Concurrently with the entering into of the Support Agreement, the Fund entered into an agreement with the Manager to amend the terms of the management agreement dated September 23, 2005, as amended February 9, 2007 (the "**Management Agreement**"). Pursuant to the second amendment dated June 20, 2007, the Fund is purchasing the Manager's subordinated interest in Ripon Power LLC and Countryside London Co-generation Corp. (together, the "**Subordinated Interests**") for approximately $18.0 million payable in two instalments: (i) $14.5 million on June 20, 2007; and (ii) $3.5 million (US$3.3 million) on the completion of the Offer or the termination of the Support Agreement, whichever occurs first. Under the second amendment dated June 20, 2007, the Manager will receive cash in lieu of units of the Fund for all of its Subordinated Interests. In addition, the Manager is foregoing any entitlement to the severance payments in connection with any future termination of the Management Agreement, although the Fund will continue to be obligated to reimburse the Manager for out-of-pocket costs associated with any termination. The second amendment to the management agreement is effective regardless of whether the Offer is completed.

In determining that it is in the best interests of the Fund to enter into the amendment, the Board of Trustees took into account, among other things: (i) that the consideration payable to the Manager for the Subordinated Interests, which is payable entirely in cash, represents materially less aggregate value for the Subordinated Interests than contemplated under the Management Agreement prior to the second amendment; and (ii) the entering into of the amendment would eliminate the complexities regarding the purchase of the Subordinated Interests that previously existed under the Management Agreement.

The transaction may be a related party transaction under Ontario Securities Commission Rule 61-501 and Québec Regulation Q-27 (the "**Related Party Rules**"). In certain circumstances, the Related Party Rules require a formal valuation and minority approval in respect of a related party transaction. The Related Party Rules provide an

exemption from the requirements to obtain a formal valuation report and minority approval in the event that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves related parties, exceeds 25% of the issuer's market capitalization. The Fund has determined that neither the fair market value of the Manager's Subordinated Interest to be purchased, nor the fair market value of the consideration being paid for such interest, exceeds 25% of the market capitalization of the Fund.

Deferred Unit Plan

The Fund has implemented a Deferred Unit Plan (the "**DUP**"), which plan provides for the grant to eligible participants of DUP Units. Pursuant to the DUP, each eligible participant is entitled to elect in advance to have all or a portion of his or her annual retainer for the ensuing period allocated to the DUP. Directors of Countryside Canada and Trustees who have not achieved the requisite of Unit ownership as provided in the Fund's Unit Ownership Guidelines (as set forth below) will be required to elect to have at least one-third of their annual retainer allocated to the DUP. Eligible participants will receive additional DUP Units in lieu of distributions paid by the Fund on the Units.

The Unit Ownership Guidelines of the Fund for Trustees and Directors of Countryside Canada and its subsidiaries require Unit ownership that is proportionate to the individual's compensation. Newly appointed Trustees and Directors of Countryside Canada are given five years to achieve ownership equal to three times their annual retainer. These guidelines support the Fund's belief that Unit ownership by Trustees and Directors of Countryside Canada further aligns the interests of the Unitholders and the Trustees and Directors.

Once an eligible participant ceases to be a Trustee or a Director of Countryside Canada, he or she will be entitled to receive a number of Units equal to the number of DUP Units held at the time of retirement. The Fund intends to fulfill any obligation to deliver the Units issuable under the DUP by issuing the requisite number of Units from treasury. As of the date of this Trustees' Circular, the Fund has granted 1,947.13 DUP Units to V. James Sardo.

Compensation of Trustees and Directors

In connection with the Strategic Review Process, the Chairman was entitled to receive $30,000 and each of the other Trustees was entitled to receive $20,000. The fees paid to the Committee were $3,000 per day. All Trustees and Directors are also entitled to be reimbursed for out-of-pocket expenses for attending meetings and related duties in connection with the Strategic Review Process.

INTEREST OF TRUSTEES OR THE PRINCIPALS OF THE MANAGER IN MATERIAL CONTRACTS OF FORT CHICAGO OR THE OFFEROR

None of the Trustees and Principals of the Manager and, to the knowledge of such Trustees and Principals of the Manager after reasonable enquiry, none of their associates, has any interest in any material contract to which Fort Chicago or the Offeror is a party.

MATERIAL CHANGES IN THE AFFAIRS OF COUNTRYSIDE

Except as publicly disclosed or as otherwise described or referred to in this Trustees' Circular, the Trustees and Principals of the Manager are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Countryside since March 31, 2007, being the date of the last published interim financial statements of Countryside.

OTHER TRANSACTIONS

There is no transaction, Board of Trustees resolution, agreement in principle or signed contract of Countryside, other than as described or referred to in the Offering Circular or this Trustees' Circular, which has occurred in response to the Offers. Other than as described or referred to in the Offering Circular or this Trustees' Circular, no negotiations are underway in response to the Offers which relate to or would result in: (a) an extraordinary transaction such as a merger or reorganization involving Countryside or a subsidiary; (b) the purchase,

sale or transfer of a material amount of assets by Countryside or a subsidiary; (c) an issuer bid or other acquisition of securities by Countryside; or (d) any material change in the capitalization or distribution policy of Countryside.

OTHER INFORMATION

Except as otherwise described or referred to in the Offering Circular, this Trustees' Circular, or otherwise publicly disclosed, no other information is known to the Trustees or Principals of the Manager that would reasonably be expected to affect the decision of the Unitholders or Debentureholder to accept or reject the Unit Offer or the Debenture Offer, as applicable.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of Countryside with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF TRUSTEES' CIRCULAR

The content of this Trustees' Circular has been approved and the delivery thereof has been authorized by the Board of Trustees.

CONSENT OF RBC DOMINION SECURITIES INC.

We hereby consent to the references to the opinion dated *June 19, 2007 of our firm* under the captions "Background to the Offer", "Recommendation of Countryside", "Reasons for the Recommendation", "Fairness Opinion" and "Agreements Relating to the Offer — Support Agreement" and to the inclusion of the foregoing opinion in the circular of the Board of Trustees of Countryside dated July 5, 2007. In providing such consent we do not intend that any person other than the Board of Trustees rely upon such opinion.

Dated: July 5, 2007

(Signed) RBC Dominion Securities Inc.

CERTIFICATE

Dated: July 5, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Units subject to the Offer.

On behalf of the Board of Trustees:

(Signed) JAMES R. ANDERSON
Trustee

(Signed) OSKAR SIGVALDASON
Trustee

SCHEDULE "A"
FAIRNESS OPINION OF RBC

June 19, 2007

The Special Committee of the Board of Trustees
Countryside Power Income Fund
495 Richmond Street
Suite 920
London, Ontario N6A 5A9
Canada

To the Special Committee:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Countryside Power Income Fund ("Countryside" or the "Fund") proposes to enter into a definitive support agreement (the "Support Agreement") with Fort Chicago Energy Partners L.P. ("Fort Chicago") in which Fort Chicago will offer to acquire all of the outstanding units of the Fund for cash consideration of $9.60 per unit (the "Offer"). The terms of the Offer are more fully described in a take-over bid circular (the "Circular"), which will be mailed to unitholders of the Fund (the "Unitholders") in connection with the Offer.

RBC also understands that the board of trustees of the Fund (the "Board") has constituted a committee comprised of independent members of the Board (the "Special Committee") to evaluate the various strategic alternatives available to the Fund, including the Offer, and make recommendations thereon to the Board. The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the Offer, including the preparation and delivery to the Special Committee of its opinion as to the fairness of the consideration under the Offer from a financial point of view to the Unitholders (the "Fairness Opinion"). The Fairness Opinion has been prepared in accordance with the guidelines of the Investment Dealers Association of Canada. RBC has not prepared a valuation of the Fund or any of its securities or assets and the Fairness Opinion should not be construed as such.

All dollar amounts herein are expressed in Canadian dollars, unless otherwise stated.

Engagement

The Special Committee initially contacted RBC regarding a potential advisory assignment in May 2007, and RBC was formally engaged by the Special Committee through an agreement between the Fund and RBC (the "Engagement Agreement") dated May 25, 2007. The terms of the Engagement Agreement provide that RBC is to be paid $475,000 for the Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Fund in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Fund with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of the Fund, or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any

financing involving the Fund, or any of its respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Fund, or any of its associates or affiliates.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Fund, or any of its respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Fund, or the Offer.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the most recent draft dated June 19, 2007 of the Support Agreement;
2. audited financial statements of the Fund for each of the three years ended December 31, 2004, December 31, 2005, and December 31, 2006;
3. the unaudited interim reports of the Fund for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, and March 31, 2007;
4. annual reports of the Fund for each of the two years ended December 31, 2005 and December 31, 2006;
5. annual information form of the Fund for the year ended December 31, 2006;
6. projected income statement and cashflows for the Fund on a consolidated basis and segmented by asset prepared by management of the Fund for the years ending December 31, 2007 through December 31, 2026;
7. discussions with senior management of the Fund;
8. discussions with the Fund's legal counsel;
9. public information relating to the business, operations, financial performance and stock trading history of the Fund and other selected public companies considered by us to be relevant;
10. public information with respect to other transactions of a comparable nature considered by us to be relevant;
11. public information regarding the North American Power Generation industry;

12. representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Fund as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

13. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Fund to any information requested by RBC. As the auditors of the Fund declined to permit RBC to rely upon information provided by them as part of any due diligence review, RBC did not meet with the auditors of the Fund and has assumed the accuracy and fair representation of and relied upon the audited consolidated financial statements of the Fund and reports of the auditors thereon.

Prior Valuations

The Fund has represented to RBC that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Fund or its material assets or its securities in the past twenty-four month period.

Assumptions and Limitations

With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, the Fund, and their consultants and advisors, including Countryside Ventures LLC (the "Fund's Manager") (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Fund's Manager have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (except for information disclosed by someone other than the Fund's Manager) provided orally by, or in the presence of, such senior officers or in writing by the Fund or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is complete and, to such senior officers' best knowledge, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Fund, its subsidiaries or the Offer and, to such senior officers' best knowledge did not and does not omit to state a material fact in respect of the Fund, its subsidiaries or the Offer necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information (except for information disclosed by someone other than the Fund's Manager) was provided to RBC, except as disclosed in writing to RBC, or as publicly disclosed by the Fund, to such senior managers' best knowledge, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Fund or any of its subsidiaries and no material change has occurred in the Information (except for information disclosed by someone other than the Fund's Manager) or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Offer will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Fund and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with the Fund and the Fund's Manager. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Offer.

The Fairness Opinion has been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Unitholders as to whether to tender their Units to the Offer.

Overview of the Fund

The Fund's primary assets are the "District Energy Systems", "California Cogeneration Facilities" and the "London Cogeneration Facility". The District Energy Systems consists of one primarily biomass fueled and one natural gas-fueled district energy system located in Canada. The California Cogeneration Facilities include two natural gas-fired cogeneration facilities located in California. The London Cogeneration Facility consists of one 17 megawatts natural gas-fired cogeneration facility currently under construction in Canada.

District Energy Systems

The District Energy Systems produces steam and hot and/or chilled water and electricity that are distributed to government, commercial and residential customers through underground distribution systems. The District Energy Systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System") and together have approximately 122 megawatts of thermal and electrical generation capacity. The PEI System produces steam and hot water using biomass or wood waste, waste fuel and fuel oil and the London System produces steam, chilled water and electricity using natural gas as its primary fuel and fuel oil as its alternative fuel.

California Cogeneration Facilities

The California Cogeneration Facilities are Qualifying Facilities ("QF's") under the Public Utility Regulatory Policies Act of 1978 ("PURPA") and are located in California, one in Ripon and one in Pomona. The Cogen Facilities each produce electricity and steam using natural gas fuel and have approximately 93.5 MW of electrical generation capacity on a combined basis. Each California Cogeneration Facility sells electricity to a local utility pursuant to a long term Power Purchase

Agreement ("PPA") and steam to a third party steam host pursuant to a steam sales agreement. Respective PPA's for each facility call for payments from customers under the Short-Run Avoided Cost ("SRAC") pricing mechanism.

London Cogeneration Facility

The London Cogeneration Facility will be a nominal 19 megawatts (gross output) gas-fired cogeneration facility located adjacent to the London System in London, Ontario. The London Cogeneration Facility is scheduled to go into commercial operation in Q2 2008 and has entered into an energy services agreement with the London System for a term of 20 years in which the London System would purchase all of the London Cogeneration Facility's steam output.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration under the Offer from a financial point of view to the Unitholders, RBC principally considered and relied upon the following:

1. a comparison of the consideration under the Offer to the results of a net asset value ("NAV") analysis of the Fund (the "NAV Analysis");

2. a comparison of the consideration under the Offer to the recent market trading prices of the Units (the "Recent Trading Levels of Units");

3. a review of the process conducted by Lehman Brothers Inc. on behalf of the Fund to solicit interest in the Fund (the "Sale Process")

RBC also reviewed and compared selected public company multiples for Canadian and U.S. power generation and utility companies whose securities are publicly traded. However, the asset mix and end markets of the Fund are significantly different than those of the companies reviewed. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology.

Net Asset Value Analysis

The NAV approach ascribes a separate value for each category of asset and liability, utilizing the methodology appropriate in each case. The sum of total assets less total liabilities yields the NAV.

There are five components to the Fund's NAV:

1. the District Energy Systems;

2. the California Cogeneration Facilities;

3. the London Cogeneration Facility;

4. the Fund's debt and cash balances; and

5. other items including tax assets.

District Energy Systems

RBC used a discounted cash flow analysis ("DCF") as the primary approach to assess the value of the Fund's District Energy Systems.

To take into account the impact on value of the proposed changes to the tax laws pertaining to publicly-traded canadian income trusts announced by the Minister of Finance (Canada) on October 31, 2006, RBC used a two-stage approach for its DCF analysis. The two-stage approach involved calculating an enterprise value as at the valuation date consisting of the sum of: (a) discounted unlevered free cash flows generated in years 2007 to 2010 using a weighted average cost of capital ("WACC") calculated on a pre-tax basis; and (b) assuming a conversion of the Fund into a corporation on January 1, 2011, discounting the unlevered free cash flows generated in 2011 and beyond using a WACC calculated on an after-tax basis.

The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the District Energy Systems' assets. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used.

Assumptions

For the DCF analysis, projected unlevered cash flows (the "District Energy Base Forecast") were prepared based on the Management Projections and other information provided by and discussions with management of the Fund. The District Energy Base Forecast was based on projections for the Fund's District Energy System assets, the PEI System and the London System, and includes an allocation of the Fund's general and administrative expenses.

A summary of the District Energy Base Forecast, including the earnings before interest, depreciation and amortization ("EBITDA"), cash taxes, capital expenditures, working capital investment and unlevered free cash flow, is provided in the tables below.

District Energy Systems Base Case Free Cash Flows	***2007E***	***2008E***	***2009E***	***2010E***	***2011E***	***2012E***
EBITDA	4,950	5,116	5,471	5,545	5,617	5,713
Less: Cash Taxes	0	0	0	0	0	0
Less: Capital Expenditures	(1,132)	(605)	(623)	(641)	(661)	(680)
Less: Changes in Non-Cash Working Capital	52	53	259	27	18	(20)
Unlevered Free Cash Flow	3,870	4,564	5,107	4,931	4,974	5,013

District Energy Systems Base Case Free Cash Flows (continued)	2013E	2014E	2015E	2016E	2017E
EBITDA	5,803	5,885	5,994	6,121	6,233
Less: Cash Taxes	0	0	(384)	(707)	(967)
Less: Capital Expenditures	(701)	(722)	(744)	(766)	(789)
Less: Changes in Non-Cash Working Capital	0	19	(20)	(43)	30
Unlevered Free Cash Flow	5,102	5,182	4,846	4,605	4,507

Note: Dollars in thousands

Sensitivity Analysis

In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the aforementioned base case free cash flows. Variables sensitized included new customer growth, expense growth, discount rates and terminal value assumptions. The results of these sensitivity analyses are reflected in our judgment as to the fairness of the consideration under the Offer from a financial point of view.

Discount Rates

RBC selected appropriate discount rates to apply to our projected unlevered free cash flows by utilizing the Capital Asset Pricing Model ("CAPM") approach to determine an appropriate weighted average cost of capital ("WACC"). This approach calculates WACC based on an assumed optimal capital structure for the Fund. The Fund's optimal capital structure was chosen based upon a review of the capital structures of comparable companies, the risks faced by the Fund and the Power Generation industry, and considering the expected change in tax status of the Fund in 2011. The CAPM approach calculates the cost of equity capital as a function of the risk-free rate of return, the volatility of equity prices in relationship to a benchmark ("beta") and a premium for equity risk. The CAPM approach calculates the cost of debt as a function of the risk-free rate of return plus an appropriate borrowing spread to reflect credit risk, assuming an optimal capital structure. The assumptions used by RBC in estimating the WACC for the Fund's District Energy Systems are provided in the table below.

Period	2007 – 2010	Post 2010
Cost of Debt		
Risk-free rate [1]	4.55%	4.55%
Borrowing spread	1.25%	1.25%
Pre-tax cost of debt	5.80%	5.80%
Tax rate	0%	34%
After-tax cost of debt	5.80%	3.83%
Cost of Equity		
Risk-free rate	4.55%	4.55%
Equity risk premium	5.0%	5.0%
Unlevered beta	0.69	0.69
Levered beta [2]	0.93	0.85
After-tax cost of equity	9.20%	8.80%
Optimal Capital Structure	26% debt/74% equity	26% debt/74% equity
WACC Calculated From Above	8.32%	7.51%

(1) 10-year Government of Canada bond rate.
(2) Based on Optimal Capital Structure.

Based on the foregoing analysis, taking into account sensitivity analyses on the variables selected above, RBC utilized a discount rate for the District Energy Systems of 7.75% to 8.75% on unlevered free cash flows generated in years 2007 to 2010 and 7.0% to 8.0% on unlevered free cash flows generated after year 2010 and the terminal value.

Precedent Transaction Analysis

RBC also reviewed and compared certain publicly available information with respect to selected transactions in the power generation industry in North America to assess the California Cogeneration Facilities in the NAV Analysis. The primary multiple used in analyzing these transactions is Enterprise Value to Facility Generating Capacity (expressed in megawatts/kilowatts). This data is for comparative purposes only as each plant operates in different markets and exhibits unique operating characteristics.

Announcement Date	Acquiror	Target	Enterprise Value (US$)	MW Capacity	EV US$ / KW [1]
07-Mar-06	Northland Power Income Fund	Kingston Gogeneration	$110	110	$1,000
19-May-05	Sempra Energy	El Dorado Energy	$132	241	$548
18-May-05	Complete Energy Holdings LLC	La Paloma Generating Fund LLC	$560	1,022	$548
20-Dec-04	Dominion Resources	Panda Rosemary Plant	$101	181	$556
14-Apr-04	Calpine Power Income Fund	King City	$116	120	$967
Average				335	724
Average (Excl. High and Low)				181	690

(1) Based on generating megawatt capacity.

<u>London Cogeneration Facility</u>

RBC used a DCF as the primary approach to assess the Fund's London Cogeneration Facility. The approach to the DCF analysis, including the method of deriving discount rates, is described in the analysis of the District Energy Systems.

Assumptions

For the DCF analysis, projected unlevered cash flows (the "London Cogen Base Forecast") were prepared based on the Management Projections and other information provided by and discussions with management of the Fund. The London Cogen Base Forecast was based on projections for the Fund's London Cogeneration Facility and includes an allocation of the Fund's general and administrative expenses.

A summary of the London Cogen Base Forecast, including the EBITDA, cash taxes, capital expenditures, working capital investment and unlevered free cash flow, is provided in the tables below.

London Cogeneration Facility Base Case Free Cash Flows	2007E	2008E	2009E	2010E	2011E	2012E
EBITDA	0	1,556	3,147	3,145	3,131	3,121
Less: Cash Taxes	0	0	0	0	0	0
Less: Capital Expenditures	(18,667)	(8,024)	0	0	0	0
Less: Changes in Non-Cash Working Capital	0	(270)	(83)	17	12	(9)
Unlevered Free Cash Flow	(18,667)	(6,738)	3,064	3,162	3,143	3,112

London Cogeneration Facility Base Case Free Cash Flows (continued)	2013E	2014E	2015E	2016E	2017E
EBITDA	3,112	3,094	3,086	3,085	3,074
Less: Cash Taxes	0	(135)	(355)	(532)	(674)
Less: Capital Expenditures	0	0	0	0	0
Less: Changes in Non-Cash Working Capital	2	12	(9)	(21)	19
Unlevered Free Cash Flow	3,114	2,971	2,722	2,532	2,419

Note: Dollars in thousands

Sensitivity Analysis

In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the aforementioned base case free cash flows. Variables sensitized included expense growth, discount rates and terminal value assumptions. The results of these sensitivity analyses are reflected in our judgment as to the fairness of the consideration under the Offer from a financial point of view.

Discount Rates

The assumptions used by RBC in estimating the WACC for the Fund's London Cogeneration Facility are provided below:

Period	2007 – 2010	Post 2010
Cost of Debt		
Risk-free rate (1)	4.55%	4.55%
Borrowing spread	1.25%	1.25%
Pre-tax cost of debt	5.80%	5.80%
Tax rate	0%	34%
After-tax cost of debt	5.80%	3.83%
Cost of Equity		
Risk-free rate	4.55%	4.55%
Equity risk premium	5.0%	5.0%
Unlevered beta	0.69	0.69
Levered beta (2)	0.93	0.85
After-tax cost of equity	9.20%	8.80%
Optimal Capital Structure	26% debt/74% equity	26% debt/74% equity
WACC Calculated From Above	8.32%	7.51%

(1) 10-year Government of Canada bond rate. (2) Based on Optimal Capital Structure.

Based on the foregoing analysis, taking into account sensitivity analyses on the variables selected above, RBC utilized a discount rate for the London Cogeneration Facility of 7.75% to 8.75% on unlevered free cash flows generated in years 2007 to 2010 and 7.0% to 8.0% on unlevered free cash flows generated after year 2010 and the terminal value.

Terminal Value

RBC assessed the Terminal Value for the DCF analysis by applying a *multiple of* EBITDA *in* the terminal year.

The EBITDA multiple range used to calculate the terminal value was 7.5x to 8.5x. These multiples were selected based primarily on RBC's assessment of the risk and growth prospects of the London Cogeneration Facility beyond the terminal year and the expected change in tax status of the Fund in 2011.

The Fund's Debt and Cash Balance

In calculating the NAV for the Fund, the Fund's third party bank debt and debentures were deducted from NAV at their book value and face value, respectively. Cash, including funds received from the settlement agreement with US Energy Biogas Corp ("USEB") in May 2007, were added to the NAV in the NAV Analysis.

Other Items

In calculating the NAV for the Fund, undepreciated capital cost pools for tax purposes remaining prior to the terminal value year were added to NAV at their present value assuming applicable statuatory tax rates of the region in which the pools exist.

Summary of NAV Analysis

The NAV approach, including taking into account sensitivity analyses as described above, generates results that are consistent with the price per Unit proposed under the Offer.

Recent Trading Levels of Units

The cash consideration of $9.60 per Unit under the Offer represents a premium of 6.1% to the $9.05 closing market price of the Units on June 19, 2007, immediately prior to the announcement on June 20, 2007 of the acceptance of the Offer (the "Announcement"), which is within the range of average premiums for similar transactions over the past five years. Furthermore, the Offer price represents a 10.9% premium to the unaffected price one day prior to the announcement of a strategic review process being undertaken by the Fund on February 9, 2007. The Offer implies a premium of 14.5% to the volume weighted average trading price of the Unit on the TSX for the 30 trading days ended February 9, 2007.

Sale Process

At direction of the Board, Lehman Brothers Inc. conducted a broad auction process by contacting over 60 potential buyers, including a number of North American and International power generation companies and financial buyers. Interested parties who executed a confidentiality agreement were provided a management presentation, access to non-public information and due diligence sessions with management of the Fund. The consideration under the Offer represents the highest value offered in the Sale Process.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Offer is fair from a financial point of view to the Unitholders.

Yours very truly,

RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

END